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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Geoinformatics Exploration Inc.

Fairbanks
Whistler Project
Anchorage
Juneau

Report Prepared for

Geoinformatics Exploration Inc

Report Prepared by

SRK Consulting
Engineers and Scientists

Project Reference Number:
3CG010.001

September 15, 2007

Mineral Resource Estimation, Whistler Copper-Gold Project, Alaska Range, Alaska

Geoinformatics Exploration Inc.

Suite 1109 – 330 Bay Street

Toronto, ON, Canada, M5H 2S8

Tel: (416) 861 1300  •  Fax: (416) 861 1999

E-mail:

Web Address: www.geoinformex.com/

SRK Project Number 3CG010.003

SRK CONSULTING (CANADA) INC.

Suite 1000 – 25 Adelaide Street East

Toronto, ON   M5C 3A1

Tel:  (416) 601-1445  •  Fax:  (416) 601-9046

E-mail: toronto@srk.com

Web Address: www.srk.com

February 15, 2008

Compiled by:

George Wahl, P.Geo

Jean-Francois Couture, Ph.D, P.Geo

Associate Resource Geologist

Principal Geologist

Reviewed by:

G. David Keller, P. Geo

Principal Resource Geologist

Cover: Top, three dimensional rendering of the Whistler copper-gold deposit looking north-northeast; bottom, sheeted quartz-magnetite-chalcopyrite veins in the centre of the Whistler copper-gold deposit.

i February 15, 2008

Executive Summary

Introduction

The Whistler project is a copper-gold exploration project located in the Yentna Mining District of Alaska, approximately 150 kilometres northwest of Anchorage. In June 2007, Geoinformatics Exploration Inc. (“Geoinformatics”) announced the conditional acquisition of this project as part of a strategic alliance with Kennecott Exploration Company (“Kennecott”).

SRK Consulting (Canada) Inc. (“SRK”) prepared an initial technical report for the Whistler copper-gold project in September 2007 while Geoinformatics was completing a seven-hole drilling program on the Whistler Deposit. During the fourth quarter of 2007, SRK prepared an initial mineral resource estimate for the Whistler copper-gold deposit. This technical report documents the resource model constructed by SRK for the Whistler copper-gold deposit. It was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”. SRK visited the Whistler project between August 10 and 14, 2007.

Property Description and Agreements

The Whistler project comprises 732 State of Alaska mining claims covering an aggregate area of approximately 449 square kilometres in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed.

Geoinformatics’ rights to the Whistler project were acquired from Kennecott in consideration of exploration expenditures totalling a minimum of US$5.0 million over two years subject to two underlying agreements. Kennecott retains certain back-in rights to acquire up to sixty percent of the project.

The first underlying agreement is a Mineral Lease Agreement between Mr. Kent Turner and Kennecott dated July 3, 2003 granting to Kennecott and its successors a renewable 30-year lease on twenty-five unpatented State of Alaska Claims containing the Whistler copper-gold deposit. In consideration of the lease, Kent Turner is entitled to advance annual royalty payments of US$50,000 at the anniversary of the agreement and deductible against a certain production royalty. The agreement also provides for minimum annual exploration expenditures US$100,000 since February 1, 2006.

The second underlying agreement is an earlier agreement between Cominco American Incorporated and Mr. Kent Turner dated October 1, 1999. This agreement concerns a 2.0 percent net profit interest held by Cominco American Incorporated in connection with the Turner Claims.

Location, Access and Physiography

The Whistler project is located in the Alaska Range approximately 150 kilometres northwest of Anchorage, Alaska. Access to the project area is solely by aircraft. The center of the property is located at 152.566 degrees longitude west and 61.983 degrees latitude north.

ii February 15, 2008

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 metres above sea level in the valley floors to over 5,000 metres in the highest peaks resulting in quite a spectacular landscape.

A base camp is established near Rainy Pass, a lodge serviced with a gravel airstrip for wheel-based aircrafts. The camp is equipped with diesel generators, a satellite communication link and tent structures on wooden floors. Although chiefly used for summer field programs the camp can be winterized.

History

Mineral exploration in the Whistler area was initiated by Cominco Alaska in 1986, and continued through 1989.  During this period, the Whistler and the Island Mountain copper-gold porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco’s interest waned and all cores from the Whistler region were donated to the State of Alaska. The property was allowed to lapse.

In 1999, Kent Turner staked twenty-five State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006 Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization, the evaluation of the Whistler copper-gold occurrence with fifteen core boreholes (7,948 metres) and reconnaissance core drilling at other targets in the Whistler region (4,184 metres). Over that period Kennecott invested over US$6.3 million in exploration.

Between July and October 2007, Geoinformatics drilled seven core boreholes (3,321 metres) to infill the deposit to sections spaced at seventy-five metres and to test for the north and south extensions of the deposit.

Regional and Local Geology

Alaskan geology consists of a collage of various terranes that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic. The southern most Pacific margin is underlain by the Chugach–Prince William composite terrane, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrane. It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 million years (“Ma”) to 30Ma and associated with a wide range of base and precious metals hydrothermal sulphide-bearing mineralization. The geology of Whistler project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.  Five main intrusive suites are important in the Whistler project area.

The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks generally older than 75.5Ma with restricted extrusive equivalent. These intrusions are commonly associated with copper-gold porphyry-style mineralization characterized by low arsenic and low antimony.

The Summit Lake, Kichatna and Hartman River Intrusions (74 to 61Ma) are calc-alkalic granodiorite to diorite intrusions occurring northeast of the Whistler region. These intrusions are generally auriferous and hydrothermal mineralization is commonly arsenical.

iii February 15, 2008

The Composite Intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Copper-gold veinlets and pegmatitic occurrences are characteristics of the Composite plutons.

The Crystal Creek Intrusions form a suite of calc-alkalic granite and granite porphyry intrusions with extrusive rhyolite ranging in age from 61 to 65Ma. Andesite and diorite rocks may represent higher level or border phases of this intrusive suite.

The Merrill Pass igneous suite forms a north-trending belt of differentiated calc-alkalic volcanic and intrusive rocks (44 to 30Ma) related to the emergence of the Aleutian arc. They are associated with porphyry copper mineralization, generally barren.

Deposit Types and Mineralization

The Whistler project was acquired by Geoinformatics for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust. Exploration work completed by Kennecott has uncovered several copper-gold sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes and suggesting that the project area is generally highly prospective for porphyry copper-gold deposits.

The Whistler copper-gold deposit is the most important exploration target on the Whistler project. Drilling by Cominco, Kennecott and Geoinformatics was successful in delineating copper-gold sulphide mineralization associated with at least three diorite porphyry intrusive phases. The oldest phase exhibits the best copper-gold mineralization, while the third and youngest is typically barren. On surface, the copper gold mineralization extends over an area measuring 750 by 250 metres and from the surface to depths ranging between 200 and 750 metres.

Sampling Method, Approach and Analyses

Little details are available for the sampling procedures used by Cominco Alaska.

Kennecott used industry best practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2006. The procedures are documented in detailed manuals describing all aspects of the exploration data collection and management. All assay samples were prepared by the Alaska Assay Laboratory, in Fairbanks, Alaska and assayed at either the Alaska Assay Laboratory (2004) or the accredited ALS-Chemex laboratory in Vancouver, British Columbia. Samples were assayed for gold by conventional fire assay and a suite of elements including the usual metals by aqua regia digestion and inductively coupled plasma atomic emission spectroscopy. Kennecott used industry best practices quality control measures during its exploration at Whistler.

Geoinformatics is using the procedures developed by Kennecott for this project.

Data Verifications

In accordance with NI43-101 guidelines, SRK visited the Whistler project between August 10 and 14, 2007 while active drilling was ongoing.  The purpose of the site visit was to inspect and ascertain the geological

iv February 15, 2008

setting of the Whistler project, witness the extent of historical exploration work carried out on the property and assess logistical aspects and other constraints relating to conducting exploration work in this area.

SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Kennecott and Geoinformatics. In the opinion of SRK, the electronic data are reliable and exhaustive.

No quality control data is available from the Cominco Alaska drilling. The reliability of these data cannot be tested. SRK visually examined assaying quality control data produced by Kennecott and Geoinformatics. SRK analysed the quality control data using bias charts and various relative precision plots. This review suggests that the assay results delivered by the primary laboratories used by Kennecott and Geoinformatics are generally reliable for the purpose of resource estimation.

Mineral Resource Estimation

The mineral resource model presented herein represents the first resource evaluation for the Whistler copper-gold deposit. The resource estimate was completed by George H. Wahl, P.Geo an independent qualified person as this term is defined in National Instrument 43-101.  The effective date of this resource estimate is December 31, 2007.

The database used to estimate the Whistler mineral resources was audited by SRK and the sulphide mineralization boundaries were modelled by SRK using a geological interpretation prepared by Geoinformatics personnel. The current drilling information is sufficiently reliable to interpret with confidence the boundaries of the copper-gold sulphide mineralization and that the assaying data is sufficiently reliable to support estimating mineral resources.

Gold-copper sulphide wireframes were constructed to constrain geostatistical analysis and grade estimation. A gold-equivalent grade was found useful in visibly separating mineralized rock from barren host. The gold equivalent grade was calculated using metal price assumptions of US$550 per ounce of gold, US$8 per ounce of silver and US$1.50 per pound of copper. In absence of metallurgical data, metallurgical recoveries were assumed at eighty-five percent for copper and seventy-five percent for silver and gold. Smelting and refining costs and concentrate transportation charges were not considered in the gold-equivalent calculation.

The Whistler deposit was sub-divided into the Main and Whistler domains. Five separate sulphide mineralization wireframes were modelled and treated as separate hard boundary domains for resource estimation. The Main 1 and Main 2 domains are defined using a 0.7 gpt gold-equivalent cut-off and separated by the north-trending Divide Fault. Both domains are completely enclosed within the Whistler domain that is defined by a 0.30 gpt gold equivalent cut-off.

Grade capping was assessed using probability plots for assays samples within each domain. After review, copper grades do not require capping. Silver and gold grades were, however, capped at 14.2 gpt and 4.2 gpt, respectively. Assay samples were composited to 5-metre composite lengths for statistical and geostatistical analysis and grade interpolation. Residual composite intervals with a minimum length of 2.0 metres were also included in the dataset used for grade estimation.

A block model aligned with the local UTM grid was constructed to cover the entire extent of the Whistler mineralization and the potential limits of an optimized pit. Waste blocks were assigned a bulk density of

v February 15, 2008

2.60 grams per cubic centimetre while each sulphide mineralized block was assigned a density of 2.72 grams per cubic centimetre.

Variography was completed for the major grade attributes, including gold, silver and copper on aggregated composite populations to determine anisotropic ranges for grade estimation. Block gold, silver and copper grades were estimated in each of sulphide zone separately by ordinary kriging. For silver, a nested spherical model comprising two structures was interpreted. For solid zones 100 through 250, a second pass interpolation with the same anisotropic ratios however at a maximum range of 250 metres was applied. For the zone solid 300 a second pass interpolation with a maximum 600 metres range was applied. The search methodology used a minimum of three composite samples and a maximum of nine composite samples.

Mineral resources for the Whistler gold project have been classified according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December, 2005) by George H Wahl, P.Geo, Associate Resource Geologist and independent Qualified Person as defined by National Instrument 43-101. Resource block informed by a minimum of three samples, within an interpreted mineralized solid and located at less than sixty metres from the nearest informing samples are classified as Indicated. Resource blocks informed by a minimum of three samples, within an interpreted mineralized solid and located at and average distance greater than sixty metres from the nearest informing samples are classified as Inferrred.

The “reasonable prospects for economic extraction” requirement was assessed by considering the most likely extraction scenarios for the sulphide mineralization taking into account processing recoveries. SRK believes that portions of the Whistler gold and copper mineralization are amenable for open pit extraction, while the deeper parts of the deposit could be extracted using a bulk underground mining method.

The Whittle open pit optimization software was used by SRK to develop a series of conceptual nested pit shells using certain optimization parameters based on experience with other similar projects. The selected pit shell for reporting open pit resources has a final dimension of 1.4 kilometres in the northeast direction by 1.0 kilometre in the northwest direction. The reader is cautioned that the results from the pit optimization are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction by an open pit. There is insufficient information and data to determine appropriate optimization parameters for open pit mine design and production planning.

The resource blocks situated outside the selected pit shell used for reporting an open pit mineral resource are conceptually available for bulk underground mining. Underground mineral resources are reported at an average cut-off of 1.1gpt gold-equivalent with no consideration given to mine recovery or dilution. The underground mineral resources are classified as Inferred mineral resource. The mineral resource statement for the Whistler copper-gold deposit is presented in Table i.

Table . Mineral Resource Statement*, Whistler Copper-Gold Deposit, Alaska, SRK Consulting, December 31, 2007.

Resource Category	Quantity and Grades					Total Contained Metal
	Tonnage (Mtonne)	Gold (gpt)	Silver (gpt)	Copper (percent)	Gold Eq* (gpt)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq* (Moz)
Indicated (open-pit*)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit*)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground*)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

* reported at 0.3 gpt gold equivalent cut-off grade within a conceptual pit shell for open pit resources and at a 1.1 gpt gold-equivalent cut-off for the bulk underground resources. All figures rounded to reflect the relative accuracy of the mineral

vi February 15, 2008

resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper.

Conclusions

In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the global gold, copper and silver mineral resources found in the Whistler deposit. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

In reviewing the mineral resource model, SRK draws the following conclusions:

Additional drilling is warranted to test the depth extension of the higher grade Main Zones below the open pit resources with the potential to expand the open pit resources at depth.

Step out drilling is warranted along the periphery of the deposit to properly close the lateral extensions of both the lower grade Whistler and the higher grade Main Zone.

Infill drilling to a spacing of approximately ninety metres may allow upgrading parts of the Inferred mineral resources to an Indicated classification.

Any additional discovery through regional exploration will have a positive impact on the development potential of the Whistler project. Therefore, regional exploration efforts should aim at finding another Whistler deposit.

The characteristics of the Whistler copper-gold deposit are of sufficient merit to justify undertaking preliminary engineering and environmental studies aimed at completing the characterization of the context of the sulphide mineralization. In addition to providing a Preliminary Economic Assessment for the project, the conceptual study would be useful to determine certain specific economic thresholds for a viable mining operation in this part of Alaska.

In order to base the conceptual study on project specific data, Geoinformatics should consider undertaking preliminary engineering and environmental studies including:  topographic survey, baseline environmental monitoring, ABA testing and geochemical characterization of rock types, preliminary metallurgical testing and review of available geotechnical data. These studies are essential support for a meaningful conceptual mine design and provide robust key assumptions for the base case of an economic model considered for a Preliminary Economic Assessment.

Recommendations

Based on our review, SRK recommends a two pronged exploration program for the Whistler project. The first component of the program includes approximately 6,000 metres of drilling at Whistler and certain other environmental, engineering and metallurgy studies that are required to design a conceptual mine and complete a Preliminary Economic Assessment for this copper-gold deposit.

vii February 15, 2008

The second component of the recommended work program aims at accelerating the exploration efforts on the rest of the Whistler property, targeting initially the drilling results obtained by Kennecott between 2004 and 2006 and following up on the results of the reconnaissance program completed during 2007. The September 2007 exploration program (Couture 2007) is expanded to increase the amount of drilling from 5,000 to 7,000 metres to allow testing more targets.

The total costs for the recommended work program are estimated at approximately US$8.2 million and include ten percent contingency and five percent administration charges (Table ii).

Table . Estimated Cost for the Exploration Program Proposed for the Whistler Project.

Work Program	Amount	units	Unit cost US$	sub-total US$
Component 1 - Whistler
Planning and supervision				$25,000
Technical Personnel	6,000	m	$25	$150,000
Core drilling (all inclusive)	6,000	m	$250	$1,500,000
Assaying (precious metals and ICP scans)	5,000	samples	$35	$175,000
Geotech and other engineering studies				$75,000
Metallurgical testing				$50,000
Preliminary baseline studies				$50,000
Update to mineral resource model				$50,000
Preliminary Economic Assessment				$200,000
Sub-total Whistler Deposit				$2,275,000
Component 2 - Regional Exploration
Planning and supervision				$25,000
Technical Personnel	7,000	m	$25	$175,000
Ground geophysical surveying	20	km	$5,000	$100,000
Core drilling (all inclusive)	7,000	m	$250	$1,750,000
Assaying (precious metals and ICP scans)	6,500	samples	$35	$227,500
Sub-total Whistler Regional				$2,277,500
Camp costs
Camp Labour	151	man day	$1,200	$181,200
Camp costs (lodging, food, ect.)	2,880	man day	$100	$288,000
Communication				$12,000
Travel costs (fixed wing aircraft)	85		$800	$68,000
Travel costs (helicopter)	1,008	hour	$905	$912,240
Fuel	144		$6,300	$907,200
Runway expansion				$100,000
Sub-total Camp				$2,368,640
Geoinformatics Support Costs
Database support and management (field season)				$50,000
Data interpretation (post field season)				$50,000
Data acquisition				$60,000
Land fees and advanced royalty payments				$75,000
Sub-total Support				$235,000
Sub-total				$7,156,140
Contingency	10%			$715,614
Administration, travel, supervision	5%			$357,807
Total				$8,229,561

viii February 15, 2008

Table of Contents

Executive Summary

ii

Introduction

ii

Property Description and Agreements

ii

Location, Access and Physiography

ii

History

iii

Regional and Local Geology

iii

Deposit Types and Mineralization

iv

Sampling Method, Approach and Analyses

iv

Data Verifications

iv

Mineral Resource Estimation

v

Conclusions

vii

Recommendations

vii

Table of Contents

ix

List of Tables

xi

List of Figures

xii

1

Introduction and Terms of Reference

1

1.1

Scope of Work

1

1.2

Work Program

2

1.3

Basis of the Technical Report

2

1.4

Qualification of SRK

2

1.5

Site Visit

3

2

Reliance on other Experts and Declaration

4

3

Property Description and Location

5

3.1

Land Tenure

5

3.2

Underlying Agreements

7

3.3

Environmental Considerations

9

4

Accessibility, Climate, Local Resources, Infrastructure and Physiography  10

5

History

12

6

Geological Setting

13

6.1

Regional Geology

13

6.2

Property Geology

15

7

Deposit Types and Mineralization

18

7.1

Deposit Types

18

7.2

Mineralization

19

8

Exploration

27

8.1

Historical Exploration Work

27

8.2

Exploration Work Undertaken by Kennecott

27

8.3

Exploration Work by Geoinformatics

28

i February 15, 2008

9

Drilling

29

9.1

Drilling by Cominco Alaska Inc.

29

9.2

Drilling by Kennecott

29

9.3

Drilling by Geoinformatics

30

10

Sampling Method and Approach

31

10.1

Sampling by Cominco Alaska Inc.

31

10.2

Sampling by Kennecott

31

10.3

Sampling by Geoinformatics

31

11

Sample Preparation, Analyses and Security

32

11.1

Cominco Alaska Samples

32

11.2

Kennecott Samples

32

11.3

Geoinformatics Samples

33

11.4

Quality Assurance and Quality Control Programs

34

12

Data Verification

36

12.1

Verification by Geoinformatics

36

12.2

Verification by SRK

36

12.2.1

Site Visit

36

12.2.2

Verification of Kennecott Data

37

12.2.3

Verification of Geoinformatics Data

38

13

Adjacent Properties

39

14

Mineral Processing and Metallurgical Testing

40

14.1

Samples Preparation

40

14.2

Testing

40

14.3

Results from the Preliminary Testing

41

14.4

Preliminary Conclusions

41

15

Mineral Resource Estimation

43

15.1

Introduction

43

15.2

Resource Database

44

15.3

Solid Body Modelling

45

15.4

Evaluation of Extreme Assay Values

46

15.5

Compositing

47

15.6

Composite Statistics

47

15.7

Resource Estimation Methodology

48

15.8

Variography

49

15.9

Estimation Methodology

50

15.10

Mineral Resource Classification

50

15.11

Validation of the Block Model

51

15.12

Mineral Resource Statement

54

16

Interpretation and Conclusion

60

17

Recommendations

63

18

References

65

APPENDIX A

66

APPENDIX B

79

APPENDIX C

92

APPENDIX D

94

ii February 15, 2008

List of Tables

Table i. Mineral Resource Statement*, Whistler Copper-Gold Deposit, Alaska, SRK Consulting, December 31, 2007.  vi

Table ii. Estimated Cost for the Exploration Program Proposed for the Whistler Project.  viii

Table 1. List of Exploration/Mining Claims.

5

Table 2. Kennecott 2003-06 Sampling Programs.

28

Table 3. Assaying Specifications for the Project Specific Reference Material Used on the Whistler Project.  35

Table 4. Quality Control Data Produced by Geoinformatics in 2007

38

Table 5. Database Used for Resource Estimation.

44

Table 6. Density Database Used for Resource Estimation.

45

Table 7. Whistler Deposit Solid Volumes.

46

Table 8. Assay Capping Thresholds.

47

Table 9. Impact of Capping Thresholds.

47

Table 10. Capped Composite Statistics by Sulphide Zone.

48

Table 11. Whistler Block Model Specifications

48

Table 12. Whistler Block Model Rock Code.

49

Table 13. Summary of Variography Results.

49

Table 14. Comparison of Ordinary Kriging, Inverse Distance, Nearest Neighbour and Composite Grades Estimates at Zero Gold-Equivalent Cut-off Grade.  51

Table 15. Comparison of Global Block Model Volume with Solid Volume.

53

Table 16. Global Block Model Quantity and Grade Estimates at Various Gold-Equivalent Cut-off Grades.  53

Table 17. Assumption for Conceptual Pit Optimization for Open Pit Resource Reporting.  54

Table 18. Mineral Resource Statement*, Whistler Copper-Gold Deposit, Alaska, SRK Consulting, December 31, 2007.  55

Table 19. Mineral Resource Statement by Sulphide Zone*, Whistler Copper-Gold Deposit, Alaska, SRK Consulting, December 31, 2007.  56

Table 20. Estimated Cost for the Exploration Program Proposed for the Whistler Project.  64

iii February 15, 2008

List of Figures

Figure 1. Mineral Tenure Map of the Whistler Project (satellite image from Google Earth)  6

Figure 2. Whistler Copper-Gold Deposit Mineral Tenure Map.

8

Figure 3. Typical Landscape in the Whistler Project Area..

11

Figure 4.  Regional Geology of the Whistler Area (Geological Map From Beikman, 1980).  14

Figure 5.  Geology of the Whistler Project Area (Modified From Kennecott Data).

17

Figure 6. Location of the Principal Exploration Targets, Whistler Project, Alaska (Modified from Kennecott Data).  20

Figure 8. Top, Geology of the Whistler Copper-Gold Deposit. Bottom, Distribution of the Copper-Gold Mineralization.  22

Figure 9. Vertical Sections Across of the Whistler Copper-Gold Deposit. (see Figure 8 for Location of Vertical Sections).  23

Figure 10. Composite Section in Borehole WH07-01 Exhibiting the Typical Vein Pattern. Dense Quartz-Magnetite +/- Chalcopyrite Veins Crosscutting Strongly Altered Main Stage Porphyry.  25

Figure 11. A. Composite Section in Borehole WH07-02 Exhibiting the Complex Relationship Between the Various Porphyry Intrusions and Sulphide Mineralization. B-C. Close-up Details of an Inter-Mineral Breccia Containing Fragments of the Main Stage Porphyry and Sulphide Matrix.  26

Figure 12. Swath Plots along Section 6,871,250 North.

52

Figure 13. Whistler Copper-Gold Deposit Global Grade Tonnage Curve.

53

Figure 14. Plan View of the Whistler Block Model with Position of the Vertical Sections Presented in Figure 15 and Figure 16.  57

Figure 15. Vertical Sections 6871270N (top) and 6871585N (bottom) Looking North Across the Whistler Copper-Gold Deposit (See Figure 14 for Sections Location).  58

Figure 16. Vertical Sections 518850E (top) and 518600E (bottom) Looking East Across the Whistler Copper-Gold Deposit (See Figure 14 for Sections Location).  59

iv February 15, 2008

1

Introduction and Terms of Reference

The Whistler project is a resource delineation stage copper-gold exploration project located in the Yentna Mining District of Alaska. The Whistler project is located approximately 150 kilometres northwest of Anchorage, Alaska. It is a drilling-stage exploration property containing several copper-gold occurrences and the Whistler copper-gold porphyry deposit that is the main focus of Geoinformatics’ exploration work.

During the third quarter of 2007, Geoinformatics commissioned SRK Consulting (Canada) Inc. (“SRK”) to review and audit the exploration work undertaken by Geoinformatics and to prepare a technical report for the Whistler copper-gold exploration project following the Canadian Securities Administrators’ National Instrument 43-101 guidelines. The technical report was filed on SEDAR (www.sedar.com) on November 8, 2007.

During the fourth quarter of 2007, SRK was further mandated to prepare an initial mineral resource estimate for the Whistler copper-gold deposit. This technical report documents the resource model constructed by SRK for the Whistler copper-gold deposit. It was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.

1.1

Scope of Work

The scope of work, as defined in the letter of engagement presented to Geoinformatics in November 2007, consists of the preparation of an initial mineral resource estimate for the gold-copper sulphide mineralization delineated by Geoinformatics during 2007 and compilation of an independent technical report in compliance with NI43-101 guidelines. National Instrument 43-101 guidelines and Form NI43-101F1 require an assessment of the following aspects of the project:

·

Topography, landscape, access;

·

Regional and local geology;

·

Exploration history;

·

Audit of exploration work carried out by Geoinformatics;

·

Mineral resource estimation for the Whistler Deposit;

·

Validation;

·

Recommendations for additional work.

1 February 15, 2008

1.2

Work Program

The initial mineral resource estimate for the Whistler copper-gold deposit is a collaborative effort between Geoinformatics and SRK personnel. The geological model and outlines for the copper-gold sulphide mineralization were constructed by SRK using geological interpretations provided by Geoinformatics in November and early December 2007. The geostatistical analysis, variography and grade models were completed by SRK during the month of December 2007. The mineral resource statement was presented to Geoinformatics in early January 2008.

The technical report was assembled in Toronto, Canada during the month of January 2008.

1.3

Basis of the Technical Report

This report is based on information collected by SRK during a site visit performed in August 2007 while active drilling was ongoing and on additional information provided by Geoinformatics and other information obtained from the public domain. SRK has no reason to doubt the reliability of the information provided by Geoinformatics.

This technical report is based on the following sources of information:

·

Discussion with Geoinformatics personnel;

·

Inspection of the Whistler project area, including drill core from the Whistler deposit;

·

Review of the exploration data collected by Kennecott and Geoinformatics;

·

Additional information from public domain sources.

1.4

Qualification of SRK

The SRK Group comprises over 700 professionals, offering expertise in a wide range of resource engineering disciplines.  The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff.  This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues.  SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide.  The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

2 February 15, 2008

This technical report was compiled by Mr. George Wahl, P.Geo (APGO#0448) and Dr. Jean-François Couture, P.Geo. (APGO#0197). By virtue of their education and experience, Mr. Wahl and Dr. Couture are Qualified Persons as this term is defined by National Instrument 43-101.

Dr. Couture is a Principal Geologist with SRK and has been employed by SRK since 2001. He has been engaged in mineral exploration and mineral deposit studies since 1982. Since joining SRK, Dr. Couture has authored and co-authored independent technical reports on several exploration and mining projects in Canada, United States, China, Kazakhstan, Northern Europe, South America, West Africa and South Africa.  Dr. Couture visited the Whistler Project between August 10 and 14, 2007.

Mr. Wahl is an Associate Resource Geologist with SRK. He has been practicing his profession since 1985. Mr. Wahl has not visited the property,

1.5

Site Visit

In accordance with the NI 43-101 guidelines, Dr. Couture visited Whistler project between August 10 and 14, 2007.  Dr. Couture was accompanied by Dr. Steve Garwin and Gerry Bidwell representing Geoinformatics.

The purpose of the visit to was to ascertain the geology of the project area, with a specific emphasis on the Whistler copper-gold deposit. SRK examined drill core and visited outcrop exposures in different portions of the property. SRK was able to witness an active drilling site (borehole WH07-03) as well as recent drilling sites used by Kennecott and Geoinformatics.

SRK was given full access to relevant data and conducted interviews of Geoinformatics personnel to obtain information on the past exploration work, understand field procedures used to collect, record, store and analyse exploration data.

3 February 15, 2008

2

Reliance on other Experts and Declaration

SRK’s opinion contained herein and effective February 15, 2008, is based on information provided to SRK by Geoinformatics throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report includes technical information that may require subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of Geoinformatics, and neither SRK nor any affiliate has acted as advisor to Geoinformatics or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

SRK has not researched ownership information such as property title and mineral rights and has relied on information provided by Geoinformatics as to the actual status of the mineral titles.

SRK was informed by Geoinformatics that there are no known litigations potentially affecting the Whistler exploration project.

The qualified persons preparing this technical report are not experts in the assessment of potential environmental liabilities associated with the Whistler project. As such, no verification was conducted by SRK and no opinion is expressed regarding the environmental aspect of this exploration project.

4 February 15, 2008

3

Property Description and Location

The Whistler project is located in the Alaska Range approximately 150 kilometres northwest of Anchorage, Alaska. The project occurs along the drainage of the Skwentna River (Figure 1). The project area is only accessible by air. The center of the property is located at 152 degrees and thirty-four minutes longitude West (152.566 degrees) and sixty-one degrees and fifty-nine minutes latitude North (61.983 degrees).

3.1

Land Tenure

The Whistler Property comprises 732 State of Alaska mining claims covering an aggregate area of approximately 449 square kilometres in the Yentna Mining District of Alaska subdivided into four claim blocks (Figure 1 and Table 1). Kennecott owns a total of 680 160-acre claims and twenty-seven 40-acre claims in two separate blocks. The remaining twenty-five 40-acre claims belong to Mr. Kent Turner. The property boundaries have not been legally surveyed.

A complete listing of the mineral titles is presented in Appendix A.

Table . List of Exploration/Mining Claims.

Claim Group	No of Claims	Area (Acres)	Area (Hectares)	Ownership
IM	128	20,480	8,288	Kennecott Exploration Co.
MUD	51	6,720	2,720	Kennecott Exploration Co.
PORT	25	1,000	405	Kent Turner
Whisper	528	82,680	33,461	Kennecott Exploration Co.
Total	732	110,880	44,873

5 February 15, 2008

152°50'
152°40'
152°30'
152°20'
62°10'
62°
61°50'
Camp at Rainy Pass
Teck Cominco Area of Interest
Kent Turner Claims
Kent Turner Area of Interest
Whistler Cu-Au Deposit
Figure 2
Area Closed to Mineral Entry
Kennecott Expl. Co. Claims
Anchorage
500km
SRK Consulting
Engineers and Scientists
Geoinformatics Exploration Inc.
Geoinformatics Exploration Inc
Whistler Tenement Map
Scale: 1:275000
Projection: Longitude / Latitude (WGS 84)
Author: JF Couture
Drawing: JF Couture
Date: 13/8/2007
0 2 4 8 km

Figure . Mineral Tenure Map of the Whistler Project (satellite image from Google Earth)

6 February 15, 2008

3.2

Underlying Agreements

Geoinformatics’ rights to the Whistler project were acquired in connection with an Offer Agreement (“the Kennecott Agreement”) on June 8, 2007 whereby Kennecott agreed to transfer 100 percent interest in the Whistler project and its rights under two underlying agreements to Geoinformatics in association with a certain Revised Exploration Alliance Letter of Intent between Kennecott and Geoinformatics, as disclosed by news release on December 12, 2005.

Under the Kennecott Agreement, Geoinformatics will hold the Whistler project in trust and will undertake exploration for deposits of base metals, precious metals and uranium, of a size and quality to be of interest to Kennecott. Kennecott will have a limited time to exercise certain back-in rights to acquire fifty-one percent of the project. Kennecott may increase its interest to sixty percent by completing a feasibility study for the property. If Kennecott elects not to exercise its back-in right, its sole interest will be a 2.0 percent net smelter returns (“NSR”) royalty.

In consideration of this transfer, Geoinformatics will finance exploration expenditures totalling a minimum of US$5.0 million over two years with a minimum of US$2.5 million in 2007.

The first underlying agreement is a Mineral Lease Agreement between Mr. Kent Turner and Kennecott (“the Turner Agreement”) dated July 3, 2003. This agreement grants to Kennecott and its successors a 30-year lease (renewable to fifty years) on twenty-five unpatented State of Alaska Claims (“the Turner Claims”; Port Group located in Sections 17, 19, 20, 21 and 30 of T22N, R18W, Seward Meridian,  ADL Numbers 633446 to 633470).

In consideration for the lease, Kennecott must pay to Kent Turner advance annual royalty payments escalating to US$50,000 at the anniversary of the agreement (February 1, 2007) deductible against a production royalty of the greater between US$200,000 and 1.5 percent NSR royalty as this term is defined in the Turner Agreement. Kennecott can purchase 1.0 percent of the NSR royalty against a payment of US$10,000,000. The agreement also provides for minimum annual exploration expenditures on the project escalating to US$100,000 since February 1, 2006 until the commencement of mining.

The Turner Agreement includes an area of interest (“Turner AOI”) around the Turner Claims specified by standard township sub-division as illustrated in Figure 1. Third party interests acquired within the Turner AOI are subject to the Turner Agreement and subject to a NSR royalty of no less than 0.5 percent and not exceeding 3.0 percent.

The second underlying agreement is an earlier agreement between Cominco American Incorporated and Mr. Kent Turner (“the TeckCominco Agreement”) dated October 1, 1999. This agreement concerns a 2.0 percent net profit interest (“NPI”) held by TeckCominco in connection with the Turner Claims. This agreement includes a different area of interest as illustrated on Figure 1.

7 February 15, 2008

There are 166 Whisper claims within the Turner and TeckCominco AOIs and falling under the Turner Agreement.

The Whistler copper-gold deposit straddles portions of seven contiguous mineral claims (Figure 2). The bulk of the sulphide mineralization underlies Turner Claims Port 2151, 2152, 2153, 2251, 2252 and 2253. The Whistler Zone extends onto Claim Whisper 142. The deposits is situated within the Turner AOI and within the TeckCominco AOI.

Figure . Whistler Copper-Gold Deposit Mineral Tenure Map.

8 February 15, 2008

3.3

Environmental Considerations

The Whistler project is an undeveloped exploration project. Exploration work carried out on the property includes line cutting, ground and airborne geophysical surveying, prospecting and diamond drilling. The surface disturbances arising from that work are considered minimal and well within the current permit and authorization obtained from the State of Alaska. As far as it can be established by available records, the property has had no prior mining history.

There are no known native rights issues concerning the project area.

Exploration work by Kennecott has been conducted in accordance with the State of Alaska regulations under Annual Hard Rock Exploration Applications. These applications concern surface disturbances relating to the establishment of a temporary camp near Rainy Pass Lodge, the preparation of several sites for drilling and the temporary water use. Geoinformatics, on behalf of Kennecott and Kent Turner, the claim owners, filed an application for renewing the Annual Hard Rock Exploration Application (ID A072778) for water usage and surface disturbances relating to drilling activities. A fish habitat permit authorizing water withdrawal was issued by the Department of Natural Resources on June 29, 2007. No other authorizations are required to undertake exploration work within the project area.

9 February 15, 2008

4

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Whistler project is located in the Alaska Range approximately 150 kilometres northwest of Anchorage, Alaska and 76 kilometres west of Skwentna. Access to the project area is solely by aircraft.

The project is located in the drainage of the Skwentna River that forms a large network of interconnected low-elevation u-shaped valleys cutting through the rugged terrane of the southern Alaska Range. Elevation varies from about 400 metres above sea level in the valley floors to over 5,000 metres in the highest peaks resulting in a quite spectacular landscape. The Alaska Range is a continuation of the Pacific Coast Mountains extending in an arc across the northern Pacific. Mount McKinley, North America’s highest peak at 6,194 metres, is located approximately 130 kilometres northeast of the project area.

The Whistler copper-gold deposit is located approximately 100 kilometres west of Petersville that is connected to Anchorage by an all-weather road (Figure 4). The project is also located approximately 150 kilometres north of the Beluga coal field project and the Tyonek gas power station on the Cook Inlet coast.

The vegetation in the Whistler region is quite variable. The valley floors and lower slopes are usually characterized by dense vegetation giving way above about 750 metres elevation to dense bushy scrubs rendering ground access difficult. At higher elevations, vegetation is absent and active glaciers with terminal and lateral moraines are present. The timber line is located at elevations varying between 800 to 1,100 metres. Bedrock exposures within the project area are scarce except at elevations above 1,000 metres and along incised drainage.

The project area is located between regions of maritime and continental climate and is characterized by severe winters and hot, dry summers. The maritime climatic influence provide for dry, mild and temperate summers. Fog and low clouds are common in mid summer and fall especially around higher elevation areas. Average summer temperatures range between 5 and 20 degrees Celsius, whereas winter temperatures range from -15 to -5 degrees Celsius. Occasionally, arctic cold fronts will propagate across the Alaska Range from the interior, causing cold dry air to seep into the watershed. These infrequent stationary high pressure systems can lead to clear days with temperatures dropping to a low of -35 degrees Celsius during the winter. Strong winds persist during the winter months. Annual precipitation ranges from 500 millimetres to 900 millimetres. Winter snow accumulation usually begins in October and by mid to late May snow cover has melted sufficiently to allow for field work.

10 February 15, 2008

Kennecott has established a temporary base camp near Rainy Pass, a lodge serviced with a gravel airstrip for wheel-based aircrafts. The camp is located in the northwest portion of the claim block (Figure 1) and is equipped with diesel-generators, satellite communication link and tent structures on wooden floors. Although chiefly used for summer field program the camp can be winterized.

Figure . Typical Landscape in the Whistler Project Area. A. View Looking Northwest at the Rainy Pass Lodge from Round Mountain. The Airstrip and Camp in the Middle Background. B. Secondary Drainage Looking West in the Southern Portion of the Whistler Project. C. Oblique View Looking Southwest at the Whistler Deposit Site.

11 February 15, 2008

5

History

During the late 1960s, regional mapping and geochemical sampling by the United States Geological Survey identified several base and precious metal occurrences over a very large area in the southern Alaska Range including southern portions of the Whistler project area.

Following the results of that work, limited exploration was conducted in this area during the 1960s and 1980s. Falconbridge (or their operator St. Eugene) was involved in the nearby Stoney Vein in the late 1960s. A local prospector, Arne Murto (deceased), was active in the Long Lake Hills area from at least 1964 and AMAX staked at least four claims over the Lower Discovery showing at Mount Estelle (circa 1982).

Mineral exploration in the Whistler area was initiated by Cominco Alaska in 1986, and continued through 1989.  During this period, the Whistler and the Island Mountain copper-gold porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco’s interest waned and all cores from the Whistler region were donated to the State of Alaska. The property was allowed to lapse.

In 1999, Kent Turner, a former Cominco employee, staked twenty-five State of Alaska mining claims at Whistler and offered the property to Kennecott in late 2002. In July 2003, Kennecott optioned the Turner claims and added several claims. That year Kennecott commissioned an airborne/radiometric survey and completed a short field program.

From 2004 through 2006 Kennecott conducted extensive exploration of Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground induced polarization surveying (39.4 line-kilometres), the evaluation of the Whistler copper-gold occurrence with fifteen core boreholes (7,948 metres) and reconnaissance core drilling at other targets in the Whistler region (4,184 metres). Over that period Kennecott invested over US$6.3 million in exploration.

Geoinformatics optioned the property from Kennecott in June 2007 and initiated a drilling program. Between July and October 2007, Geoinformatics drilled seven core boreholes (3,321 metres) on the Whistler deposit.

12 February 15, 2008

6

Geological Setting

6.1

Regional Geology

Alaskan geology consists of a collage of various terranes that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic. The southern most Pacific margin is underlain by the Chugach–Prince William composite terrane, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrane. It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous and early Tertiary age.

The Whistler project is located in the central west portion of the Alaska Range, a crescent-shaped orogen extending between Anchorage and Fairbanks along the Pacific Coast Mountains in southern Alaska.

The regional geology of the area is characterized by thick accumulation of clastic sedimentary rocks, lesser volcanic rocks and minor chemical sedimentary rocks (Figure 4) that are believed to have accumulated within a basin that existed along the southern margin of Alaska.

During the Cretaceous, the exotic Wrangellia Terrane was accreted against continental Alaska, squeezing the basin between the continent and the accreting terrane. During this period, Alaska began rotating counter clockwise as part of the development of the dextral Denali and Tintina Fault systems, to form the present-day broad physiographic arc of central and southern Alaska. As a result of accretion and rotation, the volcano-sedimentary rocks have undergone complex deformation and were intruded by a wide range of magmatic rocks of various age and composition.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 million years (“Ma”) to 30Ma and associated with a wide range of base and precious metals hydrothermal sulphide-bearing mineralization.

13 February 15, 2008

Figure .  Regional Geology of the Whistler Area (Geological Map From Beikman, 1980).

14 February 15, 2008

6.2

Property Geology

The geology of the Whistler project was described by others. The following summary was summarized from the following sources: Young (2004 and 2005), Franklin (2005 and 2007) and Franklin et al. (2006).

The geology of the Whistler project area is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

The layered rock units are subdivided into four major stratigraphic sub-units (Young, 2005). The lowest most rock unit comprises a thick package (several kilometres in thickness) of marine greywacke-sandstone forming a southwest-northeast belt extending across the project area. The sequence comprises dark sandstone interbedded with argillite, siltstone, lithic wacke, carbonate, conglomerate and minor mafic volcanic rock. This unit was sub-divided in to three sub-units (lower, middle and upper) representing a marine regressive sequence with the upper sub-unit deposited within a deltaic environment. The proportion of mafic volcanic rock increases up section.

The lower greywacke-sandstone rocks are overlain by a tabular sandstone unit in the south and by a distinctive feldspathic sandstone unit in the northern part of the project area. Both units differ from the underlying greywacke sandstone unit by the larger proportion of sandstone relative to argillite and by the lighter colouration of the feldspathic sandstone. The clastic sedimentary sequence is capped by a succession of sub-aqueous mafic volcanic rocks, associated volcaniclastic rocks and intercalated with minor argillite.

The volcano-sedimentary units are intruded by a wide range of plutonic rocks of differing age and composition and distributed along distinctive belts across the Alaska Range. Five main intrusive suites are important in the Whistler project area. From oldest to youngest these are:

The Whistler Igneous Suite comprises alkali-calcic to nepheline-normative basalt-andesite, diorite and monzonite intrusive rocks with restricted extrusive equivalent. They are generally older than 75.5Ma. These intrusions are commonly associated with copper-gold porphyry-style mineralization characterized by low arsenic and low antimony.

The Summit Lake, Kichatna and Hartman River Intrusions (74 to 61Ma) are calc-alkalic granodiorite to diorite intrusions, locally alkalic occurring northeast of the Whistler region. These intrusions are generally auriferous and hydrothermal mineralization is commonly arsenical.

15 February 15, 2008

The Composite Intrusions (e.g. Mount Estelle) are a belt of composite intrusions forming mega-dike bodies extending over 150 kilometres in an en-echelon fashion on the west side of the Whistler project, roughly sub-parallel to the general trend of the volcano-sedimentary units. South of the Happy Valley, the belt cuts across the stratigraphy along a southerly trend. The intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. When fully exposed, the stocks form concentric composite plutons with an alkalic to calc-alkalic monzonite core and an ultramafic outer rim. They are typically enriched in gold. It is speculated that these intrusions have calc-alkalic lamprophyre parent magma but have undergone extensive crustal assimilation. Copper-gold veinlets and pegmatitic occurrences are characteristics of the Composite plutons. Arsenic and antimony are commonly associated with the hydrothermal copper-gold mineralization.

The Crystal Creek Intrusions form a suite of calc-alkalic granite and granite porphyry intrusions with extrusive rhyolite ranging in age from 61 to 65Ma. Andesite and diorite rocks may represent higher level or border phases of this intrusive suite. These plutons are mostly distributed to the south and east of the Whistler Region. However, a northwest-trending rhyolite dike swarm along the Chikak River, in the southern part of the Whistler Project is attributed to the Crystal Creek suite.

The Merrill Pass igneous suite form a north-trending belt of differentiated calc-alkalic volcanic and intrusive rocks (44 to 30Ma) related to the emergence of the Aleutian arc. They are associated with porphyry copper mineralization, generally with low gold content.

16 February 15, 2008

152°50'
152°40'
152°30'
152°20'
62°10'
62°
61°50'
Fault
Whistler Property Outline
Monzonite
Granodiorite
Megacrystic Porphyry
Leucocratic Diorite Porphyry
Diorite Porphyry
Diorite
Hornblende Diorite
Intrusive Rhyolite
Intrusive Andesite
Ultramafic Rock
Extrusive Andesite
Sedim. Rock, Undiff.
Feldspathic Sandstone
Tabular sandstone
Greywacke - Upper Unit
Greywacke - Middle Unit
Greywacke - Lower Unit
Whistler
Cu-Au Deposit
SRK Consulting
Engineers and Scientists
Geoinformatics
Exploration Inc.
Geoinformatics Exploration Inc.
Geology of the Whistler Project
Scale: 1:275000
Projection: Longitude / Latitude (WGS 84)
Author: JF Couture
Drawing: JF Couture
Date: 30/9/2007
0
2
4
8 km

Figure .  Geology of the Whistler Project Area (Modified From Kennecott Data).

17 February 15, 2008

7

Deposit Types and Mineralization

7.1

Deposit Types

The geology of the Whistler project is characterized by a thick succession of late Mesozoic to early Cenozoic volcano-sedimentary rocks intruded by Jurassic to mid-Tertiary plutonic rocks. The area is located within the Alaska Range that represents a long-lived continental arc developed “in situ” on already accreted Alaska. The geology comprises a thick “flyschoid” clastic sedimentary sequence intercalated with minor andesite volcanism and intruded by a diverse suite of diorite to monzonite plutonic rocks.

The Whistler project was acquired by Geoinformatics for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and related with the intrusion of magma into the crust. The style of mineralization, its nature and geometry are strongly influenced by the chemistry of the intrusive magma and host rocks, the conditions and depth of emplacement, the geotectonic setting of the area and subsequent post mineralization processes. Porphyry-style sulphide deposits, skarns and mantos deposits are common polymetallic copper-gold-molybdenum examples of this class of mineral deposits associated with generally intermediate to felsic magmas intruded in magmatic arcs at compressive plate margins.

Typically, such hydrothermal systems develop large complex sulphide-bearing mineralization generally amenable to bulk mining (open pit and underground). This style of hydrothermal deposits represents significant copper, gold and molybdenum resources. Large polymetallic base and precious metals vein districts are frequently spatially and genetically related to these systems resulting in a complex patchwork of overlapping styles of hydrothermal sulphide mineralization over a large area and through time.

In the Whistler area, the magmatic hydrothermal mineralization was developed in situ and the area has seen little post mineralization events.

18 February 15, 2008

The exploration work completed by Kennecott has uncovered several copper-gold sulphide occurrences exhibiting characteristics indicative of magmatic hydrothermal processes and suggesting that the project area is generally highly prospective for porphyry copper-gold deposits. This includes: pervasive quartz-sericite-pyrite alteration zones developed on diorite to monzonite rocks and their carapace and overprinting potassic alteration zones. The potassic alteration zones are characterized by the development of hydrothermal biotite; classical staged quartz veining comprising quartz-magnetite (A-veins), quartz-magnetite-chalcopyrite-biotite (B-veins), quartz pyrite (D-veins) and late calcite-sphalerite-galena veins.

7.2

Mineralization

Reconnaissance and subsequent exploration work by Kennecott and Geoinformatics has identified sixteen primary exploration targets for porphyry-style copper-gold deposits, including the Whistler deposit that is the main focus of the exploration work by Geoinformatics (Figure 6).

A summary description of the main exploration targets on the whistler project has been presented in a previous technical report (Couture, 2007) as compiled from a synoptic report prepared by Kennecott (Franklin, 2007).

The most important exploration target on the Whistler project is the Whistler copper-gold deposit. It is located in the in the central-west portion of the project (Figure 6). Cominco Alaska and subsequently Kennecott were initially drawn in the Whistler area by a prominent sub-circular magnetic high slightly shorter than one kilometre across. The area occurs across a low ridge line, just above the glaciated trim line. Bedrock is poorly exposed, primarily along the ridge line and few landslides. The northeast trending ridge line consists of the main intrusive phase associated with the Whistler deposit.

During the late 1980s Cominco Alaska drilled sixteen shallow boreholes (WH-1 to WH-16, 1,677 metres) chasing near surface high grade gold mineralization. That drilling focussed on the periphery of the main magnetic anomaly and none of the boreholes reached depths in excess of 100 metres.

19 February 15, 2008

Soil and rock sampling conducted during 2003 and 2004 by Kennecott revealed strong copper and gold anomalies slightly offset to the east of the core of the magnetic anomaly.

Kennecott drilled a total of fifteen boreholes (8,200 metres) at Whistler in three successive drilling campaigns between 2004 and 2006. This drilling was successful in delineating copper-gold sulphide mineralization associated with three porphyry intrusions. On surface, the copper gold mineralization extends over an area measuring 750 by 250 metres (Figure 7) and extends from surface to depths ranging between 200 and 750 metres (Figure 8), beyond the drilling information. The deposit was tested on six east-trending sections spaced by about 150 to 200 metres. Two long inclined boreholes were also drilled on a south azimuth to test the depth extension of the core of the copper-gold sulphide zone (Figure 7).

During 2007, Geoinformatics drilled seven additional core holes (3,320 metres) infilling between the Kennecott sections (Figure 7). This drilling allowed refining the geological interpretation of this deposit.

20 February 15, 2008

152°50'
152°40'
152°30'
152°20'
62°10'
62°
61°50'
Round Mountain
Canyon Creek
Canyon Mouth
Raintree
Snow Ridge
Portage
Whistler
Whistler South
Rainmaker
Portage Mouth
Whisper
Muddy Creek
Island Mountain
SRK Consulting
Engineers and Scientists
Geoinformatics Exploration Inc.
Geoinformatics Exploration Inc.
Location of the Main Exploration Targets
Scale: 1:275000
Projection: Longitude / Latitude (WGS 84)
Author: JF Couture
Drawing: JF Couture
Date: 30/9/2007
0 2 4 8 km

Figure . Location of the Principal Exploration Targets, Whistler Project, Alaska (Modified from Kennecott Data).

21 February 15, 2008

At least three diorite porphyry intrusive phases intrude the feldspathic sandstone unit and are associated with the sulphide mineralization event at Whistler. The sedimentary rocks exhibit strong phyllic alteration obliterating all primary textures and making it hard to distinguish from the intrusive rocks.

Contact relationships are commonly obliterated by the intense alteration and hydrothermal mineralization. The oldest phase exhibits the best copper-gold mineralization; the second is strongly altered and carries weak copper-gold mineralization, and the third, and youngest, is altered but typically barren. The former two diorite porphyries containing the copper gold mineralization are recognized as the “main stage” and “inter-mineral stage” porphyries, respectively. They have very similar composition. Post mineralization pebble dikes and andesite porphyry dikes are present but are volumetrically insignificant.

The main stage porphyry is the principal host for the stronger copper-gold mineralization (Figure 7 and Figure 8). It forms two irregular bodies. The inter-mineral porphyry is generally strongly altered (phyllic assemblages) but seldom carries better than weak copper-gold mineralization, principally A- and B-vein xenoliths near the contacts with the main stage porphyry.

The inter-mineral porphyry principally occupies the eastern side of the intrusive complex (Figure 7) and the existing drilling data suggest that it flares at depth. Towards the north, the inter-mineral porphyry is thicker and possibly chews up the main stage porphyry, removing much of the higher grade sulphide mineralization.

The late stage porphyry occurs as steeply dipping dikes (Figure 8) and irregular masses poorly constrained with the current drilling density. This late intrusion is more voluminous on the north end of the intrusive complex where it forms thicker northeast steeply dipping and northwest moderately dipping dikes. Contact relationships are hard to establish without assay results. The late stage porphyry is primarily distinguished from the inter-mineral porphyry by its lesser alteration intensity and the absence of A- and B-veins. Anomalous copper-gold values are generally associated with xenoliths of older mineralized porphyries.

The structure of the intrusive complex is not well constrained with the widely spaced drilling. However, one main fault, the Divide Fault (Figure 7 and Figure 8), is interpreted to offset the western and eastern main stage porphyry such that the higher grade sulphide mineralization appears to be downthrown across this steep southeast-trending fault. Towards the south of the intrusive complex a small late stage breccia pipe was intersected in drilling. This breccia contains fragments of mineralized porphyry but does not appear to host its own hydrothermal mineralization.

22 February 15, 2008

518500mE
519000mE
6871500mN
6871000mN
05-DD-WH-14
05-DD-WH-15
04-DD-WH-03
05-DD-WH-08
05-DD-WH-11
04-DD-WH-04
05-DD-WH-12
WH-07-07
05-DD-WH-10
05-DD-WH-06-A
04-DD-WH-05
WH-07-01
WH_07_03
WH-07-02
WH-07-04
05-DD-WH-07
04-DD-WH-02
04-DD-WH-01
WH_07_05
WH_07_06
05-DD-WH-09
05-DD-WH-13
200m
N
Hydrothermal Breccia
Porphyritic Andesite Dike
Late Stage Porphyry
Intermineral Porphyry
Main Stage Porphyry
Sedimentary/Volcanic
Divide Fault

518500mE
519000mE
6871500mN
Divide Fault
Copper-Gold Zones
(Cu Eq. %)
> 0.85%
0.50 - 0.85%
0.25 - 0.50%
N
05-DD-WH-14
05-DD-WH-15
04-DD-WH-03
05-DD-WH-08
05-DD-WH-11
04-DD-WH-04
05-DD-WH-12
XS 6871350N
WH-07-07
05-DD-WH-10
05-DD-WH-06-A
04-DD-WH-05
WH-07-01
WH-07-02
WH_07_03
WH-07-04
XS 6871200N
05-DD-WH-07
04-DD-WH-02
04-DD-WH-01
WH_07_05
WH_07_06
6871500mN
05-DD-WH-09
05-DD-WH-13
200m
UTM Zone 5 NAD 27 for Alaska

Figure . Top, Geology of the Whistler Copper-Gold Deposit. Bottom, Distribution of the Copper-Gold Mineralization.

23 February 15, 2008

WH_07_03
WH_07_02
WH_07_01
WH_07_04
XS 6871350N
64m @ 1.08, 0.40
107.38m @ 0.38, 0.19
238.7m @ 0.64, 0.27
74.38m @ 0.47, 0.21
10m @ 1.13, 0.30
235m @ 0.44, 0.13
126.15m @ 0.89, 0.26
35m @ 1.30, 0.44
379.44m @ 0.36, 0.11
11m @ 1.02, 0.21
272m @ 0.58, 0.25
19.15m @ 1.91, 0.39
131.15m @ 0.86, 0.25
43m @ 1.70, 0.42
102m @ 0.98, 0.26
354.59m @ 0.38, 0.12
465.28m @ 0.49, 0.15
800m
700m
600m
500m
400m
300m
518800mE
Intermineral Porphyry
Mineralised Porphyry
Late Stage Porphyry
Sediments
Fault
Width @ Au (g/t), Cu (%)
0.1g/t Gold cut-off
0.3g/t Gold cut-off
1.0g/t Gold cut-off
100m

WH-07-06
WH-07-05
48m @ 0.15, 0.11
XS 6871200N
203.55m @ 0.75, 0.15
800m
700m
54m @ 1.52, 0.16
180m @ 0.84, 0.16
13m @ 0.99, 0.15
23m @ 0.20, 0.04
Intermineral Porphyry
Mineralised Porphyry
Late Stage Porphyry
Sediments
Fault
Width @ Au (g/t), Cu (%)
0.1g/t Gold cut-off
0.3g/t Gold cut-off
1.0g/t Gold cut-off
100m
518600mE
518800mE
519000mE

Figure . Vertical Sections Across of the Whistler Copper-Gold Deposit. (see Figure 7 for Location of Vertical Sections).

24 February 15, 2008

Three types of hydrothermal alteration have been recognized. The more prominent alteration includes peripheral chlorite-carbonate and weak sericite alteration and a more intense quartz-sericite-pyrite alteration. Both alteration types overprint an earlier potassic alteration present as relict enclaves within the propylitic and phyllic alteration zones. The phyllic alteration is quite intense and texturally destructive. This alteration involved the introduction of a significant amount of sulphur and resulted in extensive replacement of magnetite as well as some of the chalcopyrite by pyrite.

Relict potassic alteration is preserved, primarily in the western lobe of the main stage porphyry. It is characterized by intense secondary biotite, quartz-magnetite and partial to complete replacement of the primary feldspar by quartz and secondary feldspar. In these zones, anhydrite and gypsum are abundant and quartz-magnetite-chalcopyrite (locally with bornite) veins are common.

The vein paragenesis includes early barren quartz-magnetite veins (A-veins) associated with secondary biotite alteration, main-stage quartz-magnetite-chalcopyrite veins (A- and B-veins) also with secondary biotite, late quartz-pyrite and pyrite veins (D-veins) associated with pervasive quartz-sericite-pyrite alteration and latest calcite veins with local sphalerite-galena. Gypsum (after anhydrite) is common throughout the deposit, but its chronologic relationship with the other hydrothermal veins is poorly constrained, owing largely to its occurrence with several of the documented vein styles.

In drilling, all the significant copper-gold intercepts are hosted in the main stage porphyry. The main sulphide mineralization forms a broad halo plunging to the north or northwest, sub-parallel to the axis of the main magnetic anomaly (Figure 7 and Figure 8). The down plunge extension remains open beyond the present drilling (Figure 8). All copper and gold drilling intercepts are presented in Appendix B.

25 February 15, 2008

Figure . Composite Section in Borehole WH07-01 Exhibiting the Typical Vein Pattern. Dense Quartz-Magnetite +/- Chalcopyrite Veins Crosscutting Strongly Altered Main Stage Porphyry.

26 February 15, 2008

Figure . A. Composite Section in Borehole WH07-02 Exhibiting the Complex Relationship Between the Various Porphyry Intrusions and Sulphide Mineralization. B-C. Close-up Details of an Inter-Mineral Breccia Containing Fragments of the Main Stage Porphyry and Sulphide Matrix.

27 February 15, 2008

8

Exploration

8.1

Historical Exploration Work

There are partial records documenting the exploration work conducted by Cominco Alaska Inc in the Whistler area between 1986 and 1989. In particular, sixteen core boreholes (1,677 metres) were drilled on the Whistler copper-gold deposit.

The Whistler project area was explored sporadically by other companies and prospectors, but records describing that work are scarce.

8.2

Exploration Work Undertaken by Kennecott

Kennecott optioned the Turner claims in July 2003 and progressively expanded the property to its present configuration by staking. Systematic exploration of the project area was carried out between the period 2003 and 2006. This work includes reconnaissance mapping and prospecting, airborne geophysical and radiometric surveying, rock, soil and stream sediments sampling, detailed mapping over selected areas and ground induced polarisation surveying.

The results of that work are described in several reports prepared by Kennecott and made available to Geoinformatics. In particular, relevant factual information is contained in two reports summarizing the work performed on the Turner Claims (Kennecott, 2004 and Franklin, et al. (2005), a report summarizing geological investigations undertaken by Young (2006) between 2003 and 2005 and a synopsis report prepared by Franklin (2007). Much of the factual information presented in this section is extracted from these sources with additional information provided by Kennecott and Geoinformatics.

The exploration work by Kennecott extended over three field seasons (only a short program was conducted in 2003). Reconnaissance and target generation work comprised airborne geophysical surveying, geological mapping, rock, soil and stream sediments sampling. From this work, fifteen different targets were selected (Figure 6).

In total, over 1,300 rock samples, close to 2,500 soil samples and 103 stream sediments samples were collected over the target areas (Table 2). Lines of ground induced polarization surveys were conducted over six targets and six targets were tested by drilling. The best results were obtained at Whistler where significant copper gold

28 February 15, 2008

sulphide mineralization was intersected in association with potassic alteration zones affecting diorite porphyry intrusions.

Table . Kennecott 2003-06 Sampling Programs.

Year	Rock	Whole rock	Soil	Stream	Core	Total
2003	56	--	52	--	--
2004	53	35	152	49	918	1,207
2005	925	14	2,215	53	3,072	6,279
2006	278	43	27	1	1,341	1,690
Total	1,312	92	2,446	103	5,331	9,176

An airborne helicopter geophysical survey was commissioned from Fugro Airborne Surveys (“Fugro”) during 2003. This survey covered the entire property with a high sensitivity cesium magnetometer and a 256-channel spectrometer.

Additional airborne magnetic data were acquired by Kennecott in 2004 over two smaller areas using a helicopter equipped by a Rio Tinto bird operated by Fugro and a Kennecott geophysicist. One area over the Snow Ridge target was investigated at 200 metres line spacing (79 line kilometres). The other grid was flown over the Whistler deposit and surrounding area using fifty-metre line spacing (1,365 line kilometres).

Between 2004 and 2006, Kennecott drilled a total of thirty-five boreholes (12,694 metres) on the Whistler project.

8.3

Exploration Work by Geoinformatics

On June 7, 2007, Geoinformatics was assigned the Whistler project pursuant to the Master Strategic Alliance Agreement with Kennecott. Upon review of the project data, a field program was initiated consisting of infill drilling at Whistler and follow-up reconnaissance work on other targets in order to prepare them for drilling.

When SRK visited the project in August, drilling was ongoing with one drill rig active on the third of the eight-hole program.

29 February 15, 2008

9

Drilling

9.1

Drilling by Cominco Alaska Inc.

There are partial records documenting sixteen shallow core boreholes (1,677 metres) drilled on the Whistler copper-gold deposit in 1988 and 1989. The records contain descriptions of the core, with drilling logs and assay results.

The position of several holes was re-surveyed by Kennecott using either a hand held GPS or with a Trimble ProXr receiver providing real-time sub-metre accuracy. Three holes could not be located.

Apparently, the core from the Cominco holes was donated to the State of Alaska in 1990 and is probably stored at a core library in Eagle River, Alaska.

9.2

Drilling by Kennecott

Between 2004 and 2006, Kennecott drilled a total of thirty-five core holes (12,694 metres) on the Whistler project. Fifteen of those core holes (7,948 metres) were drilled on the Whistler deposit. The Kennecott core is stored in part at the base camp and in part in a secured warehouse in Wasilla, Alaska.

The drilling was conducted by NANA-Dynatec and subsequently NANA-Major drilling from Salt Lake City, Utah using up to three drill rigs supported by helicopter. HQ-calibre core was recovered in 2004 and subsequently NQ in 2005 and 2006.

Kennecott personnel used extensive, documented procedures during drilling. The collar position of each borehole was laid out with a hand GPS unit. Azimuth and inclination were determined with a compass. Each collar was subsequently surveyed using a Trimble ProXr receiver providing real-time sub-metre accuracy. The casing was pulled after drilling.

Downhole deviation was monitored using Flex It Multi-shot readings at twenty foot (six metre) intervals. Magnetic susceptibility and gravity data were also recorded. Drilling, logging and sampling were conducted under the direct supervision of a suitably qualified geologist. Core retrieved from drilling was oriented using EzMark or an ACE device. Core recovery, geotechnical point load test and rock quality determination were collected before the geologist recorded elaborate information about lithology, mineralogy, alteration, vein density and structure. Magnetic susceptibility

30 February 15, 2008

was also measured on core at regular intervals. All descriptive data were recorded digitally and subsequently populated an acQuire database.

Drilling at Whistler aimed at testing the copper-gold sulphide mineralization on six east-west sections spaced at 150 to 200 metres with inclined boreholes drilled towards the east and the west (Figure 7 and Figure 8). Two inclined holes were drilled with a south azimuth to test the depth extension of the sulphide mineralization. SRK is of the opinion that the drilling pattern is adequate for this style of sulphide mineralization.

A total of twenty boreholes (4,746 metres) were drilled by Kennecott to investigate other exploration targets. Targets selected for drilling were typically chosen based on a combination of geology, geochemical and geophysical criteria interpreted to be indicative of magmatic hydrothermal processes. The drilling strategy involved testing selected targets with vertical or angled drill holes to validate the geological model. One or more boreholes were drilled, depending on results, in an attempt to vector towards the potassic core of a magmatic hydrothermal system known to be associated with better copper and gold sulphide mineralization in this area.

9.3

Drilling by Geoinformatics

Geoinformatics began drilling on the Whistler project in July 2007 using the field procedures developed by Kennecott.

The objective of the 2007 drilling program was to infill the delineation of the Whistler deposit to sections spaced at seventy-five metres and to test for the north and south extensions of the deposit.

The drilling was conducted by NANA-Major drilling from Salt Lake City, Utah using one drill rig supported by helicopter. Drilling recovered HQ-calibre core down to about ninety metres and NQ-calibre thereafter.

In total, seven inclined holes totalling 3,321 metres were drilled by Geoinformatics in 2007. The core from that program is stored at the camp near Rainy Lodge.

31 February 15, 2008

10

Sampling Method and Approach

10.1

Sampling by Cominco Alaska Inc.

There are no records describing the sampling method and approach used by Cominco in their 1988-89 drilling.

10.2

Sampling by Kennecott

Rock, float, stream sediments and soil sampling procedures used by Kennecott were documented in the previous technical report (Couture, 2007). Assaying results from this sampling were considered for resource estimation.

Core assay samples were collected from half core sawed lengthwise with a diamond saw. The procedures indicate that the saw is cleaned regularly to avoid potential cross-sample contamination.

Sample intervals vary between 0.2 to over ten metres in length honouring geological, alteration and mineralization boundaries. In intervals with visible sulphides, however, samples average 2.0 metres in length. Outside visible sulphide zones, assay samples average three metres in length. Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks. One borehole (04-DD-WP-01) was apparently not sampled by Kennecott.

10.3

Sampling by Geoinformatics

Geoinformatics is using the same sampling practices used by Kennecott. For core sampling, assay samples are collected over regular two-metre intervals when sulphides are visible and at regular three-metre intervals otherwise. Core assay samples were collected from half core sawed lengthwise with a diamond saw. Sample intervals honour geological, alteration and mineralization boundaries.

32 February 15, 2008

11

Sample Preparation, Analyses and Security

11.1

Cominco Alaska Samples

The sample preparation and analytical procedures used by Cominco Alaska Inc are not known. Core samples were assayed for gold, silver and copper and occasionally for a suite of eight other metals (arsenic, cobalt, iron, manganese, molybdenum, nickel, strontium and zinc) at an undetermined laboratory.

It is not known if quality control samples were inserted into the sampling stream.

11.2

Kennecott Samples

Kennecott sampling was conducted using documented procedures describing all aspects of the field sampling and sample description process, handling of samples, and preparation for dispatch to the assay laboratory.

Kennecott used a documented chain of custody procedure to monitor and track all sample shipments departing the base camp until the final delivery of the pulp to the assaying laboratory. The procedures include the use of security seals on containers used to ship samples, detailed work and shipping orders. Each transfer point is recorded on the chain of custody form until the final delivery of the pulp to the assay laboratory.

All soil, rock chips, core, and stream sediments samples were organized into batches of samples of a same type and prepared for submission to Alaska Assay Laboratories Inc. in Fairbanks, Alaska for preparation using standard preparation procedures. This laboratory is part of the Alfred H. Knight group an established international independent weighing, sampling and analysis service company.

Kennecott used two primary laboratories for assaying samples prepared by Alaska Assay Laboratories Inc. The samples collected during 2004 were assayed by Alaska Assay Laboratories Inc. in Fairbanks, Alaska. All pulverized samples collected in 2005 and 2006 were submitted to ALS-Chemex Laboratory in Vancouver, British Columbia for assaying. The ALS Chemex Vancouver laboratory is accredited to ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy and atomic absorption

33 February 15, 2008

assays for silver, copper, lead and zinc. ALS-Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Kennecott used two secondary laboratories for check assaying. ALS-Chemex re-assayed 191 pulp samples from the 2004 sampling programs. Acme Analytical Laboratories Ltd. of Vancouver, British Columbia was used as a secondary laboratory in 2005 and 2006.

Core samples were prepared for assaying using industry standard procedures. Five hundred grams of coarsely crushed core samples were pulverized to ninety percent passing a -200 mesh screen. Two-hundred and fifty grams of rock samples were pulverized to eighty-five percent passing a -150 mesh screen. Pulverized core and rock samples collected in 2004 were assayed by Alaska Assay Laboratories in Fairbanks for gold using a fire assay procedure and atomic absorption finish (method code FA30) on thirty grams charges and for a suite of nine metals using an aqua regia digestion and inductively coupled plasma scan (method code ICP-2A). Core and rock samples collected after 2004 were assayed by ALS-Chemex for gold by fire assay and atomic absorption finish (Au-AA23) on thirty gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples. Elements exceeding concentration limits of ICP-AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

For the drilling samples, Kennecott used comprehensive quality control samples with all samples submitted for assaying. Each batch of twenty core samples submitted for assaying contained one sample blank, one of three project specific standards, a field duplicate and a coarse crushed duplicate. They were inserted blind to the assay laboratory except for the coarsely crushed sample duplicates that were inserted by the preparation laboratory.

11.3

Geoinformatics Samples

Geoinformatics informed SRK that they are following the sampling procedures developed by Kennecott for the Whistler project.

All samples collected by Geoinformatics were submitted to Alaska Assay Laboratories for preparation. Pulps were submitted to ALS-Chemex by the preparation laboratory for assaying. Geoinformatics used the sample preparation and assaying protocols and quality control measures developed by Kennecott. Gold was assayed by fire assay and atomic absorption finish (Au-AA23) on thirty gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples. Elements exceeding concentration

34 February 15, 2008

limits of ICP-AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

11.4

Quality Assurance and Quality Control Programs

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. This includes written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation and assaying. They are also important to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process. Check assaying is typically performed as an additional reliability test of assaying results. This typically involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

SRK cannot comment on the quality control measures used by Cominco Alaska prior to 2003.

The exploration work conducted by Kennecott was carried out using a quality assurance and quality control program exceeding industry best practices as documented in a data management manual describing all aspects of the exploration data acquisition and management including mapping, surveying, drilling, sampling, sample security, assaying and database management.

For drilling, Kennecott implemented comprehensive external analytical quality control measures. Control samples were inserted in all batches of twenty core samples submitted for preparation and assaying at a rate of one blank, one project specific standard, one field duplicate, one coarsely crushed duplicate and one pulp replicate. The pulp duplicates were organized in batches of twenty-five to fifty samples and submitted by Alaska Assay Laboratories to the Acme Assay Laboratories for check assaying and screen tests. Kennecott also relied on the internal control measures implemented by the primary laboratory.

Two sample blanks were used by Kennecott. A barren andesite rock (OPPBLK-1) collected on outcrop (522,399 metres east and 6874,144 metres north; Nad27, zone 5)

35 February 15, 2008

and a barren porphyritic andesite (WP-BLK-1) intersected in borehole 04-DD-WP-01. A blank sample (1-3 kilograms in weight) was usually inserted after a “mineralized” core sample at a rate of one in twenty samples.

For the Whistler project, Kennecott fabricated three project specific standards (WPCO1, WP-MG1 and WP-HG1; Table 3) from coarse rejects from two boreholes drilled at Whistler (WP04-04-17 and WH04-01-17). Coarse rejects from core samples were aggregated to create three composite samples yielding low, medium and high copper and gold values. Each composite sample was prepared by Alaska Assay Laboratory to yield homogenized pulverized samples. Five separate sub-samples of each standard were then submitted to five commercial laboratories for assaying. Each standard sample was assayed twice at each laboratory yielding fifty assay results that were analysed to determine the tolerance intervals reported in Table 3 for each standard.

Table . Assaying Specifications for the Project Specific Reference Material Used on the Whistler Project.

	Gold (ppb)				Copper (ppm)
Standard	Mean	Stdv	+2 Stdv	-2 Stdv	Mean	Stdv	+2 Stdv	-2 Stdv
WP-CO1	480.7	26.1	533.0	428.5	2,801.6	56.9	2,915.5	2,687.7
WP-MG1	1,714.8	122.5	1,959.8	1,469.8	2,593.8	51.6	2,697.0	2,490.6
WP-HG1	4,693.3	190.0	5,073.2	4,313.4	6,160.0	132.6	6,425.3	5,894.7

The quality control program developed by Kennecott was mature and overseen by appropriately qualified geologists.  Geoinformatics implemented the Kennecott procedures.

In the opinion of SRK, the exploration data from the Whistler project was acquired by Kennecott and Geoinformatics using adequate quality control procedures that generally meet or exceed industry best practices for a drilling stage exploration property.

36 February 15, 2008

12

Data Verification

12.1

Verification by Geoinformatics

Kennecott transferred to Geoinformatics the Whistler project data in electronic format. Geoinformatics visually verified the electronic data for consistency and incorporated the data into its own internal project database.

During drilling Geoinformatics implemented routine verifications to ensure the collection of reliable exploration data. In the opinion of SRK, the field procedures used by Geoinformatics meet or exceed industry best practices. Sample shipments and assay deliveries were routinely monitored as produced by the preparation and assaying laboratories. Assay results and quality control data produced by Geoinformatics was inspected visually and analysed using various bias and precision charts. At the end of the program, Geoinformatics produced a quality control report summarising the quality control data (Wilson, 2007).

The analysis uncovered a possible sample mismatch in the fire assay deliveries from one batch of forty-eight samples (FA07093590) and an undetermined problem with one sample in batch FA07093590. ALS-Chemex was asked to investigate the problematic batches. The forty-eight samples in batch FA07093590 were re-assayed for gold using the same method, to uncover that a shift in the assay deliveries had occurred. Consequently, the whole batch was also re-assayed by ICP scan with results comparable to original deliveries. Three samples in batch FA07126669 were also re-assayed for gold yielding higher gold value for the problematic sample (5144427) suggesting a lost of gold bead had occurred. ICP scans for the same samples compared well with the original results. ALS-Chemex submitted revised assay certificates and Geoinformatics confirmed to SRK that the assay database has been corrected.

Apart from the two minor issues noted above, the analysis of quality control data produced by Geoinformatics and ALS-Chemex suggest that the assaying data delivered by ALS-Chemex are reliable.

37 February 15, 2008

12.2

Verification by SRK

12.2.1

Site Visit

In accordance with NI43-101 guidelines, SRK visited the Whistler project between August 10 and 14, 2007 while active drilling was ongoing.  The purpose of the site visit was to inspect and ascertain the geological setting the Whistler project witness the extent of historical exploration work carried out on the property and assess logistical aspects and other constraints relating to conducting exploration work in this area. SRK was given full access to project data.

SRK personally inspected the Whistler deposit area where the drill rig was active drilling borehole WH07-03. SRK also visited several nearby drilling sites used by Kennecott and Geoinformatics. The drilling sites remain visible. The casing for several Kennecott boreholes were observed on reclaimed drilling sites.

SRK briefly visited four other target areas. Outcrop exposures at Round Mountain, Rainmaker, Muddy Creek and Island Mountain were visited to ascertain the geological setting of each target and discuss the exploration concepts proposed by Geoinformatics.

SRK also examined drill core from three boreholes (WH07-01, WH07-02 and WH07-03) drilled recently by Geoinformatics and one borehole drilled by Kennecott. While on site, SRK interviewed project personnel regarding the exploration strategy and field procedures used by Geoinformatics.

12.2.2

Verification of Kennecott Data

Geoinformatics and Kennecott made reports and electronic data pertaining to exploration work conducted by Kennecott on the Whistler project available to SRK.  The Electronic documents include summary reports, illustrations, drawings, MS Excel tables documenting soil, rock, and stream sediment sampling and drilling data.  The electronic data include also a series of MapInfo tables containing geo-referenced data such as sampling sites, property claims, drill collars, surveys, assays, topography, geophysical and geology surveys.

SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by the Kennecott. In the opinion of SRK, the electronic data are reliable and exhaustive.

Kennecott made available to SRK MS Excel spreadsheets documenting analytical quality control data produced by Kennecott between 2004 and 2006. The data are incomplete as no quality control data are available for the 2006 exploration program.

38 February 15, 2008

The data include assay results for the three reference material samples (WP-CO1, WP-MG1 and WP-HG1) used as project specific reference material during the 2005 and 2006 exploration programs. The quality control data also include 75 pulp replicate assays performed by Alaska Assay Laboratory in 2004, 174 pulp check assays performed at ALS-Chemex laboratories in 2004 and the assay results for internal quality control samples used by Alaska Assay laboratory in 2004 and ALS-Chemex in 2005 and 2006. Pulp replicate and check assays apparently performed in 2005 and 2006 are not available.

SRK visually examined assay results for the internal quality control samples used by the assay laboratory and found no suspicious or anomalous results.

SRK aggregated the assay results for the external quality control samples. Bias charts and ranked half absolute relative deviation charts were constructed by SRK for gold and copper assay pairs. In general, the quality control data examined by SRK suggest that copper and gold grades can be reasonably reproduced, giving reason to believe that the assay results reported by the primary assay laboratories for the Whistler project are generally reliable. The quality control data produced by Kennecott is summarized in several bias charts and relative precision plots compiled by SRK and presented in Appendix D.

12.2.3

Verification of Geoinformatics Data

Geoinformatics made the complete electronic data accumulated on the Whistler project in the form of a FracSIS database available to SRK. This database contains a complete record of the electronic data produced for the Whistler project by Cominco, Kennecott and Geoinformatics.

SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Geoinformatics. In the opinion of SRK, the electronic data are reliable, appropriately documented and exhaustive.

Separately, Geoinformatics also made available to SRK internal and external analytical quality control data accompanied by a quality control report prepared at the end of the 2007 drilling program (Wilson, 2007). The analytical quality control data produced by Geoinformatics is summarized in Table 4.

Table . Quality Control Data Produced by Geoinformatics in 2007

Quality Control Type	Count	Ratio
Core Samples	1,316
Blanks	74	6%
Standard WP-CO1	43	3%
Standard WP-MG1	24	2%
Standard WP-HG1	10	1%

39 February 15, 2008

Field Duplicates	47	4%
Pulp Replicates	89	7%

SRK visually examined the quality control data produced by Geoinformatics during 2007 and then also reviewed the analysis of the data prepared by Geoinformatics (Wilson, 2007).

In following, SRK aggregated the assay results for the external quality control samples and pulp replicate assay pairs. Bias charts and relative precision plots were constructed by SRK for gold, copper and silver assay pairs. The charts are presented in Appendix D. In general, the quality control data examined by SRK suggest that copper, gold and silver grades can be reasonably reproduced suggesting that the assay results reported by the primary assay laboratories for the Whistler project are generally reliable for the purpose of resource estimation.

13

Adjacent Properties

There are no adjacent properties considered relevant to this technical report.

40 February 15, 2008

14

Mineral Processing and Metallurgical Testing

In September 2004, Kennecott submitted three composite core samples for metallurgical testing at Dawson Metallurgical Laboratories Inc. in Sault Lake City, Utah. The following information is a summary from a memorandum report prepared by George S. Nadasdy and submitted to Kennecott (Nadasdy, 2005). This report was made available to Geoinformatics and SRK.

14.1

Samples Preparation

The testing material was assembled from coarse assaying rejects and archived half core from borehole 04-WH-DD-05 between 117.6 and 200.2 metres. An initial composite sample was created by aggregating every other sample to produce a composite weighing 88.7 kilograms and representing a 42.2-metre core interval. A 50-kilogram test sample was split on a rotary table into 2.0 kilogram test charges. A 37.6-kilogram reserve sample was also saved.

A second core composite sample was prepared from the remaining half core from borehole 04-WH-DD-05 between 140.6 and 155.3 meters yielding a 20-kilogram half core sample.

A third low lead-zinc composite sample was prepared at the laboratory from the remaining individual coarse assay reject samples not used in the original composite (from 117.6 to 200.2 meters) by omitting selected high grade lead-zinc intervals. The low lead-zinc composite weighed seventy-one kilograms.

14.2

Testing

All three composite samples were air dried and stage crushed to minus 10 mesh in preparation for testing. The minus 10 mesh composite was mixed in a “V” cone blender and split into 2.0-kilogram testing batches on a rotary table. All samples were kept in the laboratory freezers to reduce sample oxidation.

Initial test work on the original composite produced low rougher concentrate copper grades due to sulphide activation (pyrite, galena and sphalerite floating along with the chalcopyrite).

41 February 15, 2008

Head samples from the original composite and the half core sample as well as selected test products from the original composite have been submitted to the RTTS research laboratory for mineral examination. The Whistler sulphide mineralization contains a relatively hard component. The ball mill work index of the original composite was estimated at 18 kWh/short ton (+/- 3) using our comparative work index procedure. Rod mill grinding was substituted for ball mill grinding in laboratory test work to reduce the amount of coarse +100 mesh material.

14.3

Results from the Preliminary Testing

Preliminary test work on the three composite samples included gravity concentration or flotation to recover the copper and gold. The gold liberated by grinding (P80=217 or 140 microns) and gravity concentration tests represented a total of eleven to fifteen percent of the total gold in the samples (recovered by amalgamation) and the average gold grain size was minus 400 mesh. Recovery of copper and gold focused on flotation as the process option in later test work.

The original composite showed signs of sulphide activation that resulted in high weight (11.0 percent) low grade (5.0 percent copper) rougher concentrates and sixteen percent copper third cleaner concentrate grades (head grade: 0.64 percent copper and 2.56 gpt gold). Recovery for the third cleaner concentrate was eighty-three percent for copper and sixty-five percent for gold. The primary grind was P80=80 microns and the regrind size was P80=34 microns. The sulphides could have been activated naturally due to the presence of the lead and zinc or compromised by aggressive sample preparation or ageing (at a fine crush size) prior to metallurgical testing.

The half core composite sample had some of the higher lead-zinc zones removed. The core was rinsed with fresh water, to reduce the influence from any drilling fluids, prior to stage crushing and sample preparation. This new sample responded somewhat better to flotation than the original sample. The new sample produced a nine percent copper rougher concentrate, a twenty-three percent copper third cleaner concentrate grade and was from a 0.80 percent copper head grade sample (with 3.21 gpt gold). Recovery into the third cleaner concentrate was eighty-four percent for copper and sixty percent for gold.

The low lead-zinc composite produced a third cleaner concentrate copper grade that was higher than the original composite and lower than the half core composite sample. The low lead-zinc composite produced a six percent copper rougher concentrate, a twenty-one percent copper third cleaner concentrate grade from a sample with head grade estimated at 0.53 percent copper and 2.54 gpt gold. Recovery into the third cleaner concentrate was eighty percent for copper and fifty-nine percent for gold.

42 February 15, 2008

14.4

Preliminary Conclusions

The Whistler deposit contains complex polymetallic sulphide mineralization (copper, gold, silver, lead and zinc) and samples did not produce high copper cleaner concentrate grades (twenty-nine to thirty percent copper) in this current round of preliminary batch tests. Some additional test work should be considered. The half core sample produced the highest third cleaner concentrate copper grade, the low lead-zinc composite was second and the original composite was last. Sulphide activation (pyrite, galena and sphalerite) in the original composite could have been a natural result, due to the presence of the lead-zinc material or soluble copper ions. Sulphide activation could also have been complimented by aggressive sample preparation of the coarse assay reject material (over crushing, sample aging or drying at high temperatures) or water soluble drilling fluids.

For future testing, it was recommended that metallurgical test work be conducted on whole core and not on assay reject material. Rougher concentrate copper grade could possibly be improved by the addition of zinc sulphate to depress the zinc and or NaCN to depress pyrite. Cleaner concentrate copper grade could also be improved by the addition of some collector in the regrind. A cleaner pH of 11.0 should also be evaluated using an alternative collector for Cytec 3477.

43 February 15, 2008

15

Mineral Resource Estimation

15.1

Introduction

The mineral resource model presented herein represents the first resource evaluation for the Whistler copper-gold deposit. This initial mineral resource model was prepared to provide an initial assessment of copper and gold sulphide zones delineated by drilling on this project and to provide Geoinformatics management and independent assessment to justify additional exploration and development work.

The resource estimate was completed by George H. Wahl, P.Geo an independent qualified person as this term is defined in National Instrument 43-101.  The effective date of this resource estimate is December 31, 2007.

This section describes the work undertaken by SRK and key assumptions and parameters used to prepare the initial mineral resource model for the Whistler deposit together with appropriate commentary regarding the merits and possible limitations of such assumptions.

In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the global gold, copper and silver mineral resources found in the Whistler deposit at the current level of sampling. The mineral resources presented herein are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101 and have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve. Mineral reserves can only be estimated as a result of an economic evaluation as part of a preliminary feasibility study or a feasibility study of a mineral project. Accordingly, at the present level of development there are no mineral reserves on the Whistler project.

The database used to estimate the Whistler mineral resources was audited by SRK and the sulphide mineralization boundaries were modelled by SRK using a geological interpretation prepared by Geoinformatics personnel. SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries of the copper-gold sulphide mineralization and that the assaying data is sufficiently reliable to support estimating mineral resources.

44 February 15, 2008

Geological and mineralization wireframes were constructed using a combination of Leapfrog, Gocad and Gemcom modelling softwares. Statistical analysis, variography and resource estimation work was completed in Surpac Version 6.0.

15.2

Resource Database

The Whistler project exploration database comprises descriptive and assaying information for a total of forty-eight drill holes totalling 14,783 metres (Table 5). This database was initially assembled by Kennecott and subsequently Geoinformatics. It was provided to SRK in an electronic format. Seventeen boreholes were drilled outside the deposit area and were not considered for resource estimation. The resource estimation database is a sub-set of the main database and includes information for a total of 31 drill holes (7,267 metres).

Table . Database Used for Resource Estimation.

Year	Company	Borehole Type	Number of boreholes	Length
1980	Cominco	DDH	16
2004	Kennecott	DDH	5
2005	Kennecott	DDH	17
2006	Kennecott	DDH	3
2007	Geoinformatics	DDH	7
Total			48	14,783

All location data in the entire database are reported using the local UTM grid NAD 83 Zone 5 datum.

The database was audited by SRK. For resource estimation, SRK replaced assay results below the detection limit to half the detection limit. Detection limits were 0.005 ppm for gold, 1.0 ppm and 0.2 ppm for Ag and 5 ppm for Cu.

The database includes core recovery data measured by Geoinformatics personnel. Core recovery is usually good, averaging eighty-eight percent. Less than seven percent of the drilled intervals exhibit core recovery of less than fifty percent. SRK is of the opinion that the quality of the core recovered from drilling at Whistler is appropriate for resource estimation.

Topography used for resource estimation was provided by Geoinformatics. The topography data is a re-projected surface extracted from the 1-arc-second data (roughly forty metres) obtained from the National Elevation Dataset of the United State Geological Survey. The estimated accuracy of the topographic data is more or less seven to fifteen metres. A comparison of the surveyed collar elevations with the collars elevation projected on the topographic surface reveals that, on average, borehole

45 February 15, 2008

collars are 2.9 metres above the topographic data. The largest discrepancies are 19.6 metres below topography and 15.0 metres above. This variance is not optimal, but SRK believes that it is acceptable for an initial resource estimate. SRK recommends that a topographic survey covering the Whistler mineralization be commissioned in preparation for future resource estimates. In this process, benchmark survey monuments should be established to validate future surveying work.

Overburden thickness varies between zero to 16.8 metres, averaging five metres in the borehole database. In borehole descriptions, overburden is described as comprising till, soil, colluvium, mud, sand, and gravel. For the current resource estimate, no separate overburden digital surface was used. Thicker overburden intercepts are assumed to be associated with localized gullies and faults filled with glacial debris.

The specific gravity database comprises twenty-one measurements performed by ALS Chemex using the water displacement method on core samples from two boreholes drilled by Geoinformatics (Table 6). The measurements vary from 2.51 to 3.01 grams per cubic centimetre, averaging 2.72 grams per cubic centimetre. An average density factor of 2.72 was used for converting volumes into tonnages. An average density factor of 2.60 was assigned to all waste blocks.

Table . Density Database Used for Resource Estimation.

Borehole ID	From (metre)	To (metre)	Specific Gravity (g/cm3)
WH_07_01	22	26	2.82
WH_07_01	70	73	2.66
WH_07_01	85	88	2.79
WH_07_01	98	101	2.51
WH_07_01	111	113	2.65
WH_07_01	129	132	2.91
WH_07_01	182	184	3.01
WH_07_01	186	188	2.82
WH_07_01	194	196	2.90
WH_07_01	210	212	2.75
WH_07_01	255	257	2.63
WH_07_02	86	90	2.63
WH_07_02	180	183	2.69
WH_07_02	196	198	2.69
WH_07_02	225	228	2.66
WH_07_02	237	240	2.62
WH_07_02	274	276	2.65
WH_07_02	340	343	2.73
WH_07_02	403	405	2.78
WH_07_02	421	424	2.69
WH_07_02	430	432	2.63
		Average	2.72

46 February 15, 2008

15.3

Solid Body Modelling

Gold-copper sulphide wireframes were constructed to constrain geostatistical analysis and grade estimation. A gold-equivalent grade was found to be a useful guide in separating visibly mineralized rock from barren host rocks. The gold equivalent grade was calculated using metal price assumptions of US$550 per ounce of gold, US$8 per ounce of silver and US$1.50 per pound of copper. In absence of metallurgical data for the Whistler sulphide mineralization, metallurgical recoveries were assumed at eighty-five percent for copper and seventy-five percent for silver and gold, based on similar magmatic-related sulphide mineralization. Smelting and refining costs and concentrate transportation charges were not considered in the gold-equivalent calculation. Obviously, metallurgical test work is required to determine appropriate metallurgical recovery assumptions for the Whistler project. Such studies are, therefore, recommended.

After review, a gold equivalent cut-off of 0.30 gpt was found to be appropriate to confidently define the boundaries of the sulphide mineralization. This cut-off value is reasonable considering the marginal gold-equivalent cut-off of similar projects based on realistic mining and processing costs.

From the drilling data, five separate sulphide mineralization wireframes were modelled and treated as independent domains, separated by hard boundaries for resource estimation. The Whistler deposit is sub-divided into the Main 1, Main 2 and Whistler domains.  The Main 1 and Main 2 domains are separated by the north-trending Divide Fault, transecting the core of the copper-gold sulphide mineralization. Both the Main 1 and Main 2 areas are defined using a 0.7 gpt gold equivalent cut-off. Both domains are completely enclosed within the Whistler solid domain that is defined by a 0.30 gpt gold equivalent cut-off. Solid volumes for each zone are summarized in Table 7.

Table . Whistler Deposit Solid Volumes.

Zone	Solid Zone ID	Volume (cubic metres)
Main 1_100	100	26,628,885
Main 1_150	150	223,289
Main 2_200	200	7,595,174
Main 2_250	250	2,748,778
Whistler_300	300	82,370,794
Total		119,566,920

47 February 15, 2008

15.4

Evaluation of Extreme Assay Values

In order to assess grade capping, probability plots were generated for assays falling within each of the grade shells. Due to the differences in populations, the Main Zone domains were combined into a single group and the Whistler population was maintained as a single solid zone in order to examine top cut protocols.

Top cutting protocols for both of these populations was found to be very similar and consequently, capping levels were adjusted to provide a consistent deposit wide capping protocol. After review, copper grades do not require capping. Silver and gold grades were, however, capped at 14.2 gpt and 4.2 gpt, respectively (Table 8). After review, SRK considers that capping thresholds for copper, gold and silver are reasonable and have helped to minimize local over-estimation of block grades.

The impact of assay capping was assessed and found not to have a significant impact. Table 9 indicates that only the silver populations were subject to significant extreme outliers resulting in a larger influence on mean grades.

Table . Assay Capping Thresholds.

Grade Shell	Copper (%)	Silver (gpt)	Gold (gpt)
Main Zones	None	14.2	4.2
Whistler_300	None	14.2	4.2

Table . Impact of Capping Thresholds.

Aggregate Grade Shell Areas	Main	Whistler
Number of Capped Gold Assay	1	1
Average Uncapped Gold Grade (gpt)	0.76	0.48
Average Capped Gold Grade (gpt)	0.76	0.48
Number of Capped Silver Grade	8	13
Average uncapped Silver Grade (gpt)	2.38	1.96
Average Capped Silver Grade (gpt)	2.24	1.80

15.5

Compositing

The average sample lengths in the raw assay database range from a minimum of 0.10 metre to a maximum of 10.38 metres with a mean length of 2.29 metres. Roughly sixty-two percent of the samples are between 2.0 and 2.5 metres in length. Only seven samples exceed 5.5 metres in length.

48 February 15, 2008

Assay samples were composited to 5-metre composite lengths for statistical and geostatistical analysis and grade interpolation. Residual composite intervals with a minimum length of 2.0 metres were also included in the dataset used for grade estimation. The impact of excluding the remaining intervals was assessed and is not considered to be material to the resource estimates.

15.6

Composite Statistics

Statistics of uncut 5-m composites were generated for each of the zone solids and for each of the elements (Table 10). The results indicate a low coefficient of variation for each domain and for each element. Composite populations are not strongly skewed. The composite population for zone solid 150 is only comprised of fifteen composites and is too small to be statistically reliable; however, the statistical characteristics reasonably reflect the statistics of the adjacent solid zones. Composites contained within the 200 and 300 solids indicate lower silver and copper grades when compared to the other solids, while zone solid 100 indicates an appreciably higher mean gold grade. This higher gold grade may be the result of increased veining occurring within this solid zone.

Table . Capped Composite Statistics by Sulphide Zone.

Zone	100 Zone			150 Zone			Zone 200			Zone 250			Zone 300
Variable	Ag	Au	Cu	Ag	Au	Cu	Ag	Au	Cu	Ag	Au	Cu	Ag	Au	Cu

Number of samples	623	623	623	15	15	15	133	133	133	65	65	65	1,338	1,338	1,338
Minimum value	0.22	0.02	0.00	0.39	0.30	0.18	0.14	0.01	0.01	0.41	0.05	0.01	0.08	0.00	0.00
Maximum value	14.20	4.20	1.30	11.82	0.93	0.43	14.20	1.93	0.44	11.61	1.86	0.94	14.20	4.20	1.47

10 Percentile	0.80	0.21	0.09	0.52	0.31	0.21	0.50	0.16	0.08	0.62	0.17	0.06	0.50	0.05	0.05
20 Percentile	1.00	0.33	0.12	0.68	0.33	0.22	0.59	0.28	0.10	0.81	0.28	0.12	0.68	0.10	0.08
30 Percentile	1.20	0.44	0.15	0.97	0.34	0.22	0.72	0.33	0.12	1.03	0.34	0.19	0.80	0.16	0.10
40 Percentile	1.48	0.54	0.17	1.02	0.36	0.23	0.81	0.39	0.13	1.45	0.40	0.22	1.00	0.22	0.12
50 Percentile (median)	1.76	0.67	0.20	1.15	0.37	0.25	0.94	0.42	0.14	2.00	0.46	0.25	1.15	0.31	0.14
60 Percentile	2.06	0.81	0.22	1.71	0.43	0.26	1.02	0.51	0.16	2.58	0.51	0.29	1.40	0.41	0.16
70 Percentile	2.54	0.96	0.25	2.47	0.48	0.29	1.25	0.58	0.19	3.60	0.61	0.32	1.72	0.52	0.19
80 Percentile	3.00	1.19	0.30	3.98	0.59	0.31	1.40	0.68	0.22	4.91	0.74	0.36	2.21	0.74	0.23
90 Percentile	4.29	1.87	0.40	5.91	0.78	0.34	2.30	0.93	0.25	8.61	0.95	0.52	3.39	1.06	0.29

Mean	2.33	0.85	0.23	2.53	0.46	0.26	1.37	0.51	0.16	3.05	0.52	0.27	1.80	0.48	0.16
Variance	4.47	0.47	0.02	8.53	0.03	0.00	3.43	0.11	0.01	8.08	0.10	0.03	4.55	0.31	0.02
Standard Deviation	2.12	0.69	0.15	2.92	0.18	0.06	1.85	0.34	0.08	2.84	0.32	0.18	2.13	0.56	0.13
Coefficient of variation	0.91	0.81	0.66	1.15	0.40	0.24	1.35	0.66	0.51	0.93	0.61	0.65	1.18	1.17	0.77

Skewness	3.14	1.74	2.50	2.14	1.39	1.25	5.38	1.65	0.88	1.39	1.52	1.12	3.68	2.79	3.15
Kurtosis	15.57	6.68	14.33	7.02	3.71	4.30	35.76	6.71	4.75	3.99	6.67	4.89	18.83	13.59	23.00

Trimean	1.84	0.70	0.20	1.57	0.39	0.25	0.98	0.45	0.15	2.33	0.47	0.24	1.25	0.34	0.14
Biweight	1.81	0.68	0.20	1.49	0.38	0.25	0.93	0.43	0.15	2.32	0.47	0.25	1.20	0.33	0.14

49 February 15, 2008

15.7

Resource Estimation Methodology

A block model was constructed to cover the entire extent of the Whistler mineralization and the potential limits of an optimized pit. The specifications for the block model (size, origin and extents) are presented in Table 11. The block model is aligned along the local UTM grid.

Table . Whistler Block Model Specifications

Attribute	Y	X	Z
Minimum Coordinates	6,870,000	517,200	185
Maximum Coordinates	6,873,000	519,860	1,335
User Block Size	20	20	10
Rotation	0	0	0

The model block grade attributes include gold, silver, copper and gold-equivalent. Additional block attributes include resource classification, density, distance to nearest sample, kriging variance for each element, rock code and average distance to nearest sample.  The block model rock code identifying the various zone solids are included in Table 12. The resource classification attribute include “2” for Indicated Mineral Resources and “3” as Inferred Mineral Resources.

Waste blocks were assigned a bulk density of 2.60 grams per cubic centimetre while each sulphide mineralized block was assigned a density of 2.72 grams per cubic centimetre.

Table . Whistler Block Model Rock Code.

Zone Description	Rock Code
Main 1 Zone 100	100
Main 1 Zone 150	150
Main 2 Zone 200	200
Main 2 Zone 250	250
Whistler Zone 300	300

50 February 15, 2008

15.8

Variography

Variograms were used to assess grade continuity along various ellipse axes and to determine appropriate grade interpolation ranges.  Variography was completed for the major grade attributes, including gold, silver and copper. Downhole and experimental variograms were computed and assessed for each grade element in forty directions. Variograms were generated for each individual zone, however, the paired composite populations within some solids were found to be too small to generate reasonable variograms. Composites for each of the Main and Whistler zones were aggregated in order to generate better populated variograms. One spherical structure was fitted to estimate ranges for gold and copper composites. As expected, silver composites being a far more mobile element generated two spherical structures resulting in greater ranges. Anisotropic ranges were generated for the various grade attributes. Variograms are generally poorly developed along the minor axis and as a result a major/minor range ratio was a set at three for each of the grade attributes. Major and semi-major ratios are fairly consistent for each grade element and were rounded up to one for grade interpolation. Variogram results are summarized in Table 13.

Table . Summary of Variography Results.

Variable	Ag	Au	Cu
Nugget	2.18	0.274	0.007
Structure 1	1.71	0.092	0.0067
Structure 2	0.877
Range 1	155	80	100
Range 2	350
Az	27	27	54
Plunge	0	0	0
Dip	-45	-63	-63
Major/Semi-major Ratio	1	1	1
Major/Minor Ratio	3	3	3

15.9

Estimation Methodology

The grade interpolation was constrained within each of the sulphide zone solid shells. Hard boundaries were used to limit the use of composites within their respective shells.  Block gold, silver and copper grades were estimated using ordinary kriging. Parameters generated from variogram results in Table 13 were used as inputs for grade interpolation. For silver, a nested spherical model comprising two structures was used. For gold and copper, grades within solid zones 100 through 250, a second pass interpolation with the same anisotropic ratios was used, but a maximum range of 250 metres was applied. For the zone solid 300, a second pass interpolation with a maximum 600 metres range was applied. The search methodology used a minimum of three composite samples and a maximum of nine composite samples.

51 February 15, 2008

15.10

Mineral Resource Classification

Mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues that could potentially affect this estimate of mineral resources. The mineral resources may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic and other factors. There is insufficient information at this early stage of study to assess the extent to which the resources will be affected by these factors, which are more appropriately assessed in a conceptual study.

Mineral reserves can only be estimated based on the results of an economic evaluation as part of a preliminary feasibility study or a feasibility study. As such, no mineral reserves have been estimated by SRK as part of the present assignment. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

Mineral resources for the Whistler gold project have been classified according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December, 2005) by George H Wahl, P.Geo, Associate Resource Geologist an independent Qualified Person as defined by National Instrument 43-101. Mineral resources were classified using the following criteria:

Indicated Mineral Resources: Block informed by a minimum of three samples, within an interpreted mineralized solid, and located at less than sixty metres from the nearest informing samples.

Inferred Mineral Resources: Block informed by a minimum of three samples, within an interpreted mineralized solid, and located at an average distance greater than sixty metres from the nearest informing samples.

As is typical for polymetallic deposits, the confidence in the grade interpolation varies with each grade attribute. In this study, mineral resources have been classified based on the confidence in the gold and copper grades that represent the most complete and economically relevant portion of the dataset.

The range from the nearest informing samples used for classification of Indicated Mineral Resources (sixty metres) represents approximately two thirds of the maximum gold and copper variogram ranges. All other blocks within Zones 150 and 300 were assigned an inferred resource classification. Furthermore, all blocks located below the optimized pit and reported as an underground resource were assigned an Inferred Mineral Resource category.

52 February 15, 2008

15.11

Validation of the Block Model

The local block grade estimates were validated by comparing block grades to drill-hole grades on a section-by-section and elevation-by-elevation basis. The model was further validated by comparing grade estimates with other estimators such as inverse distance squared and nearest neighbour within each solid zone at a zero gold equivalent cut-off grade. The comparison suggests that ordinary kriging grade estimates correlate reasonably well with Inverse distance squared, nearest neighbour estimates and original average composite grades. (see Table 14).

Table . Comparison of Ordinary Kriging, Inverse Distance, Nearest Neighbour and Composite Grades Estimates at Zero Gold-Equivalent Cut-off Grade.

Grade Estimate	OK	ID2	NN	Composite
Silver (all Zones)	1.84	1.72	1.70	1.97
Gold (all Zones)	0.51	0.48	0.47	0.59
Copper (all Zones)	0.17	0.16	0.16	0.19

Swath plots were generated for each of the grade elements on the Section 6,871,250 North. The results presented in Figure 11 indicate that the block model interpolation appropriately reflects raw assay grades. The smoothing of block grades is a function of the larger block size relative to the smaller assay sample lengths. The ordinary kriging estimate is reasonably corroborated by the nearest neighbour and inverse distance grade estimates for each element.

Volumes were validated by comparing solid volumes to interpolated block volumes. The results indicate minor variation in volumes well within the margin of error (Table 15).

53 February 15, 2008

Figure . Swath Plots along Section 6,871,250 North.

54 February 15, 2008

Table . Comparison of Global Block Model Volume with Solid Volume.

Solids	Solid Volume (Cubic metres)	Block Volume (Cubic metres)	Difference (Percent)
100-300	119,566,920	119,824,000	0.00215

Table 16 below indicates the global tonnes and grade at various cut-offs. The reader is cautioned that the figures in this table are not NI43-101 compliant and do not reflect mineral resources. The table indicates that there is significant geological mineralization associated with the Whistler deposit.  The mineral resources are sensitive to the cut-off grade. The global block model tonnage and grade estimates at various gold-equivalent cut-off grades are here presented. A grade tonnage curve is presented in Figure 12.

Table . Global Block Model Quantity and Grade Estimates at Various Gold-Equivalent Cut-off Grades.

Gold-Eq Cut-off	Quantity (M Tonnes)	Grade
		Silver (gpt)	Gold (gpt)	Copper (percent)	Gold-Eq. (gpt)
0	325.9	1.84	0.51	0.17	0.68
0.3	305.4	1.89	0.53	0.18	0.71
0.6	156.1	2.35	0.79	0.21	0.96
0.9	74.7	2.88	1.06	0.25	1.23
1.2	29.5	3.40	1.34	0.30	1.51
1.5	11.9	3.85	1.62	0.34	1.79
1.8	4.3	4.51	1.84	0.43	2.10
2.1	1.8	5.24	2.05	0.47	2.34

55 February 15, 2008

Figure . Whistler Copper-Gold Deposit Global Grade Tonnage Curve.

15.12

Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) defines a mineral resource as:

“a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries.

In order to meet this requirement, SRK considers that portions of the Whistler gold and copper mineralization is amenable for open pit extraction, while the deeper parts of the deposit could be extracted using a bulk underground mining method.

In order to determine the quantities of material offering reasonable prospects for economic extraction by an open pit, SRK used the Whittle open pit optimization software to develop a series of conceptual nested pit shells using certain optimization parameters based on experience with other similar projects. The geological GEMS Surpac block model was imported into GEMS mining software. The conceptual pit optimization was conducted on all available resources (Indicated and Inferred) using the optimization parameters presented in Table 17.

56 February 15, 2008

Table . Assumption for Conceptual Pit Optimization for Open Pit Resource Reporting.

Parameter	Assumption used for Optimization
Pit slope angle	35 degrees
Average mining cost	US$1.50/t rock
Process cost	US$7.50 per tonne of rock processed (including process cost, grade control and additional ore haulage and G&A)
Process recovery
Gold	75 percent
Silver	75 percent
Copper	85 percent
Metal price
Gold	US$550 per ounce
Silver	US$8 per ounce
Copper	US$1.50 per pound
Mining dilution/losses	2.5 percent

Using the parameters indicated in Table 17, a total of 9 pit shells were generated to determine an optimal pit shell that was selected based on an optimized preliminary cash flow model.

The selected pit shell for reporting open pit resources has a final dimension of 1.4 kilometres in the northeast direction by 1.0 kilometre in the northwest direction. The height of the southwest pit wall slope is 650 metres, the north and west slopes are about 330 metres and the southeast pit wall is 230 metres. The corresponding strip ratio is 1.93.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction by an open pit. At this stage in the exploration of the Whistler deposit, there is insufficient information and data to determine appropriate optimization parameters for open mine design and production planning.

The portions of the Whistler deposit situated outside the selected pit shell used for reporting an open pit mineral resource are conceptually available for underground mining. Given the relatively early stage of this project, it is reasonable to assume that geotechnical and hydrology aspects would not materially impact bulk underground mining methods or estimated underground mineral resources. For reporting an underground resource, no consideration was given to mine recovery or dilution. At an average cut-off of 1.1gpt gold-equivalent, two aggregate bodies of sulphide mineralization are defined below the conceptual pit bottom and may be amenable to bulk underground mining. The tonnage and grades in both areas are included as an Inferred mineral resource and reported at a 1.1 gpt gold-equivalent cut-off that corresponds to approximately to 0.70 percent copper-equivalent. The 1.1gpt gold equivalent underground cut-off was derived from other similar projects.

The classified mineral resource statement for the Whistler copper-gold deposit is presented in Table 18.

57 February 15, 2008

Table . Mineral Resource Statement*, Whistler Copper-Gold Deposit, Alaska, SRK Consulting, December 31, 2007.

Resource Category	Quantity and Grades					Total Contained Metal
	Tonnage (Mtonne)	Gold (gpt)	Silver (gpt)	Copper (percent)	Gold Eq* (gpt)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq* (Moz)
Indicated (open-pit*)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit*)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground*)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

* reported at 0.3 gpt gold equivalent cut-off grade within a conceptual pit shell for open pit resources and at a 1.1 gpt gold-equivalent cut-off for the bulk underground resources. All figures rounded to reflect the relative accuracy of the mineral resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper.

58 February 15, 2008

The classified mineral resource statement for each of the sulphide zone modelled for the Whistler copper-gold deposit is presented in Table 19. The reader is cautioned that some totals and weighted averages differ slightly from the figures in Table 19 because of rounding errors. Where these occur SRK does not consider them material.

Table . Mineral Resource Statement by Sulphide Zone*, Whistler Copper-Gold Deposit, Alaska, SRK Consulting, December 31, 2007.

Resource Category	Quantity and Grades					Total Contained Metal
	Tonnage	Gold	Silver	Copper	Gold Eq*	Gold	Silver	Copper	Gold Eq*
	(Mtonne)	(gpt)	(gpt)	(percent)	(gpt)	(Moz)	(Moz)	(Mlb)	(Moz)
Indicated
Zone 100 o/p	25.4	0.92	2.52	0.24	1.40	0.75	2.06	134	1.14
Zone 150 o/p
Zone 200 o/p	1.7	0.59	0.93	0.18	0.94	0.03	0.05	7	0.05
Zone 250 o/p	2.5	0.54	2.86	0.28	1.10	0.04	0.23	15	0.09
Zone 300 o/p
Total Indicated	29.6	0.87	2.46	0.24	1.35	0.82	2.34	156	1.28

Inferred
Zone 100 o/p	35.4	0.94	2.68	0.23	1.40	1.07	3.05	180	1.59
Zone 150 o/p	0.7	0.50	1.97	0.28	1.05	0.01	0.04	4	0.02
Zone 200 o/p	9.1	0.58	1.28	0.18	0.93	0.17	0.38	36	0.27
Zone 250 o/p	4.7	0.48	2.24	0.27	1.03	0.07	0.34	28	0.16
Zone 300 o/p	72.6	0.43	1.86	0.17	0.78	1.00	4.34	272	1.82
Zone 100 u/g	4.8	1.21	3.74	0.25	1.73	0.19	0.58	27	0.27
Zone 150 u/g
Zone 200 u/g	0.1	1.12	1.82	0.16	1.45	0.00	0.00	0	0.00
Zone 250 u/g
Zone 300 u/g	5.6	1.12	3.41	0.24	1.62	0.20	0.62	30	0.29
Total Inferred O/P	122.6	0.59	2.07	0.19	0.98	2.32	8.15	520	3.86
Total Inferred U/G	10.5	1.16	3.55	0.24	1.67	0.39	1.20	57	0.56
Total Inferred	133.1	0.64	2.19	0.20	1.04	2.71	9.35	577	4.42

* reported at 0.3 gpt gold equivalent cut-off grade within a conceptual pit shell for open pit resources and at a 1.1 gpt gold-equivalent cut-off for the bulk underground resources. All figures rounded to reflect the relative accuracy of the mineral resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper.

The Whistler mineral resource model is illustrated in the following figures. Figure 13 presents a plan view of the Whistler deposit locating the vertical sections presented in Figure 14 and Figure 15.

59 February 15, 2008

Figure . Plan View of the Whistler Block Model with Position of the Vertical Sections Presented in Figure 14 and Figure 15.

60 February 15, 2008

518250E
518500E
518750E
519000E
519250E
1000El
750El
500El
250El
05-DD-WH-07
WH-13
04-DD-WH-02
WH-04
04-DD-WH-01
WH-02
WH-03
05-DD-WH-12
06-DD-WH-15
Legend
Inferred Resource Blocks
Indicated Resource Blocks
Whistler 300 Zone
Main 200 & 250 Zones
Main 100 & 150 Zones
SRK Consulting
Engineers and Scientists
Section 6871270 North
Geoinformatics Exploration Inc.
Scale: 1: 5000
Plan No.
Date: 31-Jan-08

sectfinal6871270

SURPAC - Surpac Minex Group

518250E
518500E
518750E
519000E
519250E
1000El
750El
500El
250El
WH-09
04-DD-WH-04
05-DD-WH-08
06-DD-WH-15
WH-15
05-DD-WH-11
04-DD-WH-03
Legend
Inferred Resource Blocks
Indicated Resource Blocks
Whistler 300 Zone
Main 200 & 250 Zones
Main 100 & 150 Zones

sectfin6871585

SRK Consulting
Engineers and Scientists

Section 6871585 North

Geoinformatics Exploration Inc.

Scale: 1: 5000	Plan No.	Date: 31-Jan-08

SURPAC - Surpac Minex Group

Figure . Vertical Sections 6871270N (top) and 6871585N (bottom) Looking North Across the Whistler Copper-Gold Deposit (See Figure 13 for Sections Location).

61 February 15, 2008

6870750N
6871000N
6871250N
6871500N
6871750N
6872000N
1000El
750El
500El
250El
04-DD-WH-01
WH-04
05-DD-WH-05
04-DD-WH-14
05-DD-WH-11
WH-16
WH_07_05
WH_07_04
WH_07_07
05-DD-WH-12
05-DD-WH-10
05-DD-WH-09
WH_07_06
04-DD-WH-02
05-DD-WH-13
Legend
Inferred Resource Blocks
Indicated Resource Blocks
Whistler 300 Zone
Main 200 & 250 Zones
Main 100 & 150 Zones
SRK Consulting
Engineers and Scientists
Section 518850 East
Geoinformatics Exploration Inc.
Scale: 1: 5000
Plan No.
Date: 31-Jan-08

sectfin518850east_01

SURPAC - Surpac Minex Group

6870750N
6871000N
6871250N
6871500N
6871750N
6872000N
1000El
750El
500El
250El
05-DD-WH-09
WH_07_06
04-DD-WH-03
05-DD-WH-08
WH_07_02
05-DD-WH-06-A
05-DD-WH-07
WH_07_03
Legend
Inferred Resource Blocks
Indicated Resource Blocks
Whistler 300 Zone
Main 200 & 250 Zones
Main 100 & 150 Zones
SRK Consulting
Engineers and Scientists
Section 518600 East
Geoinformatics Exploration Inc.
Scale: 1: 5000
Plan No.
Date: 31-Jan-08
sectfin518600east

SURPAC - Surpac Minex Group

Figure . Vertical Sections 518850E (top) and 518600E (bottom) Looking East Across the Whistler Copper-Gold Deposit (See Figure 13 for Sections Location).

62 February 15, 2008

16

Interpretation and Conclusion

SRK reviewed and audited the exploration data available for the Whistler copper-gold project. This review suggests that the exploration data accumulated by Cominco Alsaka, Kennecott and Geoinformatics is generally reliable for the purpose of resource estimation.

SRK was inspired by a geological interpretation provided by Geoinformatics personnel to construct geological and sulphide mineralization wireframes using various three dimensional modelling softwares. Five separate sulphide mineralization wireframes were interpreted and modelled using a gold equivalent cut-offs determined to visually distinguish, with confidence, barren rock from two intensities of sulphide mineralization.

Following geostatistical analysis and variography, SRK constructed an initial mineral resource block model for Whistler copper-gold deposit constraining grade interpolation to within the five sulphide mineralization domains. After validation and classification, SRK used preliminary pit optimization routines to assess the portions of the Whistler copper-gold deposit that shows reasonable prospects for economic extraction from an open pit. A pit shell was used to report an open pit resource at a 0.3 gpt gold cut-off, while the resource blocks external to the selected pit shell are reported as an underground resource at a cut-off of 1.1 gpt gold to reflect reasonable prospects for economic extraction by bulk underground methods.

Mineral resources for the Whistler copper-gold deposit have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. There is insufficient information at this early stage of study to assess the extent to which the mineral resources will be affected by environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant factors.

In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the global gold, copper and silver mineral resources found in the Whistler deposit. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

63 February 15, 2008

In reviewing the mineral resource model SRK draws the following conclusions:

The preliminary pit optimization work conducted to allow SRK to report an open pit resource clearly indicates that the ultimate pit depth is driven by the apparent closure of the higher grade main zones at depth due to lack of drilling. Clearly, the sulphide mineralization does not end with the end of the drilling data and therefore, deep drilling is required to test the depth extension of the higher grade Main Zones. With further deep drilling there is an opportunity to increase the amount of mineral resources potentially available for open pit mining.

Step out drilling is warranted along the periphery of the deposit to properly close the lateral extensions of both the lower grade Whistler and the higher grade Main Zone. This drilling may result in expanding the size of the Whistler deposit. Furthermore, the drilling would help in understanding the spatial relationship between the main stage porphyry that carries all gold and copper mineralization with the barren late stage porphyry.

Geostatistical analysis and variography suggest that Indicated mineral resource classification required drill spacing of approximately ninety metres. There is, therefore, an opportunity to upgrade parts of the Inferred mineral resources to an Indicated classification with additional infill drilling.

The copper-gold mineralization is accompanied with zinc and lead sulphide mineralization that was not modelled as part of this initial resource evaluation. The preliminary metallurgical test work completed by Kennecott suggests that copper and gold recoveries may be impacted by the presence of lead and zinc sulphides. It would be beneficial to attempt to model zinc and lead zones separately and analyze their distribution relative to the copper-gold zones. Moreover, the relationship between gold and copper is poorly constrained. Petrographic work could help in establishing their paragenesis and provide a better understanding the relative distribution of the two metals.

The Whistler copper-gold deposit represents a significant discovery. However, potential stand alone development may be challenging considering its location and its grade tonnage characteristics. Obviously, any additional discovery through regional exploration will have a positive impact on the development potential of the Whistler project. Already several promising exploration targets have been identified and prioritized (see Couture, 2007 for a discussion).

64 February 15, 2008

The characteristics of the Whistler copper-gold deposit are of sufficient merit to justify undertaking preliminary engineering and environmental studies aimed at completing the characterization of the context of the sulphide mineralization. In addition to providing a Preliminary Economic Assessment for the project, the conceptual study would be useful in determining certain specific economic thresholds for a viable mining operation in this part of Alaska.

In order to base the conceptual study on project specific data, Geoinformatics should consider undertaking the following studies:

·

Detailed topographic survey to derive accurate topography data (the area should include the deposit and other potential mine infrastructures such as processing and mine waste facilities);

·

Baseline environmental studies including water quality monitoring, wildlife habitats and other studies for which long-term and seasonal data are required at the permitting stage;

·

ABA testing and geochemical characterization of sulphide and barren rocks;

·

Bench scale metallurgical studies including petrography, grinding and milling testing and metallurgy;

·

Review of geotechnical data including recommendations for improving field geotechnical data collection and consideration for specific geotechnical drilling.

These studies are essential to the full characterization of the context the Whistler project, to support a meaningful conceptual mine design and to provide robust key assumptions for the base case of an economic model considered for a Preliminary Economic Assessment.

65 February 15, 2008

17

Recommendations

Based on our review, SRK recommends a two pronged exploration program for the Whistler project. The program components should be implemented concurrently. The first component of the program includes additional drilling at Whistler and certain other environmental, engineering and metallurgy studies that will complete the characterization of the context of the Whistler sulphide mineralization and lead into the preparation of a Preliminary Economic Assessment for this copper-gold deposit.

Additional drilling is recommended to test the depth extension of the Main zone beyond the current open pit resource, to complete the delineation of the sulphide zones to the north and south beyond the current drilling footprint and to infill drilling to possibly convert parts of the Inferred resource to an Indicated category. SRK contends that approximately 6,000 metres of drilling is sufficient to achieve these objectives.

The second component of the recommended work program aims at accelerating the exploration efforts on the rest of the Whistler property. The initial focus should be on a follow-up on the results of the reconnaissance program completed in 2007 and on the drilling results obtained by Kennecott between 2004 and 2006. There are four targets of sufficient merit to be investigated by drilling: Round Mountain, Canyon Mouth, Rain Tree and Rain Maker. The exploration program proposed in the September technical report (Couture 2007) is expanded to increase the amount of drilling from 5,000 to 7,000 metres to allow testing more targets.

The total costs for the recommended work program are estimated at approximately US$8.2 million and include ten percent contingency and five percent administration charges (Table 20). General camp, support (logistics, travel and corporate support) and land costs are presented separately in the proposed exploration budget.

The proposed exploration program would allow Geoinformatics to meet its minimum exploration investments obligations as specified in the agreement with Kennecott.

66 February 15, 2008

Table . Estimated Cost for the Exploration Program Proposed for the Whistler Project.

Work Program	Amount	units	Unit cost US$	sub-total US$
Component 1 - Whistler
Planning and supervision				$25,000
Technical Personnel	6,000	m	$25	$150,000
Core drilling (all inclusive)	6,000	m	$250	$1,500,000
Assaying (precious metals and ICP scans)	5,000	samples	$35	$175,000
Geotech and other engineering studies				$75,000
Metallurgical testing				$50,000
Preliminary baseline studies				$50,000
Update to mineral resource model				$50,000
Preliminary Economic Assessment				$200,000
Sub-total Whistler Deposit				$2,275,000
Component 2 - Regional Exploration
Planning and supervision				$25,000
Technical Personnel	7,000	m	$25	$175,000
Ground geophysical surveying	20	km	$5,000	$100,000
Core drilling (all inclusive)	7,000	m	$250	$1,750,000
Assaying (precious metals and ICP scans)	6,500	samples	$35	$227,500
Sub-total Whistler Regional				$2,277,500
Camp costs
Camp Labour	151	man day	$1,200	$181,200
Camp costs (lodging, food, ect.)	2,880	man day	$100	$288,000
Communication				$12,000
Travel costs (fixed wing aircraft)	85		$800	$68,000
Travel costs (helicopter)	1,008	hour	$905	$912,240
Fuel	144		$6,300	$907,200
Runway expansion				$100,000
Sub-total Camp				$2,368,640
Geoinformatics Support Costs
Database support and management (field season)				$50,000
Data interpretation (post field season)				$50,000
Data acquisition				$60,000
Land fees and advanced royalty payments				$75,000
Sub-total Support				$235,000
Sub-total				$7,156,140
Contingency	10%			$715,614
Administration, travel, supervision	5%			$357,807
Total				$8,229,561

67 February 15, 2008

18

References

Beikman, H., 1980, Compiler. Geology of Alaska. Digitla geology data obtained from the Alaska Geospatial Data Clearinghouse and modified using MapInfo Professional (http://agdc.usgs.gov/data/usgs/geology/).

Couture, JF. 2007. Independent Technical Report on the Whistler Copper-Gold Exploratio Project. SRK Consulting (Canada) Inc. 92 pages. Available at www.sedar.com.

Franklin, R. 2007. Whistler Project Synopsis. Kennecott Exploration Company, unpublished internal report. 52 pages.

Franklin, R., Young, L., and Boyer, L. 2006. Whistler Project – 2005 Exploration Summary Report. Kennecott Exploration Company, unpublished internal report. 180 pages.

Franklin, R. 2005. Whistler Project – 2004 Exploration Summary Report. Kennecott Exploration Company, unpublished internal report. 29 pages.

Geoinformatics News Release dated February 12, 2005 and announcing revisions to an Exploration Alliance with Kennecott.

Geoinformatics News Release dated June 7, 2007 and announcing the signature of an agreement with Kennecott concerning the acquisition of the Whistler project in Alaska.

Nadasdy, G.S., 2005. Results of Preliminary Metallurgical Test Work Conducted on Three Ore Samples From the Copper and Gold Bearing Whistler Project. Dawson Metallurgical Laboratories Inc. report to Rio Tinto Technical Services, dated March 24, 2005. 76 pages.

Young, L. 2006. Geological Framework of the Whistler Region, Alaska, 2003-2005. Kennecott Exploration Company, unpublished internal report. 181 pages.

Young, L. 2005. Geological Setting of the Whistler Porphyry Copper Prospect, Alaska. Kennecott Exploration Company, unpublished internal report. 88 pages.

Wilson, P. 2007. 2007 Whistler Drilling QA/QC Results. Geoinformatics Exploration Inc. unpublished internal report, 19 pages.

68 February 15, 2008

APPENDIX A

Mineral Titles for the Whistler Project

 February 15, 2008

Claim Name	Group Name	Claim Number	Date Pegged	ADL#	Area (Acre)	Owner
IM1	IM	1	25 Jul. 2004	645698	160	Kennecott Exploration Co.
IM2	IM	2	25 Jul. 2004	645699	160	Kennecott Exploration Co.
IM3	IM	3	25 Jul. 2004	645700	160	Kennecott Exploration Co.
IM4	IM	4	25 Jul. 2004	645701	160	Kennecott Exploration Co.
IM5	IM	5	25 Jul. 2004	645702	160	Kennecott Exploration Co.
IM6	IM	6	18 Sep. 2004	646059	160	Kennecott Exploration Co.
IM7	IM	7	18 Sep. 2004	646060	160	Kennecott Exploration Co.
IM8	IM	8	18 Sep. 2004	646061	160	Kennecott Exploration Co.
IM9	IM	9	18 Sep. 2004	646062	160	Kennecott Exploration Co.
IM10	IM	10	25 Jul. 2004	645703	160	Kennecott Exploration Co.
IM11	IM	11	25 Jul. 2004	645704	160	Kennecott Exploration Co.
IM12	IM	12	25 Jul. 2004	645705	160	Kennecott Exploration Co.
IM13	IM	13	25 Jul. 2004	645706	160	Kennecott Exploration Co.
IM14	IM	14	25 Jul. 2004	645707	160	Kennecott Exploration Co.
IM15	IM	15	25 Jul. 2004	645708	160	Kennecott Exploration Co.
IM16	IM	16	18 Sep. 2004	646063	160	Kennecott Exploration Co.
IM17	IM	17	18 Sep. 2004	646064	160	Kennecott Exploration Co.
IM18	IM	18	18 Sep. 2004	646065	160	Kennecott Exploration Co.
IM19	IM	19	25 Jul. 2004	645709	160	Kennecott Exploration Co.
IM20	IM	20	25 Jul. 2004	645710	160	Kennecott Exploration Co.
IM21	IM	21	25 Jul. 2004	645711	160	Kennecott Exploration Co.
IM22	IM	22	25 Jul. 2004	645712	160	Kennecott Exploration Co.
IM23	IM	23	25 Jul. 2004	645713	160	Kennecott Exploration Co.
IM24	IM	24	25 Jul. 2004	645714	160	Kennecott Exploration Co.
IM25	IM	25	18 Sep. 2004	646066	160	Kennecott Exploration Co.
IM26	IM	26	18 Sep. 2004	646067	160	Kennecott Exploration Co.
IM27	IM	27	18 Sep. 2004	646068	160	Kennecott Exploration Co.
IM28	IM	28	25 Jul. 2004	645715	160	Kennecott Exploration Co.
IM29	IM	29	25 Jul. 2004	645716	160	Kennecott Exploration Co.
IM30	IM	30	25 Jul. 2004	645717	160	Kennecott Exploration Co.
IM31	IM	31	25 Jul. 2004	645718	160	Kennecott Exploration Co.
IM32	IM	32	25 Jul. 2004	645719	160	Kennecott Exploration Co.
IM33	IM	33	25 Jul. 2004	645720	160	Kennecott Exploration Co.
IM34	IM	34	25 Jul. 2004	645721	160	Kennecott Exploration Co.
IM35	IM	35	25 Jul. 2004	645722	160	Kennecott Exploration Co.
IM36	IM	36	18 Sep. 2004	646069	160	Kennecott Exploration Co.
IM37	IM	37	25 Jul. 2004	645723	160	Kennecott Exploration Co.
IM38	IM	38	25 Jul. 2004	645724	160	Kennecott Exploration Co.
IM39	IM	39	25 Jul. 2004	645725	160	Kennecott Exploration Co.
IM40	IM	40	25 Jul. 2004	645726	160	Kennecott Exploration Co.
IM41	IM	41	25 Jul. 2004	645727	160	Kennecott Exploration Co.
IM42	IM	42	25 Jul. 2004	645728	160	Kennecott Exploration Co.
IM43	IM	43	18 Sep. 2004	646070	160	Kennecott Exploration Co.
IM44	IM	44	25 Jul. 2004	645729	160	Kennecott Exploration Co.
IM45	IM	45	25 Jul. 2004	645730	160	Kennecott Exploration Co.
IM46	IM	46	25 Jul. 2004	645731	160	Kennecott Exploration Co.
IM47	IM	47	25 Jul. 2004	645732	160	Kennecott Exploration Co.
IM48	IM	48	25 Jul. 2004	645733	160	Kennecott Exploration Co.
IM49	IM	49	25 Jul. 2004	645734	160	Kennecott Exploration Co.
IM50	IM	50	18 Sep. 2004	646071	160	Kennecott Exploration Co.
IM51	IM	51	25 Jul. 2004	645735	160	Kennecott Exploration Co.
IM52	IM	52	25 Jul. 2004	645736	160	Kennecott Exploration Co.
IM53	IM	53	25 Jul. 2004	645737	160	Kennecott Exploration Co.
IM54	IM	54	25 Jul. 2004	645738	160	Kennecott Exploration Co.
IM55	IM	55	18 Sep. 2004	646072	160	Kennecott Exploration Co.
IM56	IM	56	25 Jul. 2004	645739	160	Kennecott Exploration Co.
IM57	IM	57	25 Jul. 2004	645740	160	Kennecott Exploration Co.
IM58	IM	58	25 Jul. 2004	645741	160	Kennecott Exploration Co.
IM59	IM	59	25 Jul. 2004	645742	160	Kennecott Exploration Co.
IM60	IM	60	18 Sep. 2004	646073	160	Kennecott Exploration Co.
IM61	IM	61	18 Sep. 2004	646074	160	Kennecott Exploration Co.

 February 15, 2008

IM62	IM	62	18 Sep. 2004	646075	160	Kennecott Exploration Co.
IM63	IM	63	18 Sep. 2004	646076	160	Kennecott Exploration Co.
IM64	IM	64	18 Sep. 2004	646077	160	Kennecott Exploration Co.
IM65	IM	65	18 Sep. 2004	646078	160	Kennecott Exploration Co.
IM66	IM	66	18 Sep. 2004	646079	160	Kennecott Exploration Co.
IM67	IM	67	18 Sep. 2004	646080	160	Kennecott Exploration Co.
IM68	IM	68	18 Sep. 2004	646081	160	Kennecott Exploration Co.
IM69	IM	69	18 Sep. 2004	646082	160	Kennecott Exploration Co.
IM70	IM	70	18 Sep. 2004	646083	160	Kennecott Exploration Co.
IM71	IM	71	9 Dec. 2004	646764	160	Kennecott Exploration Co.
IM72	IM	72	9 Dec. 2004	646765	160	Kennecott Exploration Co.
IM73	IM	73	9 Dec. 2004	646766	160	Kennecott Exploration Co.
IM74	IM	74	9 Dec. 2004	646767	160	Kennecott Exploration Co.
IM75	IM	75	9 Dec. 2004	646768	160	Kennecott Exploration Co.
IM76	IM	76	9 Dec. 2004	646769	160	Kennecott Exploration Co.
IM77	IM	77	9 Dec. 2004	646770	160	Kennecott Exploration Co.
IM78	IM	78	9 Dec. 2004	646771	160	Kennecott Exploration Co.
IM79	IM	79	9 Dec. 2004	646772	160	Kennecott Exploration Co.
IM80	IM	80	9 Dec. 2004	646773	160	Kennecott Exploration Co.
IM81	IM	81	9 Dec. 2004	646774	160	Kennecott Exploration Co.
IM82	IM	82	9 Dec. 2004	646775	160	Kennecott Exploration Co.
IM83	IM	83	9 Dec. 2004	646776	160	Kennecott Exploration Co.
IM84	IM	84	9 Dec. 2004	646777	160	Kennecott Exploration Co.
IM85	IM	85	9 Dec. 2004	646778	160	Kennecott Exploration Co.
IM86	IM	86	9 Dec. 2004	646779	160	Kennecott Exploration Co.
IM87	IM	87	9 Dec. 2004	646780	160	Kennecott Exploration Co.
IM88	IM	88	9 Dec. 2004	646781	160	Kennecott Exploration Co.
IM89	IM	89	9 Dec. 2004	646782	160	Kennecott Exploration Co.
IM90	IM	90	9 Dec. 2004	646783	160	Kennecott Exploration Co.
IM91	IM	91	9 Dec. 2004	646784	160	Kennecott Exploration Co.
IM92	IM	92	9 Dec. 2004	646785	160	Kennecott Exploration Co.
IM93	IM	93	9 Dec. 2004	646786	160	Kennecott Exploration Co.
IM94	IM	94	9 Dec. 2004	646787	160	Kennecott Exploration Co.
IM95	IM	95	9 Dec. 2004	646788	160	Kennecott Exploration Co.
IM96	IM	96	9 Dec. 2004	646789	160	Kennecott Exploration Co.
IM97	IM	97	9 Dec. 2004	646790	160	Kennecott Exploration Co.
IM98	IM	98	9 Dec. 2004	646791	160	Kennecott Exploration Co.
IM99	IM	99	9 Dec. 2004	646792	160	Kennecott Exploration Co.
IM100	IM	100	9 Dec. 2004	646973	160	Kennecott Exploration Co.
IM101	IM	101	9 Dec. 2004	646794	160	Kennecott Exploration Co.
IM102	IM	102	9 Dec. 2004	646795	160	Kennecott Exploration Co.
IM103	IM	103	9 Dec. 2004	646796	160	Kennecott Exploration Co.
IM104	IM	104	9 Dec. 2004	646797	160	Kennecott Exploration Co.
IM105	IM	105	9 Dec. 2004	646798	160	Kennecott Exploration Co.
IM106	IM	106	9 Dec. 2004	646799	160	Kennecott Exploration Co.
IM107	IM	107	9 Dec. 2004	646800	160	Kennecott Exploration Co.
IM108	IM	108	9 Dec. 2004	646801	160	Kennecott Exploration Co.
IM109	IM	109	9 Dec. 2004	646802	160	Kennecott Exploration Co.
IM110	IM	110	9 Dec. 2004	646803	160	Kennecott Exploration Co.
IM111	IM	111	9 Dec. 2004	646804	160	Kennecott Exploration Co.
IM112	IM	112	9 Dec. 2004	646805	160	Kennecott Exploration Co.
IM113	IM	113	9 Dec. 2004	646806	160	Kennecott Exploration Co.
IM114	IM	114	9 Dec. 2004	646807	160	Kennecott Exploration Co.
IM115	IM	115	9 Dec. 2004	646808	160	Kennecott Exploration Co.
IM116	IM	116	9 Dec. 2004	646809	160	Kennecott Exploration Co.
IM117	IM	117	9 Dec. 2004	646810	160	Kennecott Exploration Co.
IM118	IM	118	9 Dec. 2004	646811	160	Kennecott Exploration Co.
IM119	IM	119	9 Dec. 2004	646812	160	Kennecott Exploration Co.
IM120	IM	120	9 Dec. 2004	646813	160	Kennecott Exploration Co.
IM121	IM	121	9 Dec. 2004	646814	160	Kennecott Exploration Co.
IM122	IM	122	9 Dec. 2004	646815	160	Kennecott Exploration Co.
IM123	IM	123	9 Dec. 2004	646816	160	Kennecott Exploration Co.
IM124	IM	124	9 Dec. 2004	646817	160	Kennecott Exploration Co.

 February 15, 2008

IM125	IM	125	9 Dec. 2004	646818	160	Kennecott Exploration Co.
IM126	IM	126	9 Dec. 2004	646819	160	Kennecott Exploration Co.
IM127	IM	127	9 Dec. 2004	646820	160	Kennecott Exploration Co.
IM128	IM	128	9 Dec. 2004	646821	160	Kennecott Exploration Co.
PORT 2556	PORT	2556		633464	40	Kent Turner
PORT 2555	PORT	2555		633463	40	Kent Turner
PORT 2655	PORT	2655		633468	40	Kent Turner
PORT 2656	PORT	2656		633489	40	Kent Turner
PORT 2657	PORT	2657		633470	40	Kent Turner
PORT 2557	PORT	2557		633465	40	Kent Turner
PORT 2558	PORT	2558		633466	40	Kent Turner
PORT 2559	PORT	2559		633467	40	Kent Turner
PORT 2455	PORT	2455		633458	40	Kent Turner
PORT 2456	PORT	2456		633459	40	Kent Turner
PORT 2454	PORT	2454		633457	40	Kent Turner
PORT 2355	PORT	2355		633456	40	Kent Turner
PORT 2354	PORT	2354		633455	40	Kent Turner
PORT 2351	PORT	2351		633452	40	Kent Turner
PORT 2251	PORT	2251		633449	40	Kent Turner
PORT 2151	PORT	2151		633446	40	Kent Turner
PORT 2352	PORT	2352		633453	40	Kent Turner
PORT 2252	PORT	2252		633450	40	Kent Turner
PORT 2152	PORT	2152		633447	40	Kent Turner
PORT 2353	PORT	2353		633454	40	Kent Turner
PORT 2253	PORT	2253		633451	40	Kent Turner
PORT 2153	PORT	2153		633448	40	Kent Turner
PORT 2457	PORT	2457		633460	40	Kent Turner
PORT 2558	PORT	2458		633461	40	Kent Turner
PORT 2459	PORT	2459		633462	40	Kent Turner
WHISPER1	WHISPER	1	4 Jul. 2003	641197	160	Kennecott Exploration Co.
WHISPER2	WHISPER	2	4 Jul. 2003	641198	160	Kennecott Exploration Co.
WHISPER3	WHISPER	3	4 Jul. 2003	641199	160	Kennecott Exploration Co.
WHISPER4	WHISPER	4	4 Jul. 2003	641200	160	Kennecott Exploration Co.
WHISPER9	WHISPER	9	4 Jul. 2003	641201	160	Kennecott Exploration Co.
WHISPER10	WHISPER	10	4 Jul. 2003	641202	160	Kennecott Exploration Co.
WHISPER11	WHISPER	11	4 Jul. 2003	641203	160	Kennecott Exploration Co.
WHISPER12	WHISPER	12	4 Jul. 2003	641204	160	Kennecott Exploration Co.
WHISPER13	WHISPER	13	4 Jul. 2003	641205	160	Kennecott Exploration Co.
WHISPER17	WHISPER	17	4 Jul. 2003	641206	160	Kennecott Exploration Co.
WHISPER18	WHISPER	18	4 Jul. 2003	641207	160	Kennecott Exploration Co.
WHISPER19	WHISPER	19	4 Jul. 2003	641208	160	Kennecott Exploration Co.
WHISPER20	WHISPER	20	4 Jul. 2003	641209	160	Kennecott Exploration Co.
WHISPER21	WHISPER	21	4 Jul. 2003	641210	160	Kennecott Exploration Co.
WHISPER22	WHISPER	22	4 Jul. 2003	641211	160	Kennecott Exploration Co.
WHISPER27	WHISPER	27	4 Jul. 2003	641212	160	Kennecott Exploration Co.
WHISPER28	WHISPER	28	4 Jul. 2003	641213	160	Kennecott Exploration Co.
WHISPER29	WHISPER	29	4 Jul. 2003	641214	160	Kennecott Exploration Co.
WHISPER30	WHISPER	30	4 Jul. 2003	641215	160	Kennecott Exploration Co.
WHISPER31	WHISPER	31	4 Jul. 2003	641216	160	Kennecott Exploration Co.
WHISPER32	WHISPER	32	4 Jul. 2003	641217	160	Kennecott Exploration Co.
WHISPER37	WHISPER	37	4 Jul. 2003	641218	160	Kennecott Exploration Co.
WHISPER38	WHISPER	38	4 Jul. 2003	641219	160	Kennecott Exploration Co.
WHISPER39	WHISPER	39	4 Jul. 2003	641220	160	Kennecott Exploration Co.
WHISPER40	WHISPER	40	4 Jul. 2003	641221	160	Kennecott Exploration Co.
WHISPER41	WHISPER	41	4 Jul. 2003	641222	160	Kennecott Exploration Co.
WHISPER42	WHISPER	42	4 Jul. 2003	641223	160	Kennecott Exploration Co.
WHISPER43	WHISPER	43	4 Jul. 2003	641224	160	Kennecott Exploration Co.
WHISPER44	WHISPER	44	4 Jul. 2003	641225	160	Kennecott Exploration Co.
WHISPER47	WHISPER	47	4 Jul. 2003	641226	160	Kennecott Exploration Co.
WHISPER48	WHISPER	48	4 Jul. 2003	641227	160	Kennecott Exploration Co.
WHISPER49	WHISPER	49	4 Jul. 2003	641228	160	Kennecott Exploration Co.
WHISPER50	WHISPER	50	4 Jul. 2003	641229	160	Kennecott Exploration Co.
WHISPER51	WHISPER	51	4 Jul. 2003	641230	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER52	WHISPER	52	4 Jul. 2003	641231	160	Kennecott Exploration Co.
WHISPER53	WHISPER	53	4 Jul. 2003	641232	160	Kennecott Exploration Co.
WHISPER54	WHISPER	54	4 Jul. 2003	641233	160	Kennecott Exploration Co.
WHISPER55	WHISPER	55	4 Jul. 2003	641234	160	Kennecott Exploration Co.
WHISPER57	WHISPER	57	4 Jul. 2003	641235	160	Kennecott Exploration Co.
WHISPER58	WHISPER	58	4 Jul. 2003	641236	160	Kennecott Exploration Co.
WHISPER59	WHISPER	59	4 Jul. 2003	641237	160	Kennecott Exploration Co.
WHISPER60	WHISPER	60	4 Jul. 2003	641238	160	Kennecott Exploration Co.
WHISPER61	WHISPER	61	4 Jul. 2003	641239	160	Kennecott Exploration Co.
WHISPER62	WHISPER	62	4 Jul. 2003	641240	160	Kennecott Exploration Co.
WHISPER63	WHISPER	63	4 Jul. 2003	641241	160	Kennecott Exploration Co.
WHISPER64	WHISPER	64	4 Jul. 2003	641242	160	Kennecott Exploration Co.
WHISPER65	WHISPER	65	4 Jul. 2003	641243	160	Kennecott Exploration Co.
WHISPER66	WHISPER	66	4 Jul. 2003	641244	160	Kennecott Exploration Co.
WHISPER67	WHISPER	67	4 Jul. 2003	641245	160	Kennecott Exploration Co.
WHISPER68	WHISPER	68	4 Jul. 2003	641246	160	Kennecott Exploration Co.
WHISPER69	WHISPER	69	4 Jul. 2003	641247	160	Kennecott Exploration Co.
WHISPER70	WHISPER	70	4 Jul. 2003	641248	160	Kennecott Exploration Co.
WHISPER71	WHISPER	71	4 Jul. 2003	641249	160	Kennecott Exploration Co.
WHISPER72	WHISPER	72	4 Jul. 2003	641250	160	Kennecott Exploration Co.
WHISPER73	WHISPER	73	4 Jul. 2003	641251	160	Kennecott Exploration Co.
WHISPER74	WHISPER	74	4 Jul. 2003	641252	160	Kennecott Exploration Co.
WHISPER75	WHISPER	75	4 Jul. 2003	641253	160	Kennecott Exploration Co.
WHISPER76	WHISPER	76	4 Jul. 2003	641254	160	Kennecott Exploration Co.
WHISPER77	WHISPER	77	4 Jul. 2003	641255	160	Kennecott Exploration Co.
WHISPER78	WHISPER	78	4 Jul. 2003	641256	160	Kennecott Exploration Co.
WHISPER79	WHISPER	79	4 Jul. 2003	641257	160	Kennecott Exploration Co.
WHISPER80	WHISPER	80	4 Jul. 2003	641258	160	Kennecott Exploration Co.
WHISPER81	WHISPER	81	4 Jul. 2003	641259	160	Kennecott Exploration Co.
WHISPER82	WHISPER	82	4 Jul. 2003	641260	160	Kennecott Exploration Co.
WHISPER83	WHISPER	83	4 Jul. 2003	641261	160	Kennecott Exploration Co.
WHISPER84	WHISPER	84	4 Jul. 2003	641262	160	Kennecott Exploration Co.
WHISPER85	WHISPER	85	4 Jul. 2003	641263	160	Kennecott Exploration Co.
WHISPER86	WHISPER	86	4 Jul. 2003	641264	160	Kennecott Exploration Co.
WHISPER87	WHISPER	87	4 Jul. 2003	641265	160	Kennecott Exploration Co.
WHISPER88	WHISPER	88	4 Jul. 2003	641266	160	Kennecott Exploration Co.
WHISPER89	WHISPER	89	4 Jul. 2003	641267	160	Kennecott Exploration Co.
WHISPER90	WHISPER	90	4 Jul. 2003	641268	160	Kennecott Exploration Co.
WHISPER91	WHISPER	91	4 Jul. 2003	641269	160	Kennecott Exploration Co.
WHISPER92	WHISPER	92	4 Jul. 2003	641270	160	Kennecott Exploration Co.
WHISPER93	WHISPER	93	4 Jul. 2003	641271	160	Kennecott Exploration Co.
WHISPER94	WHISPER	94	4 Jul. 2003	641272	160	Kennecott Exploration Co.
WHISPER95	WHISPER	95	4 Jul. 2003	641273	160	Kennecott Exploration Co.
WHISPER96	WHISPER	96	4 Jul. 2003	641274	160	Kennecott Exploration Co.
WHISPER97	WHISPER	97	4 Jul. 2003	641276	160	Kennecott Exploration Co.
WHISPER98	WHISPER	98	4 Jul. 2003	641277	160	Kennecott Exploration Co.
WHISPER99	WHISPER	99	4 Jul. 2003	641278	160	Kennecott Exploration Co.
WHISPER100	WHISPER	100	4 Jul. 2003	641279	160	Kennecott Exploration Co.
WHISPER101	WHISPER	101	4 Jul. 2003	641280	160	Kennecott Exploration Co.
WHISPER102	WHISPER	102	4 Jul. 2003	641281	160	Kennecott Exploration Co.
WHISPER103	WHISPER	103	4 Jul. 2003	641282	160	Kennecott Exploration Co.
WHISPER104	WHISPER	104	4 Jul. 2003	641283	160	Kennecott Exploration Co.
WHISPER105	WHISPER	105	4 Jul. 2003	641182	40	Kennecott Exploration Co.
WHISPER106	WHISPER	106	4 Jul. 2003	641183	40	Kennecott Exploration Co.
WHISPER107	WHISPER	107	4 Jul. 2003	641184	40	Kennecott Exploration Co.
WHISPER108	WHISPER	108	4 Jul. 2003	641185	40	Kennecott Exploration Co.
WHISPER109	WHISPER	109	4 Jul. 2003	641186	40	Kennecott Exploration Co.
WHISPER110	WHISPER	110	4 Jul. 2003	641284	160	Kennecott Exploration Co.
WHISPER111	WHISPER	111	4 Jul. 2003	641285	160	Kennecott Exploration Co.
WHISPER112	WHISPER	112	4 Jul. 2003	641286	160	Kennecott Exploration Co.
WHISPER113	WHISPER	113	4 Jul. 2003	641287	160	Kennecott Exploration Co.
WHISPER114	WHISPER	114	4 Jul. 2003	641288	160	Kennecott Exploration Co.
WHISPER115	WHISPER	115	4 Jul. 2003	641289	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER116	WHISPER	116	4 Jul. 2003	641290	160	Kennecott Exploration Co.
WHISPER117	WHISPER	117	4 Jul. 2003	641291	160	Kennecott Exploration Co.
WHISPER118	WHISPER	118	4 Jul. 2003	641292	160	Kennecott Exploration Co.
WHISPER119	WHISPER	119	4 Jul. 2003	641293	160	Kennecott Exploration Co.
WHISPER120	WHISPER	120	4 Jul. 2003	641187	40	Kennecott Exploration Co.
WHISPER121	WHISPER	121	4 Jul. 2003	641294	160	Kennecott Exploration Co.
WHISPER122	WHISPER	122	4 Jul. 2003	641295	160	Kennecott Exploration Co.
WHISPER123	WHISPER	123	4 Jul. 2003	641296	160	Kennecott Exploration Co.
WHISPER124	WHISPER	124	4 Jul. 2003	641297	160	Kennecott Exploration Co.
WHISPER125	WHISPER	125	4 Jul. 2003	641298	160	Kennecott Exploration Co.
WHISPER126	WHISPER	126	4 Jul. 2003	641299	160	Kennecott Exploration Co.
WHISPER127	WHISPER	127	4 Jul. 2003	641188	40	Kennecott Exploration Co.
WHISPER128	WHISPER	128	4 Jul. 2003	641189	40	Kennecott Exploration Co.
WHISPER129	WHISPER	129	4 Jul. 2003	641190	40	Kennecott Exploration Co.
WHISPER130	WHISPER	130	4 Jul. 2003	641191	40	Kennecott Exploration Co.
WHISPER131	WHISPER	131	4 Jul. 2003	641300	160	Kennecott Exploration Co.
WHISPER132	WHISPER	132	4 Jul. 2003	641301	160	Kennecott Exploration Co.
WHISPER133	WHISPER	133	4 Jul. 2003	641302	160	Kennecott Exploration Co.
WHISPER134	WHISPER	134	4 Jul. 2003	641303	160	Kennecott Exploration Co.
WHISPER135	WHISPER	135	4 Jul. 2003	641304	160	Kennecott Exploration Co.
WHISPER138	WHISPER	138	4 Jul. 2003	641305	160	Kennecott Exploration Co.
WHISPER139	WHISPER	139	4 Jul. 2003	641192	40	Kennecott Exploration Co.
WHISPER140	WHISPER	140	4 Jul. 2003	641193	40	Kennecott Exploration Co.
WHISPER141	WHISPER	141	4 Jul. 2003	641194	40	Kennecott Exploration Co.
WHISPER142	WHISPER	142	4 Jul. 2003	641195	40	Kennecott Exploration Co.
WHISPER143	WHISPER	143	4 Jul. 2003	641196	40	Kennecott Exploration Co.
WHISPER144	WHISPER	144	4 Jul. 2003	641306	160	Kennecott Exploration Co.
WHISPER145	WHISPER	145	4 Jul. 2003	641307	160	Kennecott Exploration Co.
WHISPER146	WHISPER	146	4 Jul. 2003	641308	160	Kennecott Exploration Co.
WHISPER147	WHISPER	147	4 Jul. 2003	641308	160	Kennecott Exploration Co.
WHISPER148	WHISPER	148	4 Jul. 2003	641310	160	Kennecott Exploration Co.
WHISPER149	WHISPER	149	4 Jul. 2003	641311	160	Kennecott Exploration Co.
WHISPER150	WHISPER	150	10 Jul. 2003	641312	160	Kennecott Exploration Co.
WHISPER151	WHISPER	151	10 Jul. 2003	641313	160	Kennecott Exploration Co.
WHISPER152	WHISPER	152	10 Jul. 2003	641314	160	Kennecott Exploration Co.
WHISPER153	WHISPER	153	10 Jul. 2003	641315	160	Kennecott Exploration Co.
WHISPER154	WHISPER	154	10 Jul. 2003	641316	160	Kennecott Exploration Co.
WHISPER155	WHISPER	155	10 Jul. 2003	641317	160	Kennecott Exploration Co.
WHISPER156	WHISPER	156	10 Jul. 2003	641318	160	Kennecott Exploration Co.
WHISPER157	WHISPER	157	10 Jul. 2003	641320	160	Kennecott Exploration Co.
WHISPER158	WHISPER	158	10 Jul. 2003	641321	160	Kennecott Exploration Co.
WHISPER159	WHISPER	159	10 Jul. 2003	641322	160	Kennecott Exploration Co.
WHISPER160	WHISPER	160	10 Jul. 2003	641323	160	Kennecott Exploration Co.
WHISPER161	WHISPER	161	10 Jul. 2003	641324	160	Kennecott Exploration Co.
WHISPER162	WHISPER	162	10 Jul. 2003	641325	160	Kennecott Exploration Co.
WHISPER163	WHISPER	163	10 Jul. 2003	641326	160	Kennecott Exploration Co.
WHISPER164	WHISPER	164	10 Jul. 2003	641327	160	Kennecott Exploration Co.
WHISPER165	WHISPER	165	10 Jul. 2003	641328	160	Kennecott Exploration Co.
WHISPER166	WHISPER	166	10 Jul. 2003	641329	160	Kennecott Exploration Co.
WHISPER167	WHISPER	167	10 Jul. 2003	641330	160	Kennecott Exploration Co.
WHISPER168	WHISPER	168	10 Jul. 2003	641331	160	Kennecott Exploration Co.
WHISPER169	WHISPER	169	10 Jul. 2003	641332	160	Kennecott Exploration Co.
WHISPER170	WHISPER	170	10 Jul. 2003	641333	160	Kennecott Exploration Co.
WHISPER171	WHISPER	171	10 Jul. 2003	641334	160	Kennecott Exploration Co.
WHISPER172	WHISPER	172	10 Jul. 2003	641335	160	Kennecott Exploration Co.
WHISPER173	WHISPER	173	10 Jul. 2003	641336	160	Kennecott Exploration Co.
WHISPER174	WHISPER	174	4 Jul. 2003	641337	160	Kennecott Exploration Co.
WHISPER175	WHISPER	175	4 Jul. 2003	641338	160	Kennecott Exploration Co.
WHISPER176	WHISPER	176	4 Jul. 2003	641339	160	Kennecott Exploration Co.
WHISPER177	WHISPER	177	4 Jul. 2003	641340	160	Kennecott Exploration Co.
WHISPER178	WHISPER	178	4 Jul. 2003	641341	160	Kennecott Exploration Co.
WHISPER179	WHISPER	179	4 Jul. 2003	641342	160	Kennecott Exploration Co.
WHISPER180	WHISPER	180	4 Jul. 2003	641343	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER181	WHISPER	181	4 Jul. 2003	641275	160	Kennecott Exploration Co.
WHISPER182	WHISPER	182	10 Jul. 2003	641319	160	Kennecott Exploration Co.
WHISPER183	WHISPER	183	24 Mar. 2004	644845	160	Kennecott Exploration Co.
WHISPER184	WHISPER	184	18 Sep. 2004	646084	160	Kennecott Exploration Co.
WHISPER185	WHISPER	185	24 Mar. 2004	644846	160	Kennecott Exploration Co.
WHISPER186	WHISPER	186	24 Mar. 2004	644847	160	Kennecott Exploration Co.
WHISPER187	WHISPER	187	24 Mar. 2004	644848	160	Kennecott Exploration Co.
WHISPER188	WHISPER	188	18 Sep. 2004	646085	160	Kennecott Exploration Co.
WHISPER189	WHISPER	189	18 Sep. 2004	646086	160	Kennecott Exploration Co.
WHISPER190	WHISPER	190	18 Sep. 2004	646087	160	Kennecott Exploration Co.
WHISPER191	WHISPER	191	18 Sep. 2004	646088	160	Kennecott Exploration Co.
WHISPER192	WHISPER	192	18 Sep. 2004	646089	160	Kennecott Exploration Co.
WHISPER193	WHISPER	193	18 Sep. 2004	646090	160	Kennecott Exploration Co.
WHISPER194	WHISPER	194	18 Sep. 2004	646091	160	Kennecott Exploration Co.
WHISPER195	WHISPER	195	18 Sep. 2004	646092	160	Kennecott Exploration Co.
WHISPER196	WHISPER	196	18 Sep. 2004	646093	160	Kennecott Exploration Co.
WHISPER197	WHISPER	197	18 Sep. 2004	646094	160	Kennecott Exploration Co.
WHISPER198	WHISPER	198	18 Sep. 2004	646095	160	Kennecott Exploration Co.
WHISPER199	WHISPER	199	18 Sep. 2004	646096	160	Kennecott Exploration Co.
WHISPER200	WHISPER	200	18 Sep. 2004	646097	160	Kennecott Exploration Co.
WHISPER201	WHISPER	201	18 Sep. 2004	646098	160	Kennecott Exploration Co.
WHISPER202	WHISPER	202	18 Sep. 2004	646099	160	Kennecott Exploration Co.
WHISPER203	WHISPER	203	18 Sep. 2004	646100	160	Kennecott Exploration Co.
WHISPER287	WHISPER	287	18 Sep. 2004	646184	160	Kennecott Exploration Co.
WHISPER288	WHISPER	288	18 Sep. 2004	646185	160	Kennecott Exploration Co.
WHISPER308	WHISPER	308	18 Sep. 2004	646205	160	Kennecott Exploration Co.
WHISPER309	WHISPER	309	18 Sep. 2004	646206	160	Kennecott Exploration Co.
WHISPER329	WHISPER	329	18 Sep. 2004	646226	160	Kennecott Exploration Co.
WHISPER330	WHISPER	330	18 Sep. 2004	646227	160	Kennecott Exploration Co.
WHISPER350	WHISPER	350	18 Sep. 2004	646247	160	Kennecott Exploration Co.
WHISPER351	WHISPER	351	18 Sep. 2004	646248	160	Kennecott Exploration Co.
WHISPER368	WHISPER	368	18 Sep. 2004	646265	160	Kennecott Exploration Co.
WHISPER369	WHISPER	369	18 Sep. 2004	646266	160	Kennecott Exploration Co.
WHISPER428	WHISPER	428	18 Sep. 2004	646325	160	Kennecott Exploration Co.
WHISPER429	WHISPER	429	18 Sep. 2004	646326	160	Kennecott Exploration Co.
WHISPER430	WHISPER	430	18 Sep. 2004	646327	160	Kennecott Exploration Co.
WHISPER431	WHISPER	431	18 Sep. 2004	646328	160	Kennecott Exploration Co.
WHISPER432	WHISPER	432	18 Sep. 2004	646329	160	Kennecott Exploration Co.
WHISPER433	WHISPER	433	18 Sep. 2004	646330	160	Kennecott Exploration Co.
WHISPER434	WHISPER	434	18 Sep. 2004	646331	160	Kennecott Exploration Co.
WHISPER435	WHISPER	435	18 Sep. 2004	646332	160	Kennecott Exploration Co.
WHISPER436	WHISPER	436	18 Sep. 2004	646333	160	Kennecott Exploration Co.
WHISPER437	WHISPER	437	18 Sep. 2004	646334	160	Kennecott Exploration Co.
WHISPER438	WHISPER	438	18 Sep. 2004	646335	160	Kennecott Exploration Co.
WHISPER439	WHISPER	439	18 Sep. 2004	646336	160	Kennecott Exploration Co.
WHISPER440	WHISPER	440	18 Sep. 2004	646337	160	Kennecott Exploration Co.
WHISPER441	WHISPER	441	18 Sep. 2004	646338	160	Kennecott Exploration Co.
WHISPER442	WHISPER	442	18 Sep. 2004	646339	160	Kennecott Exploration Co.
WHISPER443	WHISPER	443	18 Sep. 2004	646340	160	Kennecott Exploration Co.
WHISPER444	WHISPER	444	18 Sep. 2004	646341	160	Kennecott Exploration Co.
WHISPER445	WHISPER	445	18 Sep. 2004	646342	160	Kennecott Exploration Co.
WHISPER446	WHISPER	446	18 Sep. 2004	646343	160	Kennecott Exploration Co.
WHISPER447	WHISPER	447	18 Sep. 2004	646344	160	Kennecott Exploration Co.
WHISPER448	WHISPER	448	18 Sep. 2004	646345	160	Kennecott Exploration Co.
WHISPER449	WHISPER	449	18 Sep. 2004	646346	160	Kennecott Exploration Co.
WHISPER450	WHISPER	450	18 Sep. 2004	646347	160	Kennecott Exploration Co.
WHISPER451	WHISPER	451	18 Sep. 2004	646348	160	Kennecott Exploration Co.
WHISPER452	WHISPER	452	18 Sep. 2004	646349	160	Kennecott Exploration Co.
WHISPER453	WHISPER	453	18 Sep. 2004	646350	160	Kennecott Exploration Co.
WHISPER454	WHISPER	454	18 Sep. 2004	646351	160	Kennecott Exploration Co.
WHISPER455	WHISPER	455	18 Sep. 2004	646352	160	Kennecott Exploration Co.
WHISPER456	WHISPER	456	18 Sep. 2004	646353	160	Kennecott Exploration Co.
WHISPER457	WHISPER	457	18 Sep. 2004	646354	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER458	WHISPER	458	18 Sep. 2004	646355	160	Kennecott Exploration Co.
WHISPER459	WHISPER	459	18 Sep. 2004	646356	160	Kennecott Exploration Co.
WHISPER460	WHISPER	460	18 Sep. 2004	646357	160	Kennecott Exploration Co.
WHISPER461	WHISPER	461	18 Sep. 2004	646358	160	Kennecott Exploration Co.
WHISPER462	WHISPER	462	8 Dec. 2004	646822	160	Kennecott Exploration Co.
WHISPER463	WHISPER	463	8 Dec. 2004	646823	160	Kennecott Exploration Co.
WHISPER464	WHISPER	464	8 Dec. 2004	646824	160	Kennecott Exploration Co.
WHISPER465	WHISPER	465	8 Dec. 2004	646825	160	Kennecott Exploration Co.
WHISPER466	WHISPER	466	8 Dec. 2004	646826	160	Kennecott Exploration Co.
WHISPER467	WHISPER	467	8 Dec. 2004	646827	160	Kennecott Exploration Co.
WHISPER468	WHISPER	468	8 Dec. 2004	646828	160	Kennecott Exploration Co.
WHISPER469	WHISPER	469	8 Dec. 2004	646829	160	Kennecott Exploration Co.
WHISPER470	WHISPER	470	8 Dec. 2004	646830	160	Kennecott Exploration Co.
WHISPER471	WHISPER	471	8 Dec. 2004	646831	160	Kennecott Exploration Co.
WHISPER472	WHISPER	472	8 Dec. 2004	646832	160	Kennecott Exploration Co.
WHISPER473	WHISPER	473	8 Dec. 2004	646833	160	Kennecott Exploration Co.
WHISPER474	WHISPER	474	8 Dec. 2004	646834	160	Kennecott Exploration Co.
WHISPER475	WHISPER	475	8 Dec. 2004	646835	160	Kennecott Exploration Co.
WHISPER478	WHISPER	476	8 Dec. 2004	646836	160	Kennecott Exploration Co.
WHISPER479	WHISPER	477	8 Dec. 2004	646837	160	Kennecott Exploration Co.
WHISPER480	WHISPER	478	8 Dec. 2004	646838	160	Kennecott Exploration Co.
WHISPER481	WHISPER	479	8 Dec. 2004	646839	160	Kennecott Exploration Co.
WHISPER482	WHISPER	480	8 Dec. 2004	646840	160	Kennecott Exploration Co.
WHISPER483	WHISPER	481	8 Dec. 2004	646841	160	Kennecott Exploration Co.
WHISPER484	WHISPER	482	8 Dec. 2004	646842	160	Kennecott Exploration Co.
WHISPER485	WHISPER	483	8 Dec. 2004	646843	160	Kennecott Exploration Co.
WHISPER484	WHISPER	484	8 Dec. 2004	646844	160	Kennecott Exploration Co.
WHISPER485	WHISPER	485	8 Dec. 2004	646845	160	Kennecott Exploration Co.
WHISPER486	WHISPER	486	8 Dec. 2004	646846	160	Kennecott Exploration Co.
WHISPER487	WHISPER	487	8 Dec. 2004	646847	160	Kennecott Exploration Co.
WHISPER488	WHISPER	488	8 Dec. 2004	646848	160	Kennecott Exploration Co.
WHISPER489	WHISPER	489	8 Dec. 2004	646849	160	Kennecott Exploration Co.
WHISPER490	WHISPER	490	8 Dec. 2004	646850	160	Kennecott Exploration Co.
WHISPER491	WHISPER	491	8 Dec. 2004	646851	160	Kennecott Exploration Co.
WHISPER492	WHISPER	492	8 Dec. 2004	646852	160	Kennecott Exploration Co.
WHISPER493	WHISPER	493	8 Dec. 2004	646853	160	Kennecott Exploration Co.
WHISPER494	WHISPER	494	8 Dec. 2004	646854	160	Kennecott Exploration Co.
WHISPER495	WHISPER	495	8 Dec. 2004	646855	160	Kennecott Exploration Co.
WHISPER496	WHISPER	496	8 Dec. 2004	646856	160	Kennecott Exploration Co.
WHISPER497	WHISPER	497	8 Dec. 2004	646857	160	Kennecott Exploration Co.
WHISPER498	WHISPER	498	8 Dec. 2004	646858	160	Kennecott Exploration Co.
WHISPER499	WHISPER	499	8 Dec. 2004	646859	160	Kennecott Exploration Co.
WHISPER500	WHISPER	500	8 Dec. 2004	646860	160	Kennecott Exploration Co.
WHISPER501	WHISPER	501	8 Dec. 2004	646861	160	Kennecott Exploration Co.
WHISPER502	WHISPER	502	8 Dec. 2004	646862	160	Kennecott Exploration Co.
WHISPER503	WHISPER	503	8 Dec. 2004	646863	160	Kennecott Exploration Co.
WHISPER504	WHISPER	504	8 Dec. 2004	646864	160	Kennecott Exploration Co.
WHISPER505	WHISPER	505	8 Dec. 2004	646865	160	Kennecott Exploration Co.
WHISPER506	WHISPER	506	8 Dec. 2004	646866	160	Kennecott Exploration Co.
WHISPER507	WHISPER	507	8 Dec. 2004	646867	160	Kennecott Exploration Co.
WHISPER508	WHISPER	508	8 Dec. 2004	646868	160	Kennecott Exploration Co.
WHISPER509	WHISPER	509	8 Dec. 2004	646869	160	Kennecott Exploration Co.
WHISPER510	WHISPER	510	8 Dec. 2004	646870	160	Kennecott Exploration Co.
WHISPER511	WHISPER	511	8 Dec. 2004	646871	160	Kennecott Exploration Co.
WHISPER512	WHISPER	512	8 Dec. 2004	646872	160	Kennecott Exploration Co.
WHISPER513	WHISPER	513	8 Dec. 2004	646873	160	Kennecott Exploration Co.
WHISPER514	WHISPER	514	8 Dec. 2004	646874	160	Kennecott Exploration Co.
WHISPER515	WHISPER	515	8 Dec. 2004	646875	160	Kennecott Exploration Co.
WHISPER516	WHISPER	516	8 Dec. 2004	646876	160	Kennecott Exploration Co.
WHISPER517	WHISPER	517	8 Dec. 2004	646877	160	Kennecott Exploration Co.
WHISPER518	WHISPER	518	8 Dec. 2004	646878	160	Kennecott Exploration Co.
WHISPER519	WHISPER	519	8 Dec. 2004	646879	160	Kennecott Exploration Co.
WHISPER520	WHISPER	520	8 Dec. 2004	646880	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER521	WHISPER	521	8 Dec. 2004	646881	160	Kennecott Exploration Co.
WHISPER522	WHISPER	522	8 Dec. 2004	646882	160	Kennecott Exploration Co.
WHISPER523	WHISPER	523	8 Dec. 2004	646883	160	Kennecott Exploration Co.
WHISPER524	WHISPER	524	8 Dec. 2004	646884	160	Kennecott Exploration Co.
WHISPER525	WHISPER	525	8 Dec. 2004	646885	160	Kennecott Exploration Co.
WHISPER526	WHISPER	526	8 Dec. 2004	646886	160	Kennecott Exploration Co.
WHISPER527	WHISPER	527	8 Dec. 2004	646887	160	Kennecott Exploration Co.
WHISPER528	WHISPER	528	8 Dec. 2004	646888	160	Kennecott Exploration Co.
WHISPER529	WHISPER	529	8 Dec. 2004	646889	160	Kennecott Exploration Co.
WHISPER530	WHISPER	530	8 Dec. 2004	646890	160	Kennecott Exploration Co.
WHISPER531	WHISPER	531	8 Dec. 2004	646891	160	Kennecott Exploration Co.
WHISPER532	WHISPER	532	8 Dec. 2004	646892	160	Kennecott Exploration Co.
WHISPER533	WHISPER	533	8 Dec. 2004	646893	160	Kennecott Exploration Co.
WHISPER534	WHISPER	534	8 Dec. 2004	646894	160	Kennecott Exploration Co.
WHISPER535	WHISPER	535	8 Dec. 2004	646895	160	Kennecott Exploration Co.
WHISPER536	WHISPER	536	8 Dec. 2004	646896	160	Kennecott Exploration Co.
WHISPER537	WHISPER	537	8 Dec. 2004	646897	160	Kennecott Exploration Co.
WHISPER538	WHISPER	538	8 Dec. 2004	646898	160	Kennecott Exploration Co.
WHISPER539	WHISPER	539	8 Dec. 2004	646899	160	Kennecott Exploration Co.
WHISPER540	WHISPER	540	8 Dec. 2004	646900	160	Kennecott Exploration Co.
WHISPER541	WHISPER	541	8 Dec. 2004	646901	160	Kennecott Exploration Co.
WHISPER542	WHISPER	542	8 Dec. 2004	646902	160	Kennecott Exploration Co.
WHISPER543	WHISPER	543	8 Dec. 2004	646903	160	Kennecott Exploration Co.
WHISPER544	WHISPER	544	8 Dec. 2004	646904	160	Kennecott Exploration Co.
WHISPER545	WHISPER	545	8 Dec. 2004	646905	160	Kennecott Exploration Co.
WHISPER546	WHISPER	546	8 Dec. 2004	646906	160	Kennecott Exploration Co.
WHISPER547	WHISPER	547	8 Dec. 2004	646907	160	Kennecott Exploration Co.
WHISPER548	WHISPER	548	8 Dec. 2004	646908	160	Kennecott Exploration Co.
WHISPER549	WHISPER	549	8 Dec. 2004	646909	160	Kennecott Exploration Co.
WHISPER550	WHISPER	550	8 Dec. 2004	646910	160	Kennecott Exploration Co.
WHISPER551	WHISPER	551	8 Dec. 2004	646911	160	Kennecott Exploration Co.
WHISPER552	WHISPER	552	8 Dec. 2004	646912	160	Kennecott Exploration Co.
WHISPER553	WHISPER	553	8 Dec. 2004	646913	160	Kennecott Exploration Co.
WHISPER554	WHISPER	554	8 Dec. 2004	646914	160	Kennecott Exploration Co.
WHISPER555	WHISPER	555	8 Dec. 2004	646915	160	Kennecott Exploration Co.
WHISPER556	WHISPER	556	8 Dec. 2004	646916	160	Kennecott Exploration Co.
WHISPER557	WHISPER	557	8 Dec. 2004	646917	160	Kennecott Exploration Co.
WHISPER558	WHISPER	558	8 Dec. 2004	646918	160	Kennecott Exploration Co.
WHISPER559	WHISPER	559	8 Dec. 2004	646919	160	Kennecott Exploration Co.
WHISPER560	WHISPER	560	8 Dec. 2004	646920	160	Kennecott Exploration Co.
WHISPER561	WHISPER	561	8 Dec. 2004	646921	160	Kennecott Exploration Co.
WHISPER562	WHISPER	562	8 Dec. 2004	646922	160	Kennecott Exploration Co.
WHISPER563	WHISPER	563	9 Dec. 2004	646923	160	Kennecott Exploration Co.
WHISPER564	WHISPER	564	9 Dec. 2004	646924	160	Kennecott Exploration Co.
WHISPER565	WHISPER	565	9 Dec. 2004	646925	160	Kennecott Exploration Co.
WHISPER566	WHISPER	566	9 Dec. 2004	646926	160	Kennecott Exploration Co.
WHISPER567	WHISPER	567	9 Dec. 2004	646927	160	Kennecott Exploration Co.
WHISPER568	WHISPER	568	9 Dec. 2004	646928	160	Kennecott Exploration Co.
WHISPER569	WHISPER	569	9 Dec. 2004	646929	160	Kennecott Exploration Co.
WHISPER570	WHISPER	570	9 Dec. 2004	646930	160	Kennecott Exploration Co.
WHISPER571	WHISPER	571	9 Dec. 2004	646931	160	Kennecott Exploration Co.
WHISPER572	WHISPER	572	9 Dec. 2004	646932	160	Kennecott Exploration Co.
WHISPER573	WHISPER	573	9 Dec. 2004	646933	160	Kennecott Exploration Co.
WHISPER574	WHISPER	574	9 Dec. 2004	646934	160	Kennecott Exploration Co.
WHISPER575	WHISPER	575	9 Dec. 2004	646935	160	Kennecott Exploration Co.
WHISPER576	WHISPER	576	9 Dec. 2004	646936	160	Kennecott Exploration Co.
WHISPER577	WHISPER	577	9 Dec. 2004	646937	160	Kennecott Exploration Co.
WHISPER578	WHISPER	578	9 Dec. 2004	646938	160	Kennecott Exploration Co.
WHISPER579	WHISPER	579	9 Dec. 2004	646939	160	Kennecott Exploration Co.
WHISPER580	WHISPER	580	9 Dec. 2004	646940	160	Kennecott Exploration Co.
WHISPER581	WHISPER	581	9 Dec. 2004	646941	160	Kennecott Exploration Co.
WHISPER582	WHISPER	582	9 Dec. 2004	646942	160	Kennecott Exploration Co.
WHISPER583	WHISPER	583	9 Dec. 2004	646943	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER584	WHISPER	584	9 Dec. 2004	646944	160	Kennecott Exploration Co.
WHISPER585	WHISPER	585	9 Dec. 2004	646945	160	Kennecott Exploration Co.
WHISPER586	WHISPER	586	9 Dec. 2004	646946	160	Kennecott Exploration Co.
WHISPER587	WHISPER	587	9 Dec. 2004	646947	160	Kennecott Exploration Co.
WHISPER588	WHISPER	588	9 Dec. 2004	646948	160	Kennecott Exploration Co.
WHISPER589	WHISPER	589	9 Dec. 2004	646949	160	Kennecott Exploration Co.
WHISPER590	WHISPER	590	9 Dec. 2004	646950	160	Kennecott Exploration Co.
WHISPER591	WHISPER	591	9 Dec. 2004	646951	160	Kennecott Exploration Co.
WHISPER592	WHISPER	592	9 Dec. 2004	646952	160	Kennecott Exploration Co.
WHISPER593	WHISPER	593	9 Dec. 2004	646953	160	Kennecott Exploration Co.
WHISPER594	WHISPER	594	9 Dec. 2004	646954	160	Kennecott Exploration Co.
WHISPER595	WHISPER	595	9 Dec. 2004	646955	160	Kennecott Exploration Co.
WHISPER596	WHISPER	596	9 Dec. 2004	646956	160	Kennecott Exploration Co.
WHISPER597	WHISPER	597	9 Dec. 2004	646957	160	Kennecott Exploration Co.
WHISPER598	WHISPER	598	9 Dec. 2004	646958	160	Kennecott Exploration Co.
WHISPER599	WHISPER	599	9 Dec. 2004	646959	160	Kennecott Exploration Co.
WHISPER600	WHISPER	600	9 Dec. 2004	646960	160	Kennecott Exploration Co.
WHISPER601	WHISPER	601	9 Dec. 2004	646961	160	Kennecott Exploration Co.
WHISPER602	WHISPER	602	9 Dec. 2004	646962	160	Kennecott Exploration Co.
WHISPER603	WHISPER	603	9 Dec. 2004	646963	160	Kennecott Exploration Co.
WHISPER604	WHISPER	604	9 Dec. 2004	646964	160	Kennecott Exploration Co.
WHISPER605	WHISPER	605	9 Dec. 2004	646965	160	Kennecott Exploration Co.
WHISPER606	WHISPER	606	9 Dec. 2004	646966	160	Kennecott Exploration Co.
WHISPER607	WHISPER	607	9 Dec. 2004	646967	160	Kennecott Exploration Co.
WHISPER608	WHISPER	608	9 Dec. 2004	646968	160	Kennecott Exploration Co.
WHISPER609	WHISPER	609	9 Dec. 2004	646969	160	Kennecott Exploration Co.
WHISPER610	WHISPER	610	9 Dec. 2004	646970	160	Kennecott Exploration Co.
WHISPER611	WHISPER	611	9 Dec. 2004	646971	160	Kennecott Exploration Co.
WHISPER612	WHISPER	612	9 Dec. 2004	646972	160	Kennecott Exploration Co.
WHISPER613	WHISPER	613	9 Dec. 2004	646973	160	Kennecott Exploration Co.
WHISPER614	WHISPER	614	9 Dec. 2004	646974	160	Kennecott Exploration Co.
WHISPER615	WHISPER	615	9 Dec. 2004	646975	160	Kennecott Exploration Co.
WHISPER616	WHISPER	616	9 Dec. 2004	646976	160	Kennecott Exploration Co.
WHISPER617	WHISPER	617	9 Dec. 2004	646977	160	Kennecott Exploration Co.
MUD1	MUD	1	22 Aug. 2006	650959	160	Kennecott Exploration Co.
MUD2	MUD	2	22 Aug. 2006	650960	160	Kennecott Exploration Co.
MUD3	MUD	3	22 Aug. 2006	650961	160	Kennecott Exploration Co.
MUD4	MUD	4	22 Aug. 2006	650962	160	Kennecott Exploration Co.
MUD5	MUD	5	22 Aug. 2006	650963	160	Kennecott Exploration Co.
MUD6	MUD	6	22 Aug. 2006	650964	160	Kennecott Exploration Co.
MUD7	MUD	7	22 Aug. 2006	650965	160	Kennecott Exploration Co.
MUD8	MUD	8	22 Aug. 2006	650966	160	Kennecott Exploration Co.
MUD9	MUD	9	22 Aug. 2006	650967	40	Kennecott Exploration Co.
MUD10	MUD	10	22 Aug. 2006	650968	40	Kennecott Exploration Co.
MUD11	MUD	11	22 Aug. 2006	650969	40	Kennecott Exploration Co.
MUD12	MUD	12	22 Aug. 2006	650970	40	Kennecott Exploration Co.
MUD13	MUD	13	22 Aug. 2006	650971	160	Kennecott Exploration Co.
MUD14	MUD	14	22 Aug. 2006	650972	40	Kennecott Exploration Co.
MUD15	MUD	15	22 Aug. 2006	650973	40	Kennecott Exploration Co.
MUD16	MUD	16	22 Aug. 2006	650974	40	Kennecott Exploration Co.
MUD17	MUD	17	22 Aug. 2006	650975	160	Kennecott Exploration Co.
MUD18	MUD	18	22 Aug. 2006	650976	160	Kennecott Exploration Co.
MUD19	MUD	19	22 Aug. 2006	650977	160	Kennecott Exploration Co.
MUD20	MUD	20	22 Aug. 2006	650978	160	Kennecott Exploration Co.
MUD21	MUD	21	22 Aug. 2006	650979	160	Kennecott Exploration Co.
MUD22	MUD	22	22 Aug. 2006	650980	160	Kennecott Exploration Co.
MUD23	MUD	23	22 Aug. 2006	650981	160	Kennecott Exploration Co.
MUD24	MUD	24	22 Aug. 2006	650982	160	Kennecott Exploration Co.
MUD25	MUD	25	22 Aug. 2006	650983	160	Kennecott Exploration Co.
MUD26	MUD	26	22 Aug. 2006	650984	160	Kennecott Exploration Co.
MUD27	MUD	27	22 Aug. 2006	650985	160	Kennecott Exploration Co.
MUD28	MUD	28	22 Aug. 2006	650986	40	Kennecott Exploration Co.
MUD29	MUD	29	22 Aug. 2006	650987	40	Kennecott Exploration Co.

 February 15, 2008

MUD30	MUD	30	22 Aug. 2006	650988	40	Kennecott Exploration Co.
MUD31	MUD	31	22 Aug. 2006	650989	40	Kennecott Exploration Co.
MUD32	MUD	32	25 Aug. 2006	650990	160	Kennecott Exploration Co.
MUD33	MUD	33	25 Aug. 2006	650991	160	Kennecott Exploration Co.
MUD34	MUD	34	25 Aug. 2006	650992	160	Kennecott Exploration Co.
MUD35	MUD	35	25 Aug. 2006	650993	160	Kennecott Exploration Co.
MUD36	MUD	36	25 Aug. 2006	650994	160	Kennecott Exploration Co.
MUD37	MUD	37	25 Aug. 2006	650995	160	Kennecott Exploration Co.
MUD38	MUD	38	25 Aug. 2006	650996	160	Kennecott Exploration Co.
MUD39	MUD	39	22 Aug. 2006	650997	160	Kennecott Exploration Co.
MUD40	MUD	40	25 Aug. 2006	650998	40	Kennecott Exploration Co.
MUD43	MUD	43	25 Aug. 2006	651001	160	Kennecott Exploration Co.
MUD42	MUD	42	25 Aug. 2006	651000	160	Kennecott Exploration Co.
MUD41	MUD	41	22 Aug. 2006	650999	160	Kennecott Exploration Co.
WHISPER204	WHISPER	204	18 Sep. 2004	646101	160	Kennecott Exploration Co.
WHISPER205	WHISPER	205	18 Sep. 2004	646102	160	Kennecott Exploration Co.
WHISPER206	WHISPER	206	18 Sep. 2004	646103	160	Kennecott Exploration Co.
WHISPER207	WHISPER	207	18 Sep. 2004	646104	160	Kennecott Exploration Co.
WHISPER208	WHISPER	208	18 Sep. 2004	646105	160	Kennecott Exploration Co.
WHISPER209	WHISPER	209	18 Sep. 2004	646106	160	Kennecott Exploration Co.
WHISPER210	WHISPER	210	18 Sep. 2004	646107	160	Kennecott Exploration Co.
WHISPER211	WHISPER	211	18 Sep. 2004	646108	160	Kennecott Exploration Co.
WHISPER212	WHISPER	212	18 Sep. 2004	646109	160	Kennecott Exploration Co.
WHISPER213	WHISPER	213	18 Sep. 2004	646110	160	Kennecott Exploration Co.
WHISPER214	WHISPER	214	18 Sep. 2004	646111	160	Kennecott Exploration Co.
WHISPER215	WHISPER	215	18 Sep. 2004	646112	160	Kennecott Exploration Co.
WHISPER216	WHISPER	216	18 Sep. 2004	646113	160	Kennecott Exploration Co.
WHISPER217	WHISPER	217	18 Sep. 2004	646114	160	Kennecott Exploration Co.
WHISPER218	WHISPER	218	18 Sep. 2004	646115	160	Kennecott Exploration Co.
WHISPER219	WHISPER	219	18 Sep. 2004	646116	160	Kennecott Exploration Co.
WHISPER220	WHISPER	220	18 Sep. 2004	646117	160	Kennecott Exploration Co.
WHISPER221	WHISPER	221	18 Sep. 2004	646118	160	Kennecott Exploration Co.
WHISPER222	WHISPER	222	18 Sep. 2004	646119	160	Kennecott Exploration Co.
WHISPER226	WHISPER	226	18 Sep. 2004	646123	160	Kennecott Exploration Co.
WHISPER227	WHISPER	227	18 Sep. 2004	646124	160	Kennecott Exploration Co.
WHISPER228	WHISPER	228	18 Sep. 2004	646125	160	Kennecott Exploration Co.
WHISPER229	WHISPER	229	18 Sep. 2004	646126	160	Kennecott Exploration Co.
WHISPER230	WHISPER	230	18 Sep. 2004	646127	160	Kennecott Exploration Co.
WHISPER231	WHISPER	231	18 Sep. 2004	646128	160	Kennecott Exploration Co.
WHISPER232	WHISPER	232	18 Sep. 2004	646129	160	Kennecott Exploration Co.
WHISPER233	WHISPER	233	18 Sep. 2004	646130	160	Kennecott Exploration Co.
WHISPER234	WHISPER	234	18 Sep. 2004	646131	160	Kennecott Exploration Co.
WHISPER235	WHISPER	235	18 Sep. 2004	646132	160	Kennecott Exploration Co.
WHISPER236	WHISPER	236	18 Sep. 2004	646133	160	Kennecott Exploration Co.
WHISPER243	WHISPER	243	18 Sep. 2004	646140	160	Kennecott Exploration Co.
WHISPER244	WHISPER	244	18 Sep. 2004	646141	160	Kennecott Exploration Co.
WHISPER245	WHISPER	245	18 Sep. 2004	646142	160	Kennecott Exploration Co.
WHISPER246	WHISPER	246	18 Sep. 2004	646143	160	Kennecott Exploration Co.
WHISPER247	WHISPER	247	18 Sep. 2004	646144	160	Kennecott Exploration Co.
WHISPER248	WHISPER	248	18 Sep. 2004	646145	160	Kennecott Exploration Co.
WHISPER249	WHISPER	249	18 Sep. 2004	646146	160	Kennecott Exploration Co.
WHISPER250	WHISPER	250	18 Sep. 2004	646147	160	Kennecott Exploration Co.
WHISPER265	WHISPER	265	18 Sep. 2004	646162	160	Kennecott Exploration Co.
WHISPER266	WHISPER	266	18 Sep. 2004	646163	160	Kennecott Exploration Co.
WHISPER267	WHISPER	267	18 Sep. 2004	646164	160	Kennecott Exploration Co.
WHISPER268	WHISPER	268	18 Sep. 2004	646165	160	Kennecott Exploration Co.
WHISPER269	WHISPER	269	18 Sep. 2004	646166	160	Kennecott Exploration Co.
WHISPER284	WHISPER	284	18 Sep. 2004	646181	160	Kennecott Exploration Co.
WHISPER285	WHISPER	285	18 Sep. 2004	646182	160	Kennecott Exploration Co.
WHISPER286	WHISPER	286	18 Sep. 2004	646183	160	Kennecott Exploration Co.
WHISPER289	WHISPER	289	18 Sep. 2004	646186	160	Kennecott Exploration Co.
WHISPER290	WHISPER	290	18 Sep. 2004	646187	160	Kennecott Exploration Co.
WHISPER305	WHISPER	305	18 Sep. 2004	646202	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER306	WHISPER	306	18 Sep. 2004	646203	160	Kennecott Exploration Co.
WHISPER307	WHISPER	307	18 Sep. 2004	646204	160	Kennecott Exploration Co.
WHISPER310	WHISPER	310	18 Sep. 2004	646207	160	Kennecott Exploration Co.
WHISPER311	WHISPER	311	18 Sep. 2004	646208	160	Kennecott Exploration Co.
WHISPER326	WHISPER	326	18 Sep. 2004	646223	160	Kennecott Exploration Co.
WHISPER327	WHISPER	327	18 Sep. 2004	646224	160	Kennecott Exploration Co.
WHISPER328	WHISPER	328	18 Sep. 2004	646225	160	Kennecott Exploration Co.
WHISPER331	WHISPER	331	18 Sep. 2004	646228	160	Kennecott Exploration Co.
WHISPER332	WHISPER	332	18 Sep. 2004	646229	160	Kennecott Exploration Co.
WHISPER337	WHISPER	337	18 Sep. 2004	646234	160	Kennecott Exploration Co.
WHISPER338	WHISPER	338	18 Sep. 2004	646235	160	Kennecott Exploration Co.
WHISPER339	WHISPER	339	18 Sep. 2004	646236	160	Kennecott Exploration Co.
WHISPER340	WHISPER	340	18 Sep. 2004	646237	160	Kennecott Exploration Co.
WHISPER341	WHISPER	341	18 Sep. 2004	646238	160	Kennecott Exploration Co.
WHISPER347	WHISPER	347	18 Sep. 2004	646244	160	Kennecott Exploration Co.
WHISPER348	WHISPER	348	18 Sep. 2004	646245	160	Kennecott Exploration Co.
WHISPER349	WHISPER	349	18 Sep. 2004	646246	160	Kennecott Exploration Co.
WHISPER352	WHISPER	352	18 Sep. 2004	646249	160	Kennecott Exploration Co.
WHISPER353	WHISPER	353	18 Sep. 2004	646250	160	Kennecott Exploration Co.
WHISPER354	WHISPER	354	18 Sep. 2004	646251	160	Kennecott Exploration Co.
WHISPER355	WHISPER	355	18 Sep. 2004	646252	160	Kennecott Exploration Co.
WHISPER356	WHISPER	356	18 Sep. 2004	646253	160	Kennecott Exploration Co.
WHISPER357	WHISPER	357	18 Sep. 2004	646254	160	Kennecott Exploration Co.
WHISPER358	WHISPER	358	18 Sep. 2004	646255	160	Kennecott Exploration Co.
WHISPER359	WHISPER	359	18 Sep. 2004	646256	160	Kennecott Exploration Co.
WHISPER360	WHISPER	360	18 Sep. 2004	646257	160	Kennecott Exploration Co.
WHISPER361	WHISPER	361	18 Sep. 2004	646258	160	Kennecott Exploration Co.
WHISPER365	WHISPER	365	18 Sep. 2004	646262	160	Kennecott Exploration Co.
WHISPER366	WHISPER	366	18 Sep. 2004	646263	160	Kennecott Exploration Co.
WHISPER367	WHISPER	367	18 Sep. 2004	646264	160	Kennecott Exploration Co.
WHISPER370	WHISPER	370	18 Sep. 2004	646267	160	Kennecott Exploration Co.
WHISPER373	WHISPER	373	18 Sep. 2004	646270	160	Kennecott Exploration Co.
WHISPER374	WHISPER	374	18 Sep. 2004	646271	160	Kennecott Exploration Co.
WHISPER375	WHISPER	375	18 Sep. 2004	646272	160	Kennecott Exploration Co.
WHISPER376	WHISPER	376	18 Sep. 2004	646273	160	Kennecott Exploration Co.
WHISPER377	WHISPER	377	18 Sep. 2004	646274	160	Kennecott Exploration Co.
WHISPER378	WHISPER	378	18 Sep. 2004	646275	160	Kennecott Exploration Co.
WHISPER379	WHISPER	379	18 Sep. 2004	646276	160	Kennecott Exploration Co.
WHISPER380	WHISPER	380	18 Sep. 2004	646277	160	Kennecott Exploration Co.
WHISPER381	WHISPER	381	18 Sep. 2004	646278	160	Kennecott Exploration Co.
WHISPER382	WHISPER	382	18 Sep. 2004	646279	160	Kennecott Exploration Co.
WHISPER383	WHISPER	383	18 Sep. 2004	646280	160	Kennecott Exploration Co.
WHISPER384	WHISPER	384	18 Sep. 2004	646281	160	Kennecott Exploration Co.
WHISPER385	WHISPER	385	18 Sep. 2004	646282	160	Kennecott Exploration Co.
WHISPER386	WHISPER	386	18 Sep. 2004	646283	160	Kennecott Exploration Co.
WHISPER387	WHISPER	387	18 Sep. 2004	646284	160	Kennecott Exploration Co.
WHISPER388	WHISPER	388	18 Sep. 2004	646285	160	Kennecott Exploration Co.
WHISPER389	WHISPER	389	18 Sep. 2004	646286	160	Kennecott Exploration Co.
WHISPER390	WHISPER	390	18 Sep. 2004	646287	160	Kennecott Exploration Co.
WHISPER391	WHISPER	391	18 Sep. 2004	646288	160	Kennecott Exploration Co.
WHISPER392	WHISPER	392	18 Sep. 2004	646289	160	Kennecott Exploration Co.
WHISPER393	WHISPER	393	18 Sep. 2004	646290	160	Kennecott Exploration Co.
WHISPER394	WHISPER	394	18 Sep. 2004	646291	160	Kennecott Exploration Co.
WHISPER395	WHISPER	395	18 Sep. 2004	646292	160	Kennecott Exploration Co.
WHISPER396	WHISPER	396	18 Sep. 2004	646293	160	Kennecott Exploration Co.
WHISPER397	WHISPER	397	18 Sep. 2004	646294	160	Kennecott Exploration Co.
WHISPER398	WHISPER	398	18 Sep. 2004	646295	160	Kennecott Exploration Co.
WHISPER399	WHISPER	399	18 Sep. 2004	646296	160	Kennecott Exploration Co.
WHISPER400	WHISPER	400	18 Sep. 2004	646297	160	Kennecott Exploration Co.
WHISPER401	WHISPER	401	18 Sep. 2004	646298	160	Kennecott Exploration Co.
WHISPER402	WHISPER	402	18 Sep. 2004	646299	160	Kennecott Exploration Co.
WHISPER403	WHISPER	403	18 Sep. 2004	646300	160	Kennecott Exploration Co.
WHISPER404	WHISPER	404	18 Sep. 2004	646301	160	Kennecott Exploration Co.

 February 15, 2008

WHISPER405	WHISPER	405	18 Sep. 2004	646302	160	Kennecott Exploration Co.
WHISPER406	WHISPER	406	18 Sep. 2004	646303	160	Kennecott Exploration Co.
WHISPER407	WHISPER	407	18 Sep. 2004	646304	160	Kennecott Exploration Co.
WHISPER408	WHISPER	408	18 Sep. 2004	646305	160	Kennecott Exploration Co.
WHISPER409	WHISPER	409	18 Sep. 2004	646306	160	Kennecott Exploration Co.
WHISPER410	WHISPER	410	18 Sep. 2004	646307	160	Kennecott Exploration Co.
WHISPER411	WHISPER	411	18 Sep. 2004	646308	160	Kennecott Exploration Co.
WHISPER412	WHISPER	412	18 Sep. 2004	646309	160	Kennecott Exploration Co.
WHISPER413	WHISPER	413	18 Sep. 2004	646310	160	Kennecott Exploration Co.
WHISPER414	WHISPER	414	18 Sep. 2004	646311	160	Kennecott Exploration Co.
WHISPER415	WHISPER	415	18 Sep. 2004	646312	160	Kennecott Exploration Co.
WHISPER416	WHISPER	416	18 Sep. 2004	646313	160	Kennecott Exploration Co.
WHISPER417	WHISPER	417	18 Sep. 2004	646314	160	Kennecott Exploration Co.
WHISPER418	WHISPER	418	18 Sep. 2004	646315	160	Kennecott Exploration Co.
WHISPER419	WHISPER	419	18 Sep. 2004	646316	160	Kennecott Exploration Co.
WHISPER420	WHISPER	420	18 Sep. 2004	646317	160	Kennecott Exploration Co.
WHISPER421	WHISPER	421	18 Sep. 2004	646318	160	Kennecott Exploration Co.
WHISPER422	WHISPER	422	18 Sep. 2004	646319	160	Kennecott Exploration Co.
WHISPER423	WHISPER	423	18 Sep. 2004	646320	160	Kennecott Exploration Co.
WHISPER424	WHISPER	424	18 Sep. 2004	646321	160	Kennecott Exploration Co.
WHISPER425	WHISPER	425	18 Sep. 2004	646322	160	Kennecott Exploration Co.
WHISPER426	WHISPER	426	18 Sep. 2004	646323	160	Kennecott Exploration Co.
WHISPER427	WHISPER	427	18 Sep. 2004	646324	160	Kennecott Exploration Co.
WHISPER223	WHISPER	223	18 Sep. 2004	646120	160	Kennecott Exploration Co.
WHISPER224	WHISPER	224	18 Sep. 2004	646121	160	Kennecott Exploration Co.
WHISPER225	WHISPER	225	18 Sep. 2004	646122	160	Kennecott Exploration Co.
WHISPER240	WHISPER	240	18 Sep. 2004	646137	160	Kennecott Exploration Co.
WHISPER241	WHISPER	241	18 Sep. 2004	646138	160	Kennecott Exploration Co.
WHISPER242	WHISPER	242	18 Sep. 2004	646139	160	Kennecott Exploration Co.
WHISPER336	WHISPER	336	18 Sep. 2004	646233	160	Kennecott Exploration Co.
WHISPER342	WHISPER	342	18 Sep. 2004	646239	160	Kennecott Exploration Co.
WHISPER371	WHISPER	371	18 Sep. 2004	646268	160	Kennecott Exploration Co.
WHISPER372	WHISPER	372	18 Sep. 2004	646269	160	Kennecott Exploration Co.
MUD44	MUD	44			160	Kennecott Exploration Co.
MUD45	MUD	45			160	Kennecott Exploration Co.
MUD46	MUD	46			160	Kennecott Exploration Co.
MUD47	MUD	47			160	Kennecott Exploration Co.
MUD48	MUD	48			160	Kennecott Exploration Co.
MUD49	MUD	49			160	Kennecott Exploration Co.
MUD50	MUD	50			160	Kennecott Exploration Co.
MUD51	MUD	51			160	Kennecott Exploration Co.

 February 15, 2008

APPENDIX B

Significant copper and gold intercepts

obtained in drilling

 February 15, 2008

Complete Composite data for the Whistler Deposit.

Drill Hole ID	From (m)	To (m)	Ag (gpt)	Au (gpt)	Cu (%)	Fe (ppm)	S (%)	Zone	Drill Hole ID	From (m)	To (m)	Ag (gpt)	Au (gpt)	Cu (%)	Fe (ppm)	S (%)	Zone
100 Zone Composites									300 Zone Composites (continued)
04-DD-WH-01	0.00	5.00	2.90	0.64	0.228	51900	0.19	100	04-DD-WH-05	66.32	71.32	0.53	0.19	0.200	45725	0.83	300
04-DD-WH-01	5.00	10.00	3.15	0.54	0.201	54371	1.41	100	04-DD-WH-05	71.32	76.32	0.64	0.38	0.286	41704	1.30	300
04-DD-WH-01	10.00	15.00	1.34	0.63	0.140	51460	0.54	100	04-DD-WH-05	76.32	81.32	11.23	0.25	0.182	28464	0.98	300
04-DD-WH-01	15.00	20.00	1.55	1.01	0.186	55621	0.66	100	04-DD-WH-05	81.32	86.32	2.60	0.35	0.257	41680	0.68	300
04-DD-WH-01	20.00	25.00	1.52	1.25	0.224	56334	0.85	100	04-DD-WH-05	86.32	91.32	1.21	0.80	0.463	43609	1.06	300
04-DD-WH-01	25.00	30.00	0.93	1.02	0.163	52145	0.90	100	04-DD-WH-05	91.32	96.32	6.52	0.80	0.397	36173	1.76	300
04-DD-WH-01	30.00	35.00	1.45	1.02	0.198	51920	2.44	100	04-DD-WH-05	96.32	101.32	3.41	1.14	0.525	43289	1.01	300
04-DD-WH-01	35.00	40.00	2.60	1.87	0.344	57025	2.68	100	04-DD-WH-05	101.32	106.32	1.42	0.75	0.250	38090	1.38	300
04-DD-WH-01	40.00	45.00	1.65	2.00	0.322	51805	0.98	100	04-DD-WH-05	106.32	111.32	1.00	0.75	0.229	37099	1.16	300
04-DD-WH-01	45.00	50.00	2.65	2.43	0.478	62765	2.18	100	04-DD-WH-05	111.32	116.32	1.16	1.03	0.359	39254	1.59	300
04-DD-WH-01	50.00	55.00	2.39	1.54	0.341	58405	2.57	100	04-DD-WH-05	116.32	121.32	3.14	1.27	0.523	51954	2.81	300
04-DD-WH-01	55.00	60.00	2.37	1.57	0.355	55024	1.78	100	04-DD-WH-05	121.32	126.32	8.12	4.18	1.269	47453	2.49	300
04-DD-WH-01	60.00	65.00	2.95	1.69	0.318	52255	2.67	100	04-DD-WH-05	126.32	131.32	8.36	1.31	0.394	54372	4.04	300
04-DD-WH-01	65.00	70.00	2.78	1.12	0.301	66780	4.05	100	04-DD-WH-05	131.32	136.32	6.46	1.79	0.514	59973	3.64	300
04-DD-WH-01	70.00	75.00	4.01	0.97	0.214	59693	2.50	100	04-DD-WH-05	136.32	141.32	4.04	1.73	0.380	46492	2.55	300
04-DD-WH-01	75.00	80.00	1.33	0.77	0.211	50532	0.52	100	04-DD-WH-05	141.32	146.32	14.20	3.50	1.013	76395	3.75	300
04-DD-WH-01	80.00	85.00	2.05	0.92	0.213	48785	1.77	100	04-DD-WH-05	146.32	151.32	14.20	2.71	0.548	69831	4.29	300
04-DD-WH-01	85.00	90.00	2.01	0.46	0.148	44785	2.17	100	04-DD-WH-05	151.32	156.32	5.75	2.61	0.521	40263	1.56	300
04-DD-WH-01	90.00	95.00	3.89	0.76	0.237	35970	2.47	100	04-DD-WH-05	156.32	161.32	1.69	1.88	0.372	37284	0.98	300
04-DD-WH-01	95.00	100.00	3.74	1.85	0.277	52536	2.04	100	04-DD-WH-05	161.32	166.32	2.14	2.65	0.526	51760	1.50	300
04-DD-WH-01	100.00	105.00	2.64	0.94	0.188	48884	2.52	100	04-DD-WH-05	166.32	171.32	5.42	3.18	0.827	55795	1.86	300
04-DD-WH-01	105.00	110.00	1.01	0.22	0.101	42074	0.99	100	04-DD-WH-05	171.32	176.32	8.31	1.70	0.542	53688	3.31	300
04-DD-WH-01	110.00	115.00	1.03	0.07	0.081	37610	1.45	100	04-DD-WH-05	176.32	181.32	1.95	2.55	0.511	55783	0.74	300
04-DD-WH-01	115.00	120.00	0.74	0.02	0.039	39335	1.72	100	04-DD-WH-05	181.32	186.32	13.12	3.02	0.797	58027	2.14	300
04-DD-WH-01	120.00	125.00	1.48	0.07	0.169	45220	1.18	100	04-DD-WH-05	186.32	191.32	1.02	2.16	0.288	39218	0.69	300
04-DD-WH-01	125.00	130.00	1.74	0.07	0.228	53215	0.61	100	04-DD-WH-05	191.32	196.32	0.86	2.23	0.268	34965	0.49	300
04-DD-WH-01	130.00	135.00	1.28	0.10	0.220	44965	0.93	100	04-DD-WH-05	196.32	201.32	1.35	3.89	0.466	37731	0.67	300
04-DD-WH-01	135.00	140.00	0.70	0.03	0.067	38150	1.25	100	04-DD-WH-05	201.32	206.32	0.60	2.17	0.230	33992	0.44	300
04-DD-WH-01	140.00	145.00	0.64	0.04	0.048	41445	1.58	100	04-DD-WH-05	206.32	211.32	0.63	2.35	0.252	34905	0.54	300
04-DD-WH-01	145.00	150.00	0.90	0.19	0.079	42835	0.81	100	04-DD-WH-05	211.32	216.32	0.48	1.20	0.119	39448	0.93	300
04-DD-WH-01	150.00	155.00	1.36	0.66	0.152	44606	0.60	100	04-DD-WH-05	216.32	221.32	0.58	1.01	0.094	40549	0.96	300
04-DD-WH-01	155.00	160.00	0.89	0.67	0.133	43575	0.24	100	04-DD-WH-05	221.32	226.32	0.36	1.23	0.102	40911	0.62	300
04-DD-WH-01	160.00	165.00	1.29	1.34	0.249	47210	0.47	100	04-DD-WH-05	226.32	231.32	0.50	1.12	0.098	36121	0.92	300
04-DD-WH-01	165.00	170.00	1.22	1.86	0.241	46875	0.77	100	04-DD-WH-05	231.32	236.32	2.17	1.47	0.225	43038	0.78	300
04-DD-WH-01	170.00	175.00	0.75	0.43	0.095	39271	1.04	100	04-DD-WH-05	236.32	241.32	0.82	0.89	0.123	41864	0.38	300
04-DD-WH-01	175.00	180.00	0.66	0.71	0.100	39585	0.40	100	04-DD-WH-05	241.32	246.32	1.59	0.94	0.143	66327	1.87	300
04-DD-WH-01	180.00	185.00	0.89	0.39	0.086	40550	1.49	100	04-DD-WH-05	246.32	251.32	1.57	0.64	0.110	74555	2.24	300
04-DD-WH-01	185.00	190.00	0.91	0.58	0.127	40145	0.90	100	04-DD-WH-05	251.32	256.32	0.77	0.40	0.067	57400	0.62	300
04-DD-WH-01	190.00	195.00	0.93	0.75	0.174	52450	1.23	100	04-DD-WH-05	256.32	261.32	0.76	0.29	0.047	53931	0.70	300
04-DD-WH-01	195.00	200.00	0.67	0.70	0.120	44756	0.55	100	04-DD-WH-05	261.32	266.32	0.79	0.42	0.085	53619	1.06	300
04-DD-WH-01	200.00	205.00	0.52	0.49	0.105	40479	1.24	100	04-DD-WH-05	266.32	271.32	0.87	0.42	0.073	55181	1.89	300
04-DD-WH-01	205.00	210.00	0.40	0.13	0.049	35180	0.86	100	04-DD-WH-05	271.32	276.32	1.82	0.50	0.111	50074	1.60	300
04-DD-WH-01	210.00	215.00	1.62	0.30	0.085	44800	2.04	100	04-DD-WH-05	276.32	281.32	2.32	0.62	0.135	61386	2.25	300
04-DD-WH-01	215.00	220.00	0.61	0.35	0.082	38298	1.20	100	04-DD-WH-05	281.32	286.32	1.10	0.37	0.066	50745	2.78	300
04-DD-WH-01	220.00	225.00	1.08	0.46	0.115	55724	2.47	100	04-DD-WH-05	286.32	291.32	1.03	0.47	0.094	63336	1.31	300
04-DD-WH-01	225.00	230.00	1.57	0.88	0.126	44090	2.38	100	04-DD-WH-05	291.32	296.32	4.74	0.30	0.062	60532	2.30	300
04-DD-WH-01	230.00	235.00	0.98	0.87	0.131	40195	1.59	100	04-DD-WH-05	296.32	301.32	1.19	0.38	0.083	61693	1.32	300
04-DD-WH-01	235.00	240.00	0.80	0.54	0.092	35305	0.62	100	04-DD-WH-05	301.32	306.32	1.01	0.44	0.101	66362	1.47	300
04-DD-WH-01	240.00	245.00	0.93	0.55	0.132	37315	0.76	100	05-DD-WH-06-A	93.31	98.31	1.22	0.09	0.099	40801	0.67	300
04-DD-WH-01	245.00	250.00	1.20	0.81	0.182	52035	1.46	100	05-DD-WH-06-A	98.31	103.31	0.98	0.05	0.069	39554	1.10	300
04-DD-WH-01	250.00	255.00	1.39	1.60	0.253	51675	1.03	100	05-DD-WH-06-A	103.31	108.31	1.00	0.07	0.087	39129	1.30	300
04-DD-WH-01	255.00	260.00	1.49	1.57	0.227	54445	1.19	100	05-DD-WH-06-A	108.31	113.31	0.80	0.10	0.090	36303	2.08	300
04-DD-WH-01	260.00	265.00	1.18	1.58	0.216	53015	1.42	100	05-DD-WH-06-A	113.31	118.31	1.38	0.10	0.094	35186	1.79	300
04-DD-WH-01	265.00	270.00	1.48	2.70	0.315	56985	1.21	100	05-DD-WH-06-A	118.31	123.31	0.79	0.12	0.119	36152	1.99	300
04-DD-WH-01	270.00	275.00	1.30	1.95	0.215	55785	1.32	100	05-DD-WH-06-A	123.31	128.31	0.70	0.09	0.064	36184	2.07	300
04-DD-WH-01	275.00	280.00	1.12	2.06	0.198	50055	1.45	100	05-DD-WH-06-A	128.31	133.31	0.51	0.05	0.055	38274	1.86	300
04-DD-WH-01	280.00	285.00	0.86	1.42	0.154	56130	1.47	100	05-DD-WH-06-A	133.31	138.31	1.00	0.20	0.134	38025	2.11	300
04-DD-WH-01	285.00	290.00	2.04	1.37	0.145	62450	2.74	100	05-DD-WH-06-A	138.31	143.31	0.79	0.13	0.095	39134	2.25	300
04-DD-WH-01	290.00	295.00	1.09	0.90	0.134	54695	1.85	100	05-DD-WH-06-A	143.31	148.31	0.50	0.08	0.064	35987	1.72	300
04-DD-WH-01	295.00	300.00	0.67	0.90	0.125	46635	1.36	100	05-DD-WH-06-A	148.31	153.31	0.90	0.08	0.076	36212	2.17	300
04-DD-WH-01	300.00	305.00	0.89	0.84	0.136	46490	0.87	100	05-DD-WH-06-A	153.31	158.31	0.58	0.08	0.074	34781	2.54	300
04-DD-WH-01	305.00	310.00	0.89	0.45	0.095	53100	1.71	100	05-DD-WH-06-A	158.31	163.31	1.40	0.32	0.148	30321	2.40	300
04-DD-WH-01	310.00	315.00	0.98	0.60	0.139	48955	1.32	100	05-DD-WH-06-A	163.31	168.31	1.86	0.20	0.109	40003	2.28	300
04-DD-WH-01	315.00	320.00	2.43	0.92	0.182	45771	1.97	100	05-DD-WH-06-A	168.31	173.31	1.00	0.53	0.272	37852	2.82	300
04-DD-WH-01	320.00	325.00	0.99	1.08	0.197	41484	1.20	100	05-DD-WH-06-A	173.31	178.31	0.92	0.62	0.282	41178	2.42	300
04-DD-WH-01	325.00	330.00	1.49	1.00	0.209	40315	0.82	100	05-DD-WH-06-A	178.31	183.31	0.88	0.23	0.138	37282	1.76	300
04-DD-WH-01	330.00	335.00	1.00	1.11	0.219	40830	0.54	100	05-DD-WH-06-A	183.31	188.31	0.80	0.40	0.144	38221	1.11	300
04-DD-WH-01	335.00	340.00	3.96	2.91	0.327	46610	1.98	100	05-DD-WH-06-A	188.31	193.31	3.29	0.38	0.140	38753	2.10	300
04-DD-WH-01	340.00	345.00	7.75	1.84	0.213	35335	2.31	100	05-DD-WH-06-A	193.31	198.31	2.78	0.25	0.098	41754	1.84	300
04-DD-WH-01	345.00	350.00	3.42	2.74	0.377	58035	2.24	100	05-DD-WH-06-A	198.31	203.31	3.00	0.74	0.556	51349	3.91	300
04-DD-WH-01	350.00	355.00	11.88	4.20	1.298	67400	3.82	100	05-DD-WH-06-A	203.31	208.31	1.00	0.75	0.220	45621	1.78	300
04-DD-WH-01	355.00	360.00	7.32	2.29	0.603	57255	2.46	100	05-DD-WH-06-A	208.31	213.31	0.90	0.52	0.159	42868	1.31	300
04-DD-WH-01	360.00	365.00	3.30	1.14	0.277	45580	0.94	100	05-DD-WH-06-A	213.31	218.31	1.70	0.75	0.230	42207	1.73	300
04-DD-WH-01	365.00	370.00	0.93	0.47	0.153	35710	0.61	100	05-DD-WH-06-A	218.31	223.31	0.86	0.77	0.207	44927	1.65	300
04-DD-WH-01	370.00	375.00	3.15	0.64	0.201	44380	0.80	100	05-DD-WH-06-A	223.31	228.31	2.14	0.27	0.106	40190	2.49	300
04-DD-WH-01	375.00	380.00	3.58	0.54	0.291	48485	1.41	100	05-DD-WH-06-A	228.31	233.31	0.66	0.27	0.099	40726	1.40	300
04-DD-WH-01	380.00	385.00	2.64	0.73	0.220	34990	0.67	100	05-DD-WH-06-A	233.31	238.31	1.34	1.14	0.243	48717	1.08	300
04-DD-WH-01	385.00	390.00	8.69	1.16	0.362	48945	1.53	100	05-DD-WH-06-A	238.31	243.31	1.80	0.54	0.165	54460	1.49	300
04-DD-WH-01	390.00	395.00	4.10	0.88	0.318	39520	1.05	100	05-DD-WH-06-A	243.31	248.31	1.18	0.74	0.207	53238	1.58	300
04-DD-WH-01	395.00	400.00	14.20	3.65	0.240	48160	0.80	100	05-DD-WH-06-A	248.31	253.31	0.83	0.76	0.159	54542	0.86	300
04-DD-WH-01	400.00	405.00	1.49	0.85	0.256	45510	0.37	100	05-DD-WH-06-A	253.31	258.31	0.89	0.53	0.126	50930	0.43	300
04-DD-WH-01	405.00	410.00	0.91	0.54	0.153	46300	0.22	100	05-DD-WH-06-A	258.31	263.31	14.20	0.42	0.124	44926	1.26	300

 February 15, 2008

04-DD-WH-01	410.00	415.00	2.96	0.87	0.170	51005	1.07	100	05-DD-WH-06-A	263.31	268.31	2.40	0.90	0.213	46829	1.58	300
04-DD-WH-01	415.00	420.00	2.65	0.44	0.122	55038	1.68	100	05-DD-WH-06-A	268.31	273.31	14.20	0.78	0.255	43141	0.86	300
04-DD-WH-01	420.00	425.00	1.09	0.84	0.208	29964	1.00	100	05-DD-WH-06-A	273.31	278.31	10.57	0.39	0.131	44320	1.20	300
04-DD-WH-01	425.00	430.00	2.71	1.02	0.285	33820	1.33	100	05-DD-WH-06-A	278.31	283.31	1.61	0.38	0.125	49390	1.32	300
04-DD-WH-01	430.00	435.00	8.15	1.07	0.323	38790	1.42	100	05-DD-WH-06-A	283.31	288.31	0.80	0.44	0.159	46686	1.61	300
04-DD-WH-01	435.00	440.00	14.20	0.93	0.315	44340	1.73	100	05-DD-WH-06-A	288.31	293.31	2.03	0.76	0.181	51071	1.91	300
04-DD-WH-01	440.00	445.00	3.35	1.40	0.394	41210	1.53	100	05-DD-WH-06-A	293.31	298.31	5.57	1.01	0.258	53799	1.65	300
04-DD-WH-01	445.00	450.00	3.30	1.10	0.388	47930	1.87	100	05-DD-WH-06-A	298.31	303.31	2.14	0.56	0.179	43156	2.19	300
04-DD-WH-01	450.00	455.00	2.96	0.62	0.207	35350	1.10	100	05-DD-WH-06-A	303.31	308.31	1.73	0.46	0.198	35711	1.67	300
04-DD-WH-01	455.00	460.00	1.09	0.56	0.163	26164	0.98	100	05-DD-WH-06-A	308.31	313.31	3.80	0.21	0.087	38280	2.20	300
04-DD-WH-01	460.00	465.00	1.37	0.95	0.293	34512	1.46	100	05-DD-WH-06-A	313.31	318.31	1.63	1.17	0.310	42226	1.65	300
04-DD-WH-01	465.00	470.00	1.12	0.57	0.159	30916	0.57	100	05-DD-WH-06-A	318.31	323.31	1.95	0.41	0.176	36110	2.39	300
04-DD-WH-02	206.72	211.72	2.36	0.36	0.207	41111	0.38	100	05-DD-WH-06-A	323.31	328.31	0.50	0.17	0.090	37490	1.01	300
04-DD-WH-02	211.72	216.72	2.65	0.55	0.357	45790	0.70	100	05-DD-WH-06-A	328.31	333.31	0.70	0.21	0.100	49996	0.69	300
04-DD-WH-02	216.72	221.72	1.99	0.45	0.286	58833	0.44	100	05-DD-WH-06-A	333.31	338.31	0.57	0.26	0.111	47976	0.34	300
04-DD-WH-02	221.72	226.72	1.45	0.20	0.167	46896	0.31	100	05-DD-WH-06-A	338.31	343.31	0.66	0.22	0.089	42698	0.42	300
04-DD-WH-02	226.72	231.72	2.61	0.33	0.383	51873	0.63	100	05-DD-WH-06-A	343.31	348.31	1.00	0.28	0.097	42128	0.71	300
04-DD-WH-02	231.72	236.72	2.15	0.53	0.382	51730	0.47	100	05-DD-WH-06-A	348.31	353.31	0.87	0.44	0.163	41625	1.14	300
04-DD-WH-02	236.72	241.72	3.04	2.29	0.498	52070	1.42	100	05-DD-WH-06-A	353.31	358.31	0.50	0.31	0.096	39200	0.99	300
04-DD-WH-02	241.72	246.72	2.25	2.69	0.332	48509	1.61	100	05-DD-WH-06-A	358.31	363.31	0.71	0.30	0.060	34844	1.23	300
04-DD-WH-02	246.72	251.72	3.17	2.56	0.291	56986	1.42	100	05-DD-WH-06-A	363.31	368.31	0.80	0.53	0.141	35606	1.14	300
04-DD-WH-02	251.72	256.72	2.11	1.16	0.165	59554	1.09	100	05-DD-WH-06-A	368.31	373.31	1.07	0.17	0.076	39294	1.22	300
04-DD-WH-02	256.72	261.72	1.24	1.31	0.146	72551	1.12	100	05-DD-WH-06-A	373.31	378.31	2.36	0.31	0.074	51856	1.86	300
04-DD-WH-02	261.72	266.72	0.87	1.00	0.150	58572	0.78	100	05-DD-WH-06-A	378.31	383.31	1.60	0.35	0.084	30767	1.78	300
04-DD-WH-02	266.72	271.72	1.48	0.79	0.168	56847	1.36	100	05-DD-WH-06-A	383.31	388.31	1.60	0.24	0.078	31357	1.87	300
04-DD-WH-02	271.72	276.72	1.24	0.91	0.152	47156	1.39	100	05-DD-WH-06-A	388.31	393.31	1.98	0.23	0.082	29649	1.52	300
04-DD-WH-02	276.72	281.72	0.71	1.17	0.163	49149	0.80	100	05-DD-WH-06-A	393.31	398.31	1.01	0.17	0.118	27018	0.80	300
04-DD-WH-02	281.72	286.72	0.75	0.62	0.135	46173	1.26	100	05-DD-WH-06-A	398.31	403.31	1.00	0.28	0.099	27853	0.46	300
04-DD-WH-02	286.72	291.72	1.07	0.64	0.095	44610	1.77	100	05-DD-WH-06-A	403.31	408.31	1.66	0.64	0.133	30031	1.64	300
04-DD-WH-02	291.72	296.72	0.83	0.61	0.081	45314	1.66	100	05-DD-WH-06-A	408.31	413.31	1.56	0.14	0.261	46752	1.35	300
04-DD-WH-02	296.72	301.72	0.86	0.79	0.066	45595	2.30	100	05-DD-WH-06-A	413.31	418.31	1.25	0.11	0.052	29766	1.69	300
04-DD-WH-02	301.72	306.72	1.19	0.37	0.027	49037	2.91	100	05-DD-WH-06-A	418.31	423.31	1.29	0.08	0.043	30935	1.58	300
04-DD-WH-02	306.72	311.72	0.67	0.40	0.025	51135	3.31	100	05-DD-WH-06-A	423.31	428.31	0.71	0.09	0.036	30376	1.91	300
04-DD-WH-02	311.72	316.72	0.90	0.92	0.062	49527	1.96	100	05-DD-WH-06-A	428.31	433.31	1.00	0.11	0.059	26988	1.58	300
04-DD-WH-02	316.72	321.72	1.76	0.73	0.081	55474	1.95	100	05-DD-WH-06-A	433.31	438.31	1.82	0.24	0.127	22904	2.08	300
04-DD-WH-02	321.72	326.72	1.68	0.55	0.083	53045	1.64	100	05-DD-WH-06-A	438.31	443.31	1.06	0.41	0.181	18699	2.19	300
04-DD-WH-02	326.72	331.72	0.76	0.46	0.083	46609	0.84	100	05-DD-WH-06-A	443.31	448.31	0.80	0.24	0.153	21088	1.85	300
04-DD-WH-02	331.72	336.72	2.34	0.73	0.134	47323	2.59	100	05-DD-WH-06-A	448.31	453.31	1.80	0.10	0.062	26544	1.84	300
04-DD-WH-02	336.72	341.72	1.50	0.61	0.096	40059	1.36	100	05-DD-WH-06-A	453.31	458.31	1.00	0.07	0.048	40133	1.64	300
04-DD-WH-02	341.72	346.72	4.32	0.92	0.146	59794	2.88	100	05-DD-WH-06-A	458.31	463.31	0.60	0.05	0.042	23168	1.77	300
04-DD-WH-02	346.72	351.72	0.69	0.79	0.140	51072	0.55	100	05-DD-WH-06-A	463.31	468.31	1.26	0.33	0.178	15148	2.46	300
04-DD-WH-02	351.72	356.72	0.81	0.64	0.140	44497	0.37	100	05-DD-WH-06-A	468.31	473.31	0.91	0.24	0.110	20672	1.64	300
04-DD-WH-02	356.72	361.72	1.53	0.78	0.164	35862	0.64	100	05-DD-WH-06-A	473.31	478.31	0.50	0.30	0.166	23753	1.69	300
04-DD-WH-02	361.72	366.72	0.98	1.00	0.177	34325	0.40	100	05-DD-WH-06-A	478.31	483.31	0.50	0.17	0.089	25376	1.69	300
04-DD-WH-02	366.72	371.72	0.69	0.76	0.129	37213	0.24	100	05-DD-WH-07	303.00	308.00	0.72	0.18	0.158	34617	1.99	300
04-DD-WH-02	371.72	376.72	2.89	1.50	0.205	55534	0.97	100	05-DD-WH-07	308.00	313.00	1.30	0.12	0.076	34657	3.07	300
04-DD-WH-02	376.72	381.72	2.45	2.07	0.293	50100	1.05	100	05-DD-WH-07	313.00	318.00	1.40	0.10	0.097	39320	1.30	300
04-DD-WH-02	381.72	386.72	2.94	0.96	0.205	46009	1.17	100	05-DD-WH-07	318.00	323.00	1.20	0.30	0.217	33723	1.97	300
04-DD-WH-02	386.72	391.72	1.19	0.05	0.005	31634	1.11	100	05-DD-WH-07	323.00	328.00	2.34	0.42	0.347	36360	3.60	300
04-DD-WH-02	391.72	396.72	2.10	0.36	0.073	36650	1.36	100	05-DD-WH-07	328.00	333.00	1.97	0.15	0.144	34310	1.25	300
04-DD-WH-02	396.72	401.72	4.97	0.98	0.389	48657	1.63	100	05-DD-WH-07	333.00	338.00	2.50	0.11	0.102	30741	1.17	300
04-DD-WH-02	401.72	406.72	0.83	0.07	0.007	28277	1.03	100	05-DD-WH-07	338.00	343.00	0.74	0.46	0.230	27087	2.40	300
04-DD-WH-02	406.72	411.72	0.59	0.03	0.007	35082	1.28	100	05-DD-WH-07	343.00	348.00	0.50	0.24	0.138	28161	1.50	300
04-DD-WH-02	411.72	416.72	0.67	0.06	0.007	29085	1.12	100	05-DD-WH-07	348.00	353.00	0.74	0.20	0.131	25635	1.18	300
04-DD-WH-02	416.72	421.72	3.30	0.89	0.164	40601	1.42	100	05-DD-WH-07	353.00	358.00	1.40	0.44	0.172	46530	1.55	300
04-DD-WH-02	421.72	426.72	9.39	1.41	0.345	48982	1.51	100	05-DD-WH-07	358.00	363.00	0.80	0.19	0.112	40017	1.82	300
04-DD-WH-02	426.72	431.72	3.79	0.62	0.244	40429	1.12	100	05-DD-WH-07	363.00	368.00	2.04	0.39	0.237	37174	2.83	300
04-DD-WH-02	431.72	436.72	2.70	1.62	0.347	23463	0.28	100	05-DD-WH-07	368.00	373.00	2.08	0.31	0.138	31150	2.57	300
04-DD-WH-02	436.72	441.72	3.01	1.51	0.373	19578	0.25	100	05-DD-WH-07	373.00	378.00	1.08	0.29	0.114	34485	2.50	300
04-DD-WH-02	441.72	446.72	2.79	0.86	0.338	27562	0.23	100	05-DD-WH-07	378.00	383.00	1.40	0.49	0.145	28273	1.89	300
04-DD-WH-02	446.72	451.72	1.98	0.41	0.226	27334	0.15	100	05-DD-WH-07	383.00	388.00	1.00	0.26	0.105	23456	1.19	300
04-DD-WH-02	451.72	456.72	2.33	0.71	0.275	23126	0.20	100	05-DD-WH-07	388.00	393.00	1.12	0.38	0.105	22253	1.39	300
04-DD-WH-02	456.72	461.72	0.77	0.27	0.174	18347	0.14	100	05-DD-WH-07	393.00	398.00	1.68	0.26	0.081	21940	1.43	300
04-DD-WH-02	461.72	466.72	0.93	0.14	0.139	23038	0.14	100	05-DD-WH-07	398.00	403.00	1.00	0.28	0.110	27417	1.21	300
04-DD-WH-02	466.72	471.72	0.91	0.14	0.193	24035	0.11	100	05-DD-WH-07	403.00	408.00	1.24	0.46	0.117	33670	1.36	300
04-DD-WH-02	471.72	476.72	1.23	0.11	0.232	26450	0.11	100	05-DD-WH-07	408.00	413.00	2.36	1.41	0.398	26295	3.83	300
04-DD-WH-02	476.72	481.72	3.23	0.25	0.154	24852	0.22	100	05-DD-WH-07	413.00	418.00	1.00	0.55	0.153	33342	1.35	300
04-DD-WH-02	481.72	486.72	1.45	0.30	0.312	23280	0.11	100	05-DD-WH-07	418.00	423.00	1.00	0.31	0.084	40539	1.66	300
04-DD-WH-02	486.72	491.72	0.99	0.24	0.244	23830	0.10	100	05-DD-WH-07	423.00	428.00	1.00	0.42	0.073	41538	1.09	300
04-DD-WH-05	68.90	73.90	0.54	0.30	0.290	46320	1.17	100	05-DD-WH-07	428.00	433.00	0.80	0.44	0.081	42259	0.86	300
04-DD-WH-05	73.90	78.90	1.55	0.37	0.236	33454	0.95	100	05-DD-WH-07	433.00	438.00	1.40	0.69	0.170	48063	1.07	300
04-DD-WH-05	78.90	83.90	12.13	0.18	0.177	33283	0.96	100	05-DD-WH-07	438.00	443.00	0.70	0.44	0.105	49379	2.47	300
04-DD-WH-05	83.90	88.90	1.10	0.61	0.364	44988	1.02	100	05-DD-WH-07	443.00	448.00	0.90	0.45	0.099	39980	1.20	300
04-DD-WH-05	88.90	93.90	4.83	0.78	0.447	38706	1.18	100	05-DD-WH-07	448.00	453.00	0.85	0.40	0.096	43369	2.03	300
04-DD-WH-05	93.90	98.90	4.64	1.15	0.521	40897	1.56	100	05-DD-WH-07	453.00	458.00	0.50	0.47	0.090	53068	1.62	300
04-DD-WH-05	98.90	103.90	1.82	0.82	0.328	38493	1.00	100	05-DD-WH-07	458.00	463.00	0.50	0.66	0.153	59232	1.59	300
04-DD-WH-05	103.90	108.90	1.17	0.83	0.263	40100	1.39	100	05-DD-WH-07	463.00	468.00	0.50	0.61	0.087	50088	3.66	300
04-DD-WH-05	108.90	113.90	1.10	0.74	0.247	35759	1.17	100	05-DD-WH-07	468.00	473.00	1.08	0.43	0.057	53089	3.38	300
04-DD-WH-05	113.90	118.90	2.29	1.21	0.488	47146	2.35	100	05-DD-WH-07	473.00	478.00	3.04	0.50	0.072	58788	1.91	300
04-DD-WH-05	118.90	123.90	5.89	3.72	1.263	56654	2.87	100	05-DD-WH-07	478.00	483.00	2.78	0.21	0.036	58218	5.47	300
04-DD-WH-05	123.90	128.90	5.70	1.90	0.459	31928	2.15	100	05-DD-WH-07	483.00	488.00	1.56	0.34	0.058	58355	2.75	300
04-DD-WH-05	128.90	133.90	11.97	1.44	0.500	74542	5.40	100	05-DD-WH-07	488.00	493.00	1.18	0.25	0.042	55285	4.41	300
04-DD-WH-05	133.90	138.90	1.66	1.79	0.413	48032	2.30	100	05-DD-WH-07	493.00	498.00	0.90	0.10	0.030	40686	3.48	300
04-DD-WH-05	138.90	143.90	14.20	2.87	0.629	56865	2.88	100	05-DD-WH-07	498.00	503.00	2.10	0.09	0.033	30120	2.45	300
04-DD-WH-05	143.90	148.90	14.20	3.25	0.908	69063	3.43	100	05-DD-WH-07	503.00	508.00	0.50	0.14	0.046	40600	1.74	300
04-DD-WH-05	148.90	153.90	14.20	2.59	0.559	71462	4.41	100	05-DD-WH-07	508.00	513.00	0.50	0.18	0.072	51115	2.24	300
04-DD-WH-05	153.90	158.90	1.47	1.73	0.305	26024	0.78	100	05-DD-WH-07	513.00	518.00	0.60	0.11	0.045	45403	2.12	300
04-DD-WH-05	158.90	163.90	1.92	2.60	0.507	49173	1.21	100	05-DD-WH-07	518.00	523.00	0.80	0.15	0.068	48680	2.40	300
04-DD-WH-05	163.90	168.90	2.42	2.38	0.506	51622	1.23	100	05-DD-WH-07	523.00	528.00	0.90	0.12	0.034	63899	2.28	300
04-DD-WH-05	168.90	173.90	10.25	2.69	0.897	56586	3.50	100	05-DD-WH-07	528.00	533.00	1.30	0.15	0.063	52939	3.04	300
04-DD-WH-05	173.90	178.90	3.38	2.65	0.573	57362	1.76	100	05-DD-WH-07	533.00	538.00	1.40	0.61	0.145	36045	1.94	300

 February 15, 2008

04-DD-WH-05	178.90	183.90	7.22	2.52	0.559	56424	1.19	100	05-DD-WH-07	538.00	543.00	1.80	0.41	0.082	44754	4.35	300
04-DD-WH-05	183.90	188.90	7.22	2.53	0.536	47000	1.39	100	05-DD-WH-07	543.00	548.00	0.70	0.24	0.072	56681	4.06	300
04-DD-WH-05	188.90	193.90	0.88	2.02	0.283	37217	0.68	100	05-DD-WH-07	548.00	553.00	1.70	0.26	0.076	51681	4.37	300
04-DD-WH-05	193.90	198.90	1.21	3.41	0.386	36891	0.59	100	05-DD-WH-07	553.00	558.00	1.00	0.27	0.057	40582	3.73	300
04-DD-WH-05	198.90	203.90	0.87	2.73	0.305	35066	0.50	100	05-DD-WH-07	558.00	563.00	0.60	0.31	0.070	39781	3.24	300
04-DD-WH-05	203.90	208.90	0.66	2.35	0.257	33099	0.53	100	05-DD-WH-07	563.00	568.00	0.70	0.05	0.024	39099	2.56	300
04-DD-WH-05	208.90	213.90	0.52	1.88	0.209	37225	0.51	100	05-DD-WH-07	568.00	573.00	0.90	0.06	0.023	39261	3.14	300
04-DD-WH-05	213.90	218.90	0.58	0.89	0.078	40814	1.20	100	05-DD-WH-07	573.00	578.00	0.50	0.04	0.020	41518	2.35	300
04-DD-WH-05	218.90	223.90	0.43	1.12	0.102	42180	0.74	100	05-DD-WH-07	578.00	583.00	0.70	0.02	0.007	52320	1.28	300
04-DD-WH-05	223.90	228.90	0.41	1.23	0.093	35883	0.87	100	05-DD-WH-07	583.00	588.00	0.50	0.04	0.011	42223	2.32	300
04-DD-WH-05	228.90	233.90	1.24	1.24	0.154	40643	1.01	100	05-DD-WH-07	588.00	593.00	0.62	0.03	0.006	45303	4.55	300
04-DD-WH-05	233.90	238.90	1.76	1.35	0.209	31718	0.31	100	05-DD-WH-07	593.00	598.00	0.60	0.03	0.003	39568	4.05	300
04-DD-WH-05	238.90	243.90	0.55	0.56	0.079	63358	0.56	100	05-DD-WH-07	598.00	603.00	0.50	0.03	0.006	28460	2.78	300
04-DD-WH-05	243.90	248.90	2.20	1.06	0.169	73452	2.67	100	05-DD-WH-07	603.00	608.00	0.50	0.02	0.007	28101	2.72	300
04-DD-WH-05	248.90	253.90	1.23	0.57	0.096	62590	1.57	100	05-DD-WH-07	608.00	613.00	1.10	0.22	0.070	45714	3.03	300
04-DD-WH-05	253.90	258.90	0.55	0.27	0.040	57359	0.52	100	05-DD-WH-07	613.00	618.00	2.90	0.30	0.089	49881	2.97	300
04-DD-WH-05	258.90	263.90	0.86	0.34	0.067	54000	0.70	100	05-DD-WH-07	618.00	623.00	2.20	0.27	0.056	55157	3.29	300
04-DD-WH-05	263.90	268.90	0.91	0.47	0.088	55011	1.89	100	05-DD-WH-07	623.00	628.00	1.40	0.19	0.050	63360	2.19	300
04-DD-WH-05	268.90	273.90	1.37	0.42	0.081	50758	1.67	100	05-DD-WH-07	628.00	633.00	1.08	0.53	0.122	62571	1.64	300
04-DD-WH-05	273.90	278.90	1.76	0.54	0.120	58588	1.36	100	05-DD-WH-07	633.00	638.00	1.32	0.31	0.063	71326	1.26	300
04-DD-WH-05	278.90	283.90	1.71	0.48	0.099	52975	2.79	100	05-DD-WH-07	638.00	643.00	1.10	0.29	0.070	57662	2.02	300
04-DD-WH-05	283.90	288.90	1.55	0.51	0.087	56985	3.15	100	05-DD-WH-07	643.00	648.00	1.10	0.64	0.084	58219	2.74	300
05-DD-WH-07	642.00	647.00	0.80	0.57	0.091	57036	2.52	100	05-DD-WH-07	648.00	653.00	2.20	0.47	0.075	55178	3.20	300
05-DD-WH-07	647.00	652.00	2.00	0.52	0.080	52768	2.29	100	05-DD-WH-07	653.00	658.00	1.66	0.31	0.078	42778	4.07	300
05-DD-WH-07	652.00	657.00	2.16	0.40	0.087	51500	4.86	100	05-DD-WH-07	658.00	663.00	0.95	0.49	0.116	58391	2.50	300
05-DD-WH-07	657.00	662.00	0.90	0.39	0.093	53657	2.63	100	05-DD-WH-07	663.00	668.00	1.70	1.04	0.288	41797	2.33	300
05-DD-WH-07	662.00	667.00	1.75	1.09	0.283	41194	2.44	100	05-DD-WH-07	668.00	673.00	1.90	0.49	0.153	50481	1.97	300
05-DD-WH-07	667.00	672.00	1.90	0.46	0.156	51569	2.16	100	05-DD-WH-07	673.00	678.00	0.82	0.27	0.112	52201	2.05	300
05-DD-WH-07	672.00	677.00	0.94	0.34	0.150	53496	2.00	100	05-DD-WH-07	678.00	683.00	1.39	0.18	0.057	43795	1.70	300
05-DD-WH-09	308.30	313.30	1.07	0.31	0.135	25511	0.79	100	05-DD-WH-07	683.00	688.00	0.77	0.21	0.061	42441	1.36	300
05-DD-WH-09	313.30	318.30	1.94	0.46	0.157	40894	1.12	100	05-DD-WH-07	688.00	693.00	1.81	0.17	0.057	38796	2.10	300
05-DD-WH-09	318.30	323.30	1.00	0.48	0.155	36008	0.61	100	05-DD-WH-07	693.00	698.00	0.80	0.18	0.076	38899	1.16	300
05-DD-WH-09	323.30	328.30	1.40	0.73	0.139	45181	1.38	100	05-DD-WH-07	698.00	703.00	1.00	0.26	0.092	36801	1.19	300
05-DD-WH-09	328.30	333.30	2.40	1.07	0.182	42743	1.30	100	05-DD-WH-07	703.00	708.00	1.77	0.28	0.177	38274	2.31	300
05-DD-WH-09	333.30	338.30	1.66	1.81	0.329	47777	1.45	100	05-DD-WH-07	708.00	713.00	0.93	0.26	0.096	32514	2.34	300
05-DD-WH-09	338.30	343.30	7.20	1.36	0.305	49782	3.75	100	05-DD-WH-07	713.00	718.00	1.52	0.21	0.080	28856	2.14	300
05-DD-WH-09	343.30	348.30	5.74	1.28	0.289	49554	2.55	100	05-DD-WH-07	718.00	723.00	1.01	0.36	0.141	26310	1.83	300
05-DD-WH-09	348.30	353.30	0.80	1.05	0.222	41953	0.88	100	05-DD-WH-07	723.00	728.00	6.01	0.32	0.114	27646	1.59	300
05-DD-WH-09	353.30	358.30	1.34	0.78	0.199	39585	1.00	100	05-DD-WH-07	728.00	733.00	2.12	0.24	0.103	31309	1.50	300
05-DD-WH-09	358.30	363.30	1.20	0.90	0.195	41768	0.50	100	05-DD-WH-07	733.00	738.00	1.66	0.31	0.175	25715	1.72	300
05-DD-WH-09	363.30	368.30	0.80	0.64	0.143	42956	0.50	100	05-DD-WH-07	738.00	743.00	1.68	0.73	0.502	33706	4.37	300
05-DD-WH-09	368.30	373.30	1.00	1.05	0.210	48715	1.11	100	05-DD-WH-07	743.00	748.00	2.36	0.29	0.298	39050	4.01	300
05-DD-WH-09	373.30	378.30	1.86	0.90	0.224	48564	1.27	100	05-DD-WH-08	4.74	9.74	0.90	0.18	0.132	34060	1.45	300
05-DD-WH-09	378.30	383.30	2.40	0.88	0.262	48041	1.33	100	05-DD-WH-08	9.74	14.74	0.70	0.05	0.076	35420	0.86	300
05-DD-WH-09	383.30	388.30	1.72	0.98	0.247	42373	0.58	100	05-DD-WH-08	14.74	19.74	0.70	0.04	0.044	39540	1.76	300
05-DD-WH-09	388.30	393.30	2.94	1.92	0.450	42448	1.00	100	05-DD-WH-08	19.74	24.74	1.30	0.20	0.165	38100	2.51	300
05-DD-WH-09	393.30	398.30	2.05	0.73	0.203	42667	0.68	100	05-DD-WH-08	24.74	29.74	6.00	0.32	0.373	52480	4.59	300
05-DD-WH-09	398.30	403.30	1.15	0.43	0.160	51281	1.12	100	05-DD-WH-08	29.74	34.74	2.28	0.38	0.345	48334	2.66	300
05-DD-WH-09	403.30	408.30	2.60	0.79	0.206	46647	1.85	100	05-DD-WH-08	34.74	39.74	2.53	0.29	0.218	46104	1.02	300
05-DD-WH-09	408.30	413.30	1.68	0.78	0.183	53756	1.30	100	05-DD-WH-08	39.74	44.74	1.10	0.43	0.337	42693	2.25	300
05-DD-WH-09	413.30	418.30	1.52	1.19	0.241	46224	0.58	100	05-DD-WH-08	44.74	49.74	0.82	0.59	0.352	45376	1.22	300
05-DD-WH-09	418.30	423.30	4.32	0.79	0.172	44679	3.14	100	05-DD-WH-08	49.74	54.74	1.45	0.79	0.545	43786	2.45	300
05-DD-WH-09	423.30	428.30	2.76	1.28	0.315	56309	1.99	100	05-DD-WH-08	54.74	59.74	5.58	0.50	0.410	49805	3.59	300
05-DD-WH-09	428.30	433.30	1.40	1.10	0.237	50442	0.50	100	05-DD-WH-08	59.74	64.74	1.86	0.65	0.480	42022	2.52	300
05-DD-WH-09	433.30	438.30	2.66	2.05	0.201	42876	2.16	100	05-DD-WH-08	64.74	69.74	1.40	0.45	0.299	39576	2.87	300
05-DD-WH-09	438.30	443.30	2.62	1.38	0.240	45640	1.50	100	05-DD-WH-08	69.74	74.74	0.97	0.81	0.462	41616	3.44	300
05-DD-WH-09	443.30	448.30	2.02	1.10	0.217	51959	2.56	100	05-DD-WH-08	74.74	79.74	3.54	2.04	1.051	51819	5.42	300
05-DD-WH-09	448.30	453.30	0.83	0.03	0.008	33380	2.47	100	05-DD-WH-08	79.74	84.74	2.97	0.79	0.470	48903	4.24	300
05-DD-WH-09	453.30	458.30	0.80	0.02	0.005	31969	2.19	100	05-DD-WH-08	84.74	89.74	4.99	0.98	0.563	49956	4.25	300
05-DD-WH-09	458.30	463.30	0.80	0.03	0.005	31201	1.95	100	05-DD-WH-08	89.74	94.74	1.27	0.47	0.295	37730	3.33	300
05-DD-WH-09	463.30	468.30	1.06	0.07	0.011	28451	1.92	100	05-DD-WH-08	94.74	99.74	1.68	0.33	0.205	53436	4.03	300
05-DD-WH-09	468.30	473.30	2.92	0.83	0.149	45305	1.93	100	05-DD-WH-08	99.74	104.74	0.67	0.01	0.023	33182	2.85	300
05-DD-WH-09	473.30	478.30	1.82	0.81	0.138	49173	1.49	100	05-DD-WH-08	104.74	109.74	1.28	0.02	0.013	35239	4.11	300
05-DD-WH-09	478.30	483.30	1.84	1.92	0.224	45075	0.98	100	05-DD-WH-08	109.74	114.74	2.92	0.01	0.007	35979	4.21	300
05-DD-WH-09	483.30	488.30	1.62	1.30	0.204	41349	0.64	100	05-DD-WH-08	114.74	119.74	0.73	0.00	0.003	34746	4.48	300
05-DD-WH-09	488.30	493.30	2.14	0.49	0.226	46012	0.87	100	05-DD-WH-08	119.74	124.74	0.67	0.00	0.021	32314	4.42	300
05-DD-WH-09	493.30	498.30	2.66	0.49	0.188	62217	0.92	100	05-DD-WH-08	124.74	129.74	0.59	0.01	0.025	30854	4.61	300
05-DD-WH-09	498.30	503.30	2.66	0.51	0.201	61516	1.96	100	05-DD-WH-08	129.74	134.74	1.61	0.01	0.044	30088	4.27	300
05-DD-WH-09	503.30	508.30	2.66	0.31	0.169	50012	1.73	100	05-DD-WH-08	134.74	139.74	0.59	0.01	0.022	27476	3.62	300
05-DD-WH-09	508.30	513.30	2.80	0.37	0.184	63750	2.69	100	05-DD-WH-08	139.74	144.74	1.34	0.01	0.045	29815	3.82	300
05-DD-WH-12	74.50	79.50	1.95	0.21	0.206	38377	1.53	100	05-DD-WH-08	144.74	149.74	0.57	0.01	0.011	33872	2.45	300
05-DD-WH-12	79.50	84.50	6.16	0.26	0.289	37348	2.40	100	05-DD-WH-08	149.74	154.74	0.50	0.00	0.005	37081	1.57	300
05-DD-WH-12	84.50	89.50	2.20	0.28	0.267	32560	1.28	100	05-DD-WH-08	154.74	159.74	0.50	0.01	0.005	36535	1.71	300
05-DD-WH-12	89.50	94.50	2.90	0.42	0.386	33080	1.72	100	05-DD-WH-08	159.74	164.74	0.50	0.01	0.009	35644	0.95	300
05-DD-WH-12	94.50	99.50	3.30	0.67	0.409	33370	1.42	100	05-DD-WH-08	164.74	169.74	0.53	0.01	0.008	32693	1.22	300
05-DD-WH-12	99.50	104.50	2.36	0.96	0.445	43490	1.49	100	05-DD-WH-08	169.74	174.74	1.26	0.03	0.023	30969	3.24	300
05-DD-WH-12	104.50	109.50	4.40	0.97	0.463	41650	2.33	100	05-DD-WH-08	174.74	179.74	2.11	0.03	0.050	38933	4.04	300
05-DD-WH-12	109.50	114.50	1.90	0.80	0.340	47260	1.24	100	05-DD-WH-08	179.74	184.74	0.70	0.01	0.037	32508	3.95	300
05-DD-WH-12	114.50	119.50	3.00	0.87	0.340	39240	1.82	100	05-DD-WH-08	184.74	189.74	0.50	0.04	0.044	31281	4.49	300
05-DD-WH-12	119.50	124.50	3.20	1.26	0.405	39430	1.77	100	05-DD-WH-08	189.74	194.74	1.00	0.07	0.173	26855	2.82	300
05-DD-WH-12	124.50	129.50	3.70	2.01	0.604	53590	2.27	100	05-DD-WH-08	194.74	199.74	1.96	0.07	0.167	30099	3.10	300
05-DD-WH-12	129.50	134.50	3.60	2.56	0.709	53690	1.07	100	05-DD-WH-08	199.74	204.74	1.97	0.15	0.282	23190	2.51	300
05-DD-WH-12	134.50	139.50	3.30	1.54	0.413	39400	0.72	100	05-DD-WH-08	204.74	209.74	1.23	0.12	0.229	24919	3.15	300
05-DD-WH-12	139.50	144.50	1.80	1.94	0.445	50890	1.11	100	05-DD-WH-08	209.74	214.74	1.00	0.10	0.103	30482	3.86	300
05-DD-WH-12	144.50	149.50	1.90	1.92	0.407	59430	1.38	100	05-DD-WH-09	253.00	258.00	0.78	0.14	0.151	41310	1.99	300
05-DD-WH-12	149.50	154.50	2.00	2.38	0.494	69400	2.74	100	05-DD-WH-09	258.00	263.00	1.58	0.31	0.193	46666	0.54	300
05-DD-WH-12	154.50	159.50	1.90	1.14	0.274	66200	3.80	100	05-DD-WH-09	263.00	268.00	1.30	0.18	0.165	42620	1.39	300
05-DD-WH-12	159.50	164.50	1.30	1.30	0.256	62750	2.91	100	05-DD-WH-09	268.00	273.00	1.30	0.04	0.094	41660	0.19	300
05-DD-WH-12	164.50	169.50	1.50	1.15	0.282	71450	2.75	100	05-DD-WH-09	273.00	278.00	1.80	0.24	0.141	54460	1.72	300
05-DD-WH-12	169.50	174.50	1.30	0.82	0.282	56358	2.79	100	05-DD-WH-09	278.00	283.00	1.40	0.21	0.175	49280	1.21	300
05-DD-WH-12	174.50	179.50	2.80	0.84	0.179	41110	1.31	100	05-DD-WH-09	283.00	288.00	1.60	0.52	0.286	56360	0.99	300

 February 15, 2008

05-DD-WH-12	179.50	184.50	6.50	0.36	0.172	38770	3.00	100	05-DD-WH-09	288.00	293.00	0.80	0.42	0.203	44840	0.65	300
05-DD-WH-12	184.50	189.50	1.00	0.14	0.054	34720	1.54	100	05-DD-WH-09	293.00	298.00	1.22	0.22	0.145	45624	0.75	300
05-DD-WH-12	189.50	194.50	0.80	0.27	0.113	35650	1.72	100	05-DD-WH-09	298.00	303.00	0.97	0.21	0.116	37902	1.41	300
05-DD-WH-12	194.50	199.50	1.14	0.38	0.122	30120	2.21	100	05-DD-WH-09	303.00	308.00	0.84	0.31	0.117	32702	1.04	300
05-DD-WH-12	199.50	204.50	5.06	0.56	0.135	63562	6.00	100	05-DD-WH-09	308.00	313.00	0.99	0.31	0.133	25577	0.73	300
05-DD-WH-12	204.50	209.50	2.88	0.52	0.245	74120	7.92	100	05-DD-WH-09	313.00	318.00	2.00	0.45	0.157	40780	1.19	300
05-DD-WH-12	209.50	214.50	0.75	0.62	0.233	55182	5.46	100	05-DD-WH-09	318.00	323.00	1.00	0.47	0.157	35260	0.56	300
05-DD-WH-12	214.50	219.50	0.50	0.89	0.218	51080	3.62	100	05-DD-WH-09	323.00	328.00	1.34	0.73	0.137	45085	1.32	300
05-DD-WH-12	219.50	224.50	2.55	0.74	0.186	61010	5.59	100	05-DD-WH-09	328.00	333.00	2.40	1.04	0.177	43120	1.37	300
05-DD-WH-12	224.50	229.50	1.00	0.65	0.210	55714	4.63	100	05-DD-WH-09	333.00	338.00	1.60	1.73	0.312	46880	1.30	300
05-DD-WH-12	229.50	234.50	0.78	0.80	0.221	66405	5.70	100	05-DD-WH-09	338.00	343.00	6.60	1.42	0.318	49920	3.71	300
05-DD-WH-12	234.50	239.50	1.00	0.55	0.127	64440	5.67	100	05-DD-WH-09	343.00	348.00	6.40	1.32	0.291	49680	2.73	300
05-DD-WH-12	239.50	244.50	2.77	0.37	0.147	58112	4.88	100	05-DD-WH-09	348.00	353.00	0.80	1.05	0.225	42880	0.90	300
05-DD-WH-12	244.50	249.50	3.79	1.25	0.298	63415	5.10	100	05-DD-WH-09	353.00	358.00	1.40	0.80	0.199	39280	1.01	300
05-DD-WH-12	249.50	254.50	1.21	1.29	0.263	50637	4.42	100	05-DD-WH-09	358.00	363.00	1.20	0.91	0.199	41260	0.52	300
05-DD-WH-12	254.50	259.50	1.55	0.75	0.179	61921	5.38	100	05-DD-WH-09	363.00	368.00	0.80	0.61	0.141	42980	0.47	300
05-DD-WH-12	259.50	264.50	2.00	1.96	0.406	47987	1.54	100	05-DD-WH-09	368.00	373.00	1.00	1.05	0.207	48500	1.10	300
05-DD-WH-12	264.50	269.50	5.48	2.16	0.536	47218	2.34	100	05-DD-WH-09	373.00	378.00	1.80	0.88	0.220	48020	1.20	300
05-DD-WH-12	269.50	274.50	10.22	2.09	0.528	54396	4.73	100	05-DD-WH-09	378.00	383.00	2.40	0.93	0.269	48980	1.43	300
05-DD-WH-12	274.50	279.50	5.08	1.89	0.470	45778	3.22	100	05-DD-WH-09	383.00	388.00	1.60	0.84	0.226	42540	0.53	300
05-DD-WH-12	279.50	284.50	4.41	1.05	0.329	47048	2.99	100	05-DD-WH-09	388.00	393.00	3.00	2.01	0.458	42340	1.05	300
05-DD-WH-12	284.50	289.50	1.85	0.25	0.152	49610	3.99	100	05-DD-WH-09	393.00	398.00	2.20	0.80	0.220	42290	0.70	300
05-DD-WH-12	289.50	294.50	3.55	0.51	0.172	60378	5.28	100	05-DD-WH-09	398.00	403.00	1.00	0.41	0.155	50240	0.93	300
05-DD-WH-12	294.50	299.50	3.00	0.22	0.165	40880	2.09	100	05-DD-WH-09	403.00	408.00	2.60	0.79	0.206	47520	1.90	300
05-DD-WH-12	299.50	304.50	3.00	0.21	0.070	48448	3.16	100	05-DD-WH-09	408.00	413.00	1.80	0.76	0.184	53720	1.41	300
05-DD-WH-12	304.50	309.50	4.45	0.25	0.067	42197	0.87	100	05-DD-WH-09	413.00	418.00	1.40	1.20	0.243	46840	0.48	300
05-DD-WH-12	309.50	314.50	2.10	0.02	0.047	43450	0.65	100	05-DD-WH-09	418.00	423.00	4.20	0.79	0.172	44500	3.04	300
05-DD-WH-12	314.50	319.50	2.22	0.04	0.072	50847	0.98	100	05-DD-WH-09	423.00	428.00	3.00	1.28	0.312	55980	2.19	300
05-DD-WH-12	319.50	324.50	1.30	0.20	0.190	44945	0.72	100	05-DD-WH-09	428.00	433.00	1.40	1.07	0.234	50580	0.48	300
05-DD-WH-12	324.50	329.50	1.03	0.37	0.208	44105	1.16	100	05-DD-WH-09	433.00	438.00	2.60	2.07	0.207	43020	2.10	300
05-DD-WH-12	329.50	334.50	1.60	0.25	0.193	40150	1.78	100	05-DD-WH-09	438.00	443.00	2.60	1.31	0.229	45640	1.54	300
05-DD-WH-12	334.50	339.50	0.98	0.12	0.182	40065	0.93	100	05-DD-WH-09	443.00	448.00	2.13	1.21	0.236	52628	2.49	300
05-DD-WH-12	339.50	344.50	0.74	0.06	0.076	31916	0.66	100	05-DD-WH-09	448.00	453.00	0.80	0.04	0.009	33500	2.46	300
05-DD-WH-12	344.50	349.50	1.32	0.37	0.162	40186	0.84	100	05-DD-WH-09	453.00	458.00	0.80	0.02	0.005	32220	2.24	300
05-DD-WH-12	349.50	354.50	2.31	0.76	0.264	40993	1.56	100	05-DD-WH-09	458.00	463.00	0.80	0.02	0.005	30920	1.90	300
05-DD-WH-12	354.50	359.50	0.90	0.72	0.254	41190	1.54	100	05-DD-WH-09	463.00	468.00	1.00	0.05	0.006	28080	1.91	300
05-DD-WH-12	359.50	364.50	1.55	0.67	0.238	45142	1.26	100	05-DD-WH-09	468.00	473.00	2.80	0.79	0.142	44940	1.90	300
05-DD-WH-12	364.50	369.50	1.43	0.60	0.204	42800	2.32	100	05-DD-WH-09	473.00	478.00	2.00	0.84	0.142	48940	1.59	300
05-DD-WH-12	369.50	374.50	1.60	1.03	0.236	49800	1.39	100	05-DD-WH-09	478.00	483.00	1.60	1.65	0.204	45500	0.96	300
05-DD-WH-12	374.50	379.50	2.80	2.63	0.396	51600	1.52	100	05-DD-WH-09	483.00	488.00	1.80	1.57	0.218	40900	0.69	300
05-DD-WH-12	379.50	384.50	3.70	1.17	0.367	47510	2.32	100	05-DD-WH-09	488.00	493.00	2.20	0.50	0.230	46580	0.89	300
05-DD-WH-12	384.50	389.50	1.20	0.61	0.221	37990	0.82	100	05-DD-WH-09	493.00	498.00	2.60	0.45	0.186	60740	0.90	300
05-DD-WH-12	389.50	394.50	2.70	1.04	0.255	37580	1.37	100	05-DD-WH-09	498.00	503.00	2.60	0.55	0.206	62760	1.90	300
05-DD-WH-12	394.50	399.50	2.90	0.96	0.229	37090	1.36	100	05-DD-WH-09	503.00	508.00	2.60	0.29	0.162	48960	1.66	300
05-DD-WH-12	399.50	404.50	3.00	0.69	0.166	36660	2.35	100	05-DD-WH-09	508.00	513.00	2.80	0.36	0.190	62620	2.54	300
05-DD-WH-12	404.50	409.50	3.90	1.50	0.249	40750	3.12	100	05-DD-WH-09	513.00	518.00	1.60	0.20	0.120	60980	1.81	300
05-DD-WH-12	409.50	414.50	4.40	2.53	0.315	36200	2.49	100	05-DD-WH-09	518.00	523.00	1.20	0.06	0.083	55620	0.71	300
05-DD-WH-12	414.50	419.50	2.20	2.37	0.305	49270	2.01	100	05-DD-WH-09	523.00	528.00	1.00	0.09	0.090	63221	1.75	300
05-DD-WH-12	419.50	424.50	1.30	1.44	0.193	51350	1.82	100	05-DD-WH-10	277.00	282.00	0.50	0.17	0.120	41898	2.73	300
05-DD-WH-12	424.50	429.50	1.57	0.09	0.017	36588	3.18	100	05-DD-WH-10	282.00	287.00	0.70	0.45	0.343	43502	2.69	300
05-DD-WH-12	429.50	434.50	1.70	0.56	0.086	42950	2.86	100	05-DD-WH-10	287.00	292.00	2.02	0.59	0.380	43672	3.09	300
05-DD-WH-12	434.50	439.50	2.22	1.10	0.134	57028	1.17	100	05-DD-WH-10	292.00	297.00	0.50	0.37	0.183	42221	2.11	300
05-DD-WH-12	439.50	444.50	0.70	0.02	0.014	58040	0.24	100	05-DD-WH-10	297.00	302.00	0.70	0.23	0.122	32303	1.93	300
05-DD-WH-12	444.50	449.50	0.82	0.27	0.060	57461	0.68	100	05-DD-WH-10	302.00	307.00	0.85	0.34	0.148	41698	1.47	300
05-DD-WH-12	449.50	454.50	0.80	0.55	0.090	60040	0.68	100	05-DD-WH-10	307.00	312.00	1.00	0.34	0.176	34742	1.76	300
05-DD-WH-12	454.50	459.50	1.00	0.70	0.111	57110	0.80	100	05-DD-WH-10	312.00	317.00	1.40	0.13	0.071	37679	1.49	300
05-DD-WH-12	459.50	464.50	2.30	0.57	0.118	53290	1.75	100	05-DD-WH-10	317.00	322.00	0.69	0.29	0.115	37821	2.03	300
05-DD-WH-12	464.50	469.50	2.00	0.46	0.097	60870	2.82	100	05-DD-WH-10	322.00	327.00	0.60	0.14	0.053	39539	2.02	300
05-DD-WH-12	469.50	474.50	0.87	0.39	0.096	52008	0.79	100	05-DD-WH-10	327.00	332.00	1.30	0.16	0.068	38400	1.93	300
05-DD-WH-12	474.50	479.50	0.65	0.46	0.104	54650	1.03	100	05-DD-WH-10	332.00	337.00	0.83	0.15	0.035	38964	1.36	300
05-DD-WH-12	479.50	484.50	1.05	0.59	0.121	54520	0.76	100	05-DD-WH-10	337.00	342.00	1.21	0.21	0.106	35014	1.42	300
05-DD-WH-12	484.50	489.50	2.70	0.87	0.167	56290	0.98	100	05-DD-WH-11	119.00	124.00	0.70	0.04	0.137	23676	2.14	300
05-DD-WH-12	489.50	494.50	2.10	0.56	0.159	49710	1.45	100	05-DD-WH-11	124.00	129.00	0.50	0.03	0.073	26562	1.52	300
05-DD-WH-12	494.50	499.50	2.40	0.53	0.140	42540	1.09	100	05-DD-WH-11	129.00	134.00	0.80	0.05	0.086	27320	1.96	300
05-DD-WH-12	499.50	504.50	3.40	0.54	0.135	36920	0.59	100	05-DD-WH-11	134.00	139.00	1.20	0.10	0.167	20683	2.37	300
05-DD-WH-12	504.50	509.50	3.60	1.01	0.185	40060	1.11	100	05-DD-WH-11	139.00	144.00	2.10	0.14	0.333	21176	2.98	300
05-DD-WH-12	509.50	514.50	2.40	0.71	0.147	39370	0.71	100	05-DD-WH-11	144.00	149.00	0.50	0.03	0.118	31698	1.50	300
05-DD-WH-12	514.50	519.50	2.20	0.76	0.197	36650	0.82	100	05-DD-WH-11	149.00	154.00	0.60	0.06	0.211	28760	2.24	300
05-DD-WH-12	519.50	524.50	2.00	0.25	0.134	37070	0.86	100	05-DD-WH-11	154.00	159.00	0.60	0.05	0.151	25804	2.04	300
05-DD-WH-12	524.50	529.50	2.90	0.67	0.193	42230	1.18	100	05-DD-WH-11	159.00	164.00	0.90	0.04	0.114	25939	1.67	300
05-DD-WH-12	529.50	534.50	3.50	0.62	0.183	39770	1.60	100	05-DD-WH-11	164.00	169.00	0.50	0.04	0.134	25781	2.06	300
05-DD-WH-12	534.50	539.50	2.00	0.39	0.154	36150	0.49	100	05-DD-WH-11	169.00	174.00	2.10	0.08	0.099	27021	2.09	300
WH_07_01	182.00	187.00	9.56	1.72	0.369	62240	6.59	100	05-DD-WH-11	174.00	179.00	1.30	0.08	0.142	25897	1.77	300
WH_07_01	187.00	192.00	4.00	1.87	0.464	54080	5.67	100	05-DD-WH-11	179.00	184.00	0.99	0.06	0.063	33632	3.04	300
WH_07_01	192.00	197.00	2.40	1.41	0.560	47780	4.92	100	05-DD-WH-11	184.00	189.00	0.80	0.10	0.101	24962	2.03	300
WH_07_01	197.00	202.00	2.38	1.90	0.667	46600	4.80	100	05-DD-WH-11	189.00	194.00	0.80	0.04	0.048	29916	3.66	300
WH_07_01	202.00	207.00	3.66	0.79	0.391	36440	3.61	100	05-DD-WH-11	194.00	199.00	1.00	0.08	0.161	33535	4.84	300
WH_07_01	207.00	212.00	1.58	0.69	0.373	36280	3.65	100	05-DD-WH-12	18.00	23.00	0.70	0.04	0.170	42960	0.05	300
WH_07_01	212.00	217.00	2.13	0.70	0.289	46007	4.86	100	05-DD-WH-12	23.00	28.00	1.30	0.09	0.098	33600	0.11	300
WH_07_01	217.00	222.00	2.60	0.79	0.457	43260	4.63	100	05-DD-WH-12	28.00	33.00	1.00	0.13	0.246	36960	0.45	300
WH_07_01	222.00	227.00	0.92	0.37	0.160	33240	3.62	100	05-DD-WH-12	33.00	38.00	0.80	0.09	0.183	37800	0.37	300
WH_07_01	227.00	232.00	0.56	0.29	0.092	28440	3.39	100	05-DD-WH-12	38.00	43.00	0.50	0.04	0.087	40780	0.21	300
WH_07_01	232.00	237.00	0.22	0.21	0.048	32220	4.02	100	05-DD-WH-12	43.00	48.00	0.50	0.07	0.244	45380	0.36	300
WH_07_01	237.00	242.00	2.44	0.27	0.091	30060	3.14	100	05-DD-WH-12	48.00	53.00	0.65	0.10	0.146	35830	1.24	300
WH_07_01	242.00	247.00	0.96	0.39	0.118	28700	3.55	100	05-DD-WH-12	53.00	58.00	0.98	0.10	0.194	44244	1.30	300
WH_07_01	247.00	252.00	0.36	0.25	0.085	36378	1.46	100	05-DD-WH-12	58.00	63.00	0.62	0.05	0.094	42688	0.28	300
WH_07_01	252.00	257.00	0.34	0.24	0.063	57420	3.31	100	05-DD-WH-12	63.00	68.00	0.94	0.11	0.176	37592	0.79	300
WH_07_01	257.00	262.00	1.18	0.32	0.104	52600	3.04	100	05-DD-WH-12	68.00	73.00	1.12	0.15	0.231	31672	1.49	300
WH_07_01	262.00	267.00	4.30	0.30	0.098	68400	4.13	100	05-DD-WH-12	73.00	78.00	2.05	0.19	0.200	38398	1.66	300
WH_07_01	267.00	272.00	3.70	0.46	0.133	72460	4.77	100	05-DD-WH-12	78.00	83.00	3.16	0.15	0.185	34528	1.65	300
WH_07_01	272.00	277.00	1.10	0.43	0.108	69740	3.19	100	05-DD-WH-12	83.00	88.00	4.80	0.26	0.257	35240	1.99	300

 February 15, 2008

WH_07_01	277.00	282.00	5.06	0.59	0.133	67760	2.94	100	05-DD-WH-12	88.00	93.00	3.00	0.43	0.405	34020	1.65	300
WH_07_01	282.00	287.00	3.90	0.75	0.163	61600	2.17	100	05-DD-WH-12	93.00	98.00	3.80	0.74	0.498	33060	1.62	300
WH_07_01	287.00	292.00	3.76	0.87	0.195	55480	4.32	100	05-DD-WH-12	98.00	103.00	1.88	0.67	0.304	39176	1.26	300
WH_07_01	292.00	297.00	2.56	1.15	0.248	61160	6.84	100	05-DD-WH-12	103.00	108.00	4.68	1.14	0.552	44924	2.55	300
WH_07_01	297.00	302.00	2.82	2.03	0.487	71480	4.80	100	05-DD-WH-12	108.00	113.00	1.80	0.76	0.337	43140	0.96	300
WH_07_01	302.00	307.00	4.10	3.11	0.558	66880	4.95	100	05-DD-WH-12	113.00	118.00	3.20	0.88	0.356	43100	2.01	300
WH_07_02	398.99	403.99	4.07	2.57	0.833	46483	4.34	100	05-DD-WH-12	118.00	123.00	2.40	0.98	0.321	39020	1.54	300
WH_07_02	403.99	408.99	6.29	4.11	1.159	38121	3.34	100	05-DD-WH-12	123.00	128.00	4.40	1.71	0.544	48040	2.61	300
WH_07_02	408.99	413.99	0.52	0.75	0.063	33466	3.21	100	05-DD-WH-12	128.00	133.00	3.20	2.83	0.780	59120	1.13	300
WH_07_02	413.99	418.99	0.34	0.43	0.086	37806	3.36	100	05-DD-WH-12	133.00	138.00	3.60	1.47	0.418	37960	0.75	300
WH_07_02	418.99	423.99	0.58	0.47	0.171	48235	3.32	100	05-DD-WH-12	138.00	143.00	2.40	1.96	0.449	49120	1.06	300
WH_07_02	423.99	428.99	1.14	1.10	0.273	49948	3.97	100	05-DD-WH-12	143.00	148.00	1.60	1.94	0.428	55760	1.20	300
WH_07_02	428.99	433.99	1.54	2.03	0.298	44896	3.69	100	05-DD-WH-12	148.00	153.00	2.00	2.34	0.494	65240	2.75	300
WH_07_02	433.99	438.99	2.10	1.46	0.372	53415	3.23	100	05-DD-WH-12	153.00	158.00	2.00	1.49	0.347	69100	3.12	300
WH_07_02	438.99	443.99	2.38	1.89	0.443	50101	5.01	100	05-DD-WH-12	158.00	163.00	1.20	1.21	0.235	64140	3.13	300
WH_07_02	443.99	448.99	0.50	0.29	0.098	41705	1.98	100	05-DD-WH-12	163.00	168.00	1.80	1.18	0.273	68620	2.80	300
WH_07_02	448.99	453.99	0.54	0.14	0.057	48909	1.62	100	05-DD-WH-12	168.00	173.00	1.00	0.98	0.289	65908	3.21	300
WH_07_02	453.99	458.99	0.48	0.30	0.084	49213	0.66	100	05-DD-WH-12	173.00	178.00	1.70	0.94	0.225	41880	1.36	300
WH_07_02	458.99	463.99	0.84	0.43	0.142	42147	0.61	100	05-DD-WH-12	178.00	183.00	7.30	0.36	0.173	39320	2.62	300
WH_07_02	463.99	468.99	1.54	0.74	0.251	44316	0.82	100	05-DD-WH-12	183.00	188.00	1.70	0.18	0.073	34740	1.88	300
WH_07_02	468.99	473.99	0.86	0.49	0.150	42479	0.59	100	05-DD-WH-12	188.00	193.00	0.70	0.20	0.089	37220	1.68	300
WH_07_02	473.99	478.99	1.00	0.87	0.220	36821	1.08	100	05-DD-WH-12	193.00	198.00	0.84	0.34	0.110	30500	2.00	300
WH_07_02	478.99	483.99	1.12	0.56	0.172	38819	0.70	100	05-DD-WH-12	198.00	203.00	4.76	0.46	0.137	53852	4.85	300
WH_07_02	483.99	488.99	0.90	0.35	0.125	34776	0.95	100	05-DD-WH-12	203.00	208.00	3.00	0.52	0.137	69140	7.23	300
WH_07_02	488.99	493.99	0.22	0.19	0.073	35862	0.92	100	05-DD-WH-12	208.00	213.00	1.28	0.64	0.306	62032	6.42	300
WH_07_02	493.99	498.99	0.52	0.61	0.208	35015	0.89	100	05-DD-WH-12	213.00	218.00	0.60	0.77	0.223	52720	4.65	300
WH_07_04	20.30	25.30	1.34	0.31	0.125	39926	2.12	100	05-DD-WH-12	218.00	223.00	2.00	0.90	0.209	58140	4.44	300
WH_07_04	25.30	30.30	0.80	0.35	0.182	46117	3.71	100	05-DD-WH-12	223.00	228.00	1.40	0.59	0.199	54444	4.77	300
WH_07_04	30.30	35.30	0.80	0.33	0.146	38013	2.65	100	05-DD-WH-12	228.00	233.00	0.90	0.80	0.218	65940	5.50	300
WH_07_04	35.30	40.30	1.09	0.49	0.174	44856	3.84	100	05-DD-WH-12	233.00	238.00	0.73	0.77	0.187	69535	6.37	300
WH_07_04	40.30	45.30	1.14	0.83	0.364	46360	4.06	100	05-DD-WH-12	238.00	243.00	1.78	0.21	0.084	48898	3.78	300
WH_07_04	45.30	50.30	2.07	0.59	0.351	41923	3.07	100	05-DD-WH-12	243.00	248.00	4.53	1.00	0.283	71089	6.11	300
WH_07_04	50.30	55.30	1.68	0.76	0.269	43505	3.74	100	05-DD-WH-12	248.00	253.00	1.40	1.32	0.258	47364	3.79	300
WH_07_04	55.30	60.30	4.06	1.94	0.715	57568	5.89	100	05-DD-WH-12	253.00	258.00	1.46	0.79	0.205	66053	6.12	300
WH_07_04	60.30	65.30	2.55	1.14	0.461	48272	4.89	100	05-DD-WH-12	258.00	263.00	2.00	1.64	0.332	48701	2.28	300
WH_07_04	65.30	70.30	2.70	1.08	0.431	54675	5.65	100	05-DD-WH-12	263.00	268.00	2.48	2.24	0.467	46615	1.40	300
WH_07_04	70.30	75.30	4.52	2.47	0.651	66126	6.39	100	05-DD-WH-12	268.00	273.00	11.60	2.12	0.591	53360	4.77	300
WH_07_04	75.30	80.30	6.62	1.46	0.468	63960	5.85	100	05-DD-WH-12	273.00	278.00	5.40	1.89	0.470	46344	3.30	300
WH_07_04	80.30	85.30	4.20	0.76	0.287	62876	6.67	100	05-DD-WH-12	278.00	283.00	6.16	1.61	0.449	52458	3.72	300
WH_07_04	85.30	90.30	2.60	0.98	0.360	60174	6.10	100	05-DD-WH-12	283.00	288.00	1.20	0.16	0.139	42620	2.85	300
WH_07_04	90.30	95.30	2.52	0.75	0.353	53368	5.16	100	05-DD-WH-12	288.00	293.00	3.60	0.51	0.144	62294	5.62	300
WH_07_04	95.30	100.30	2.67	0.66	0.251	40229	4.01	100	05-DD-WH-12	293.00	298.00	2.85	0.33	0.202	41694	2.57	300
WH_07_04	100.30	105.30	2.37	0.54	0.220	41670	3.88	100	05-DD-WH-12	298.00	303.00	2.34	0.09	0.084	49340	3.19	300
WH_07_04	105.30	110.30	1.64	0.29	0.261	29402	2.48	100	05-DD-WH-12	303.00	308.00	5.11	0.38	0.073	42985	1.27	300
WH_07_04	110.30	115.30	0.70	0.26	0.187	19310	1.90	100	05-DD-WH-12	308.00	313.00	2.40	0.03	0.045	42420	0.70	300
WH_07_04	115.30	120.30	0.85	0.40	0.249	16271	1.49	100	05-DD-WH-12	313.00	318.00	2.00	0.02	0.060	49740	0.95	300
WH_07_04	120.30	125.30	1.22	0.52	0.275	10405	0.92	100	05-DD-WH-12	318.00	323.00	1.82	0.15	0.157	48197	0.78	300
WH_07_04	125.30	130.30	1.34	0.36	0.308	12152	1.10	100	05-DD-WH-12	323.00	328.00	0.93	0.30	0.199	40870	0.76	300
WH_07_04	130.30	135.30	1.98	0.37	0.307	21081	2.01	100	05-DD-WH-12	328.00	333.00	1.70	0.33	0.212	42360	2.21	300
WH_07_04	135.30	140.30	1.74	0.38	0.216	20546	2.02	100	05-DD-WH-12	333.00	338.00	0.90	0.16	0.183	42780	0.88	300
WH_07_04	140.30	145.30	1.40	0.83	0.312	34348	3.62	100	05-DD-WH-12	338.00	343.00	0.96	0.06	0.108	32341	0.62	300
WH_07_04	145.30	150.30	0.87	0.75	0.302	38808	3.58	100	05-DD-WH-12	343.00	348.00	0.70	0.19	0.104	36340	0.75	300
WH_07_04	150.30	155.30	1.19	0.60	0.239	47048	3.96	100	05-DD-WH-12	348.00	353.00	2.93	0.74	0.267	44309	1.63	300
WH_07_04	155.30	160.30	2.00	0.73	0.260	48002	4.17	100	05-DD-WH-12	353.00	358.00	0.80	0.70	0.250	38280	1.29	300
WH_07_04	160.30	165.30	1.20	0.62	0.187	54636	4.10	100	05-DD-WH-12	358.00	363.00	1.20	0.68	0.239	44040	1.53	300
WH_07_04	165.30	170.30	2.92	0.67	0.203	55970	5.68	100	05-DD-WH-12	363.00	368.00	1.53	0.65	0.223	43832	2.00	300
WH_07_04	170.30	175.30	2.92	0.51	0.194	43536	4.47	100	05-DD-WH-12	368.00	373.00	1.20	0.85	0.208	48100	1.21	300
WH_07_04	175.30	180.30	2.70	0.55	0.261	39978	4.11	100	05-DD-WH-12	373.00	378.00	2.60	2.24	0.355	50680	1.72	300
WH_07_04	180.30	185.30	1.46	1.27	0.340	35122	3.30	100	05-DD-WH-12	378.00	383.00	4.20	1.58	0.376	49360	2.48	300
WH_07_04	185.30	190.30	2.00	0.89	0.275	33350	3.05	100	05-DD-WH-12	383.00	388.00	1.40	0.75	0.274	40320	1.02	300
WH_07_04	190.30	195.30	2.00	0.87	0.270	29988	2.78	100	05-DD-WH-12	388.00	393.00	2.20	0.97	0.250	37200	1.05	300
WH_07_04	195.30	200.30	2.00	0.59	0.265	42418	2.59	100	05-DD-WH-12	393.00	398.00	3.00	0.94	0.228	37660	1.49	300
WH_07_04	200.30	205.30	1.94	0.43	0.198	43778	3.91	100	05-DD-WH-12	398.00	403.00	2.60	0.80	0.203	38100	2.12	300
WH_07_04	205.30	210.30	1.66	0.42	0.208	52256	3.21	100	05-DD-WH-12	403.00	408.00	4.00	1.37	0.218	38820	2.93	300
WH_07_04	210.30	215.30	1.14	0.29	0.152	46618	2.68	100	05-DD-WH-12	408.00	413.00	4.00	1.91	0.270	35700	2.32	300
WH_07_04	215.30	220.30	1.66	0.29	0.174	42110	3.44	100	05-DD-WH-12	413.00	418.00	3.20	2.82	0.344	46620	2.41	300
WH_07_04	220.30	225.30	1.54	0.28	0.172	48498	3.41	100	05-DD-WH-12	418.00	423.00	1.20	1.40	0.191	48540	1.52	300
WH_07_04	225.30	230.30	1.26	0.21	0.135	46706	3.34	100	05-DD-WH-12	423.00	428.00	1.57	0.61	0.086	44058	3.14	300
WH_07_04	230.30	235.30	2.64	0.35	0.210	46890	3.73	100	05-DD-WH-12	428.00	433.00	1.60	0.23	0.039	36620	2.97	300
WH_07_04	235.30	240.30	3.30	0.76	0.461	33295	3.22	100	05-DD-WH-12	433.00	438.00	2.77	1.42	0.179	57478	1.92	300
WH_07_05	100.00	105.00	3.80	0.90	0.401	40018	1.73	100	05-DD-WH-12	438.00	443.00	0.60	0.03	0.013	57020	0.22	300
WH_07_05	105.00	110.00	1.20	0.33	0.196	44337	1.28	100	05-DD-WH-12	443.00	448.00	0.77	0.14	0.040	56681	0.45	300
WH_07_05	110.00	115.00	1.00	0.18	0.157	47824	0.57	100	05-DD-WH-12	448.00	453.00	0.80	0.47	0.083	59960	0.82	300
WH_07_05	115.00	120.00	5.80	0.50	0.230	40898	2.05	100	05-DD-WH-12	453.00	458.00	1.00	0.70	0.106	57760	0.67	300
WH_07_05	120.00	125.00	4.40	0.45	0.336	57859	2.49	100	05-DD-WH-12	458.00	463.00	1.60	0.65	0.119	53920	1.29	300
WH_07_05	125.00	130.00	2.80	0.46	0.286	45183	1.43	100	05-DD-WH-12	463.00	468.00	2.40	0.44	0.099	59880	2.81	300
WH_07_05	130.00	135.00	2.00	0.61	0.212	50036	1.42	100	05-DD-WH-12	468.00	473.00	1.19	0.43	0.100	55175	1.35	300
WH_07_05	135.00	140.00	2.00	0.66	0.194	50322	1.69	100	05-DD-WH-12	473.00	478.00	0.80	0.42	0.101	52420	0.98	300
WH_07_05	140.00	145.00	2.00	0.68	0.196	48621	1.66	100	05-DD-WH-12	478.00	483.00	0.80	0.50	0.110	54460	0.78	300
WH_07_05	145.00	150.00	1.60	0.44	0.165	43541	0.95	100	05-DD-WH-12	483.00	488.00	2.20	0.99	0.174	59140	0.98	300
WH_07_05	150.00	155.00	1.20	0.55	0.149	44239	0.96	100	05-DD-WH-12	488.00	493.00	2.20	0.48	0.135	49420	1.13	300
WH_07_05	155.00	160.00	2.00	0.46	0.128	41281	1.64	100	05-DD-WH-12	493.00	498.00	2.60	0.54	0.152	45260	1.46	300
WH_07_05	160.00	165.00	1.00	0.28	0.089	30043	1.00	100	05-DD-WH-12	498.00	503.00	2.80	0.54	0.141	37840	0.63	300
WH_07_05	165.00	170.00	1.50	0.25	0.061	45024	0.95	100	05-DD-WH-12	503.00	508.00	3.60	0.82	0.159	38000	0.94	300
WH_07_05	170.00	175.00	0.70	0.08	0.023	50484	0.48	100	05-DD-WH-12	508.00	513.00	2.80	0.86	0.158	41660	0.91	300
WH_07_05	175.00	180.00	1.00	0.58	0.110	31300	0.60	100	05-DD-WH-12	513.00	518.00	2.40	0.88	0.209	35380	0.68	300
WH_07_05	180.00	185.00	5.00	0.72	0.165	37359	1.55	100	05-DD-WH-12	518.00	523.00	2.00	0.32	0.144	38360	1.04	300
WH_07_05	185.00	190.00	3.80	1.78	0.183	49599	1.72	100	05-DD-WH-12	523.00	528.00	2.00	0.33	0.143	40880	0.73	300
WH_07_05	190.00	195.00	2.60	2.31	0.232	55580	1.37	100	05-DD-WH-12	528.00	533.00	4.00	0.85	0.213	39840	1.71	300
WH_07_05	195.00	200.00	1.80	1.30	0.114	47820	1.20	100	05-DD-WH-12	533.00	538.00	2.40	0.44	0.156	37040	0.86	300
WH_07_05	200.00	205.00	6.20	0.97	0.090	65739	3.66	100	05-DD-WH-12	538.00	543.00	1.60	0.30	0.144	37460	0.33	300

 February 15, 2008

WH_07_05	205.00	210.00	4.60	1.66	0.176	69773	5.19	100	05-DD-WH-12	543.00	548.00	2.40	0.25	0.093	40020	0.92	300
WH_07_05	210.00	215.00	5.00	3.20	0.278	67262	5.50	100	05-DD-WH-12	548.00	553.00	1.00	0.15	0.101	47160	1.08	300
WH_07_05	215.00	220.00	1.60	0.92	0.096	61142	5.31	100	05-DD-WH-12	553.00	558.00	0.60	0.18	0.139	52120	0.16	300
WH_07_05	220.00	225.00	1.80	0.91	0.102	47783	2.07	100	05-DD-WH-12	558.00	563.00	0.80	0.22	0.165	38940	0.64	300
WH_07_05	225.00	230.00	3.20	1.38	0.152	49300	3.03	100	05-DD-WH-12	563.00	568.00	1.20	0.15	0.136	46220	0.85	300
WH_07_05	230.00	235.00	4.80	0.98	0.181	64037	5.10	100	05-DD-WH-12	568.00	573.00	2.00	0.33	0.276	46840	0.38	300
WH_07_05	235.00	240.00	1.60	0.88	0.101	55402	3.15	100	05-DD-WH-12	573.00	578.00	2.40	0.17	0.197	42840	0.99	300
WH_07_05	240.00	245.00	0.60	0.69	0.071	49721	2.05	100	05-DD-WH-12	578.00	583.00	1.40	0.13	0.189	53520	1.35	300
WH_07_05	245.00	250.00	0.50	0.44	0.058	58817	1.92	100	05-DD-WH-12	583.00	588.00	1.00	0.11	0.182	58440	0.54	300
WH_07_05	250.00	255.00	0.50	0.45	0.070	61502	2.24	100	05-DD-WH-12	588.00	593.00	1.40	0.09	0.185	56520	0.59	300
WH_07_05	255.00	260.00	0.50	0.62	0.082	51521	0.32	100	05-DD-WH-12	593.00	598.00	1.40	0.06	0.168	51080	0.79	300
WH_07_05	260.00	265.00	0.90	1.13	0.141	57164	0.81	100	05-DD-WH-12	598.00	603.00	3.80	0.08	0.187	46050	1.26	300
WH_07_05	265.00	270.00	1.84	0.86	0.133	47684	1.07	100	05-DD-WH-12	603.00	608.00	1.57	0.10	0.144	57362	2.72	300
WH_07_05	270.00	275.00	2.00	0.84	0.161	53636	2.76	100	06-DD-WH-15	9.57	14.57	2.14	0.08	0.120	54209	2.89	300
WH_07_05	275.00	280.00	9.00	0.47	0.116	56253	4.98	100	06-DD-WH-15	14.57	19.57	1.30	0.07	0.129	47557	1.16	300
WH_07_06	303.00	308.00	1.20	0.37	0.206	54398	0.45	100	06-DD-WH-15	19.57	24.57	1.00	0.06	0.110	52969	1.11	300
WH_07_06	308.00	313.00	2.80	0.31	0.282	45562	0.99	100	06-DD-WH-15	24.57	29.57	1.50	0.10	0.156	50402	1.02	300
WH_07_06	313.00	318.00	1.60	0.28	0.158	42261	0.53	100	06-DD-WH-15	29.57	34.57	1.55	0.16	0.227	58842	0.82	300
WH_07_06	318.00	323.00	1.40	0.44	0.187	45097	0.72	100	06-DD-WH-15	34.57	39.57	1.31	0.14	0.170	51404	1.59	300
WH_07_06	323.00	328.00	1.80	0.80	0.236	42945	1.39	100	06-DD-WH-15	39.57	44.57	1.07	0.11	0.145	46450	1.57	300
WH_07_06	328.00	333.00	1.40	0.77	0.233	40458	1.30	100	06-DD-WH-15	44.57	49.57	1.40	0.20	0.218	46486	1.09	300
WH_07_06	333.00	338.00	0.90	0.49	0.126	40944	0.64	100	06-DD-WH-15	49.57	54.57	1.19	0.13	0.138	48491	1.19	300
WH_07_06	338.00	343.00	1.30	0.27	0.094	42251	1.66	100	06-DD-WH-15	54.57	59.57	1.79	0.35	0.210	63652	2.47	300
WH_07_06	343.00	348.00	1.40	0.33	0.090	36487	1.18	100	06-DD-WH-15	59.57	64.57	1.00	0.24	0.145	54467	2.55	300
WH_07_06	348.00	353.00	1.00	0.77	0.122	35961	1.39	100	06-DD-WH-15	64.57	69.57	1.00	0.05	0.026	32777	3.08	300
WH_07_06	353.00	358.00	1.00	0.63	0.127	38159	1.07	100	06-DD-WH-15	69.57	74.57	4.07	0.03	0.037	36036	2.03	300
WH_07_06	358.00	363.00	1.00	0.87	0.134	36681	0.85	100	06-DD-WH-15	74.57	79.57	0.88	0.05	0.042	33340	1.96	300
WH_07_06	363.00	368.00	1.00	0.96	0.167	45854	0.98	100	06-DD-WH-15	79.57	84.57	0.80	0.08	0.082	40370	2.74	300
WH_07_06	368.00	373.00	6.03	0.83	0.180	58426	2.93	100	06-DD-WH-15	84.57	89.57	0.50	0.00	0.006	36885	1.42	300
WH_07_06	373.00	378.00	14.20	0.70	0.176	46451	3.26	100	06-DD-WH-15	89.57	94.57	0.50	0.00	0.003	29790	2.31	300
WH_07_06	378.00	383.00	4.13	0.92	0.206	34690	1.39	100	06-DD-WH-15	94.57	99.57	0.50	0.01	0.006	26561	1.49	300
WH_07_06	383.00	388.00	0.80	1.03	0.207	45574	0.84	100	06-DD-WH-15	99.57	104.57	0.50	0.01	0.006	28380	1.27	300
WH_07_06	388.00	393.00	1.40	1.04	0.182	41823	0.74	100	06-DD-WH-15	104.57	109.57	0.50	0.01	0.004	28446	1.38	300
WH_07_06	393.00	398.00	1.00	0.79	0.141	55194	0.52	100	06-DD-WH-15	109.57	114.57	0.50	0.01	0.002	25517	1.70	300
WH_07_06	398.00	403.00	1.40	1.12	0.177	55163	0.68	100	06-DD-WH-15	114.57	119.57	0.50	0.01	0.001	22267	1.67	300
WH_07_06	403.00	408.00	1.60	0.98	0.153	46762	0.72	100	06-DD-WH-15	119.57	124.57	0.50	0.01	0.001	22253	1.73	300
WH_07_06	408.00	413.00	1.60	0.86	0.155	51438	1.05	100	06-DD-WH-15	124.57	129.57	0.50	0.00	0.001	22379	1.62	300
WH_07_06	413.00	418.00	0.70	0.55	0.119	55657	0.39	100	06-DD-WH-15	129.57	134.57	1.14	0.07	0.053	33024	2.78	300
WH_07_06	418.00	423.00	1.30	1.11	0.185	57419	0.89	100	06-DD-WH-15	134.57	139.57	4.04	1.00	0.665	56347	4.43	300
WH_07_06	423.00	428.00	1.57	1.19	0.228	50488	1.29	100	06-DD-WH-15	139.57	144.57	1.96	0.84	0.500	49847	1.92	300
WH_07_06	428.00	433.00	1.80	0.71	0.217	43703	0.62	100	06-DD-WH-15	144.57	149.57	1.66	0.63	0.367	45479	2.81	300
WH_07_06	433.00	438.00	1.62	0.85	0.243	45052	0.88	100	06-DD-WH-15	149.57	154.57	2.86	0.48	0.325	43532	3.01	300
WH_07_06	438.00	443.00	1.00	0.64	0.150	48358	0.46	100	06-DD-WH-15	154.57	159.57	8.41	0.74	0.453	54453	4.09	300
WH_07_06	443.00	448.00	1.24	0.52	0.144	53003	0.62	100	06-DD-WH-15	159.57	164.57	2.00	0.46	0.252	54500	2.77	300
WH_07_06	448.00	453.00	3.11	0.94	0.183	50558	1.52	100	06-DD-WH-15	164.57	169.57	2.34	0.53	0.288	54168	3.58	300
WH_07_06	453.00	458.00	1.80	0.96	0.201	58279	2.06	100	06-DD-WH-15	169.57	174.57	1.80	0.51	0.322	54940	2.53	300
WH_07_06	458.00	463.00	1.70	0.91	0.131	45278	0.85	100	06-DD-WH-15	174.57	179.57	3.80	0.47	0.353	52372	4.58	300
WH_07_06	463.00	468.00	3.00	0.69	0.158	52879	2.80	100	06-DD-WH-15	179.57	184.57	2.00	0.32	0.242	47144	3.37	300
WH_07_06	468.00	473.00	1.90	0.07	0.003	44980	3.31	100	06-DD-WH-15	184.57	189.57	5.32	0.36	0.267	41272	3.81	300
WH_07_06	473.00	478.00	1.40	0.25	0.045	40898	2.81	100	06-DD-WH-15	189.57	194.57	2.84	0.17	0.144	40657	3.14	300
WH_07_06	478.00	483.00	1.60	0.83	0.168	49499	2.55	100	06-DD-WH-15	194.57	199.57	1.40	0.08	0.084	42337	2.07	300
WH_07_06	483.00	488.00	1.34	1.48	0.293	50087	1.11	100	06-DD-WH-15	199.57	204.57	3.80	0.10	0.110	46378	3.46	300
WH_07_06	488.00	493.00	2.40	0.65	0.200	48223	1.49	100	06-DD-WH-15	204.57	209.57	0.56	0.11	0.110	43268	1.65	300
WH_07_06	493.00	498.00	1.20	0.35	0.155	42261	1.16	100	06-DD-WH-15	209.57	214.57	0.50	0.07	0.098	36843	1.94	300
WH_07_06	498.00	503.00	1.80	0.33	0.168	44199	1.25	100	06-DD-WH-15	214.57	219.57	1.10	0.11	0.152	36310	2.88	300
WH_07_06	503.00	508.00	2.20	0.47	0.263	48317	1.65	100	06-DD-WH-15	219.57	224.57	0.90	0.13	0.155	39948	4.27	300
WH_07_06	508.00	513.00	2.40	0.36	0.244	42542	2.25	100	06-DD-WH-15	224.57	229.57	0.50	0.09	0.110	39074	2.45	300
WH_07_06	513.00	518.00	4.66	0.43	0.391	50407	2.38	100	06-DD-WH-15	229.57	234.57	1.03	0.07	0.100	40767	1.31	300
WH_07_07	43.00	48.00	2.40	0.47	0.548	66100	1.48	100	06-DD-WH-15	234.57	239.57	0.50	0.09	0.134	42671	3.59	300
WH_07_07	48.00	53.00	2.20	0.62	0.426	49260	2.84	100	06-DD-WH-15	239.57	244.57	0.70	0.06	0.075	42465	1.91	300
WH_07_07	53.00	58.00	2.15	0.50	0.678	67920	2.92	100	06-DD-WH-15	244.57	249.57	0.50	0.11	0.106	39143	3.05	300
WH_07_07	58.00	63.00	1.25	0.15	0.249	51170	0.66	100	06-DD-WH-15	249.57	254.57	0.50	0.11	0.090	40363	2.49	300
WH_07_07	63.00	68.00	1.40	0.10	0.210	35800	0.73	100	06-DD-WH-15	254.57	259.57	1.05	0.10	0.091	38525	2.03	300
WH_07_07	68.00	73.00	1.60	0.14	0.167	38640	0.89	100	06-DD-WH-15	259.57	264.57	3.21	0.11	0.116	37125	2.88	300
WH_07_07	73.00	78.00	1.10	0.06	0.110	41280	0.80	100	06-DD-WH-15	264.57	269.57	1.04	0.10	0.102	32658	2.57	300
WH_07_07	78.00	83.00	1.70	0.09	0.154	41760	1.81	100	06-DD-WH-15	269.57	274.57	0.63	0.13	0.152	36496	2.38	300
WH_07_07	83.00	88.00	2.80	0.13	0.182	39160	2.13	100	06-DD-WH-15	274.57	279.57	0.57	0.21	0.261	34120	2.30	300
WH_07_07	88.00	93.00	1.80	0.13	0.153	44920	2.31	100	06-DD-WH-15	279.57	284.57	1.89	0.16	0.155	36488	2.34	300
WH_07_07	93.00	98.00	1.00	0.09	0.162	36080	1.55	100	06-DD-WH-15	284.57	289.57	7.22	0.39	0.222	39689	3.71	300
WH_07_07	98.00	103.00	1.00	0.08	0.115	32360	2.14	100	06-DD-WH-15	289.57	294.57	11.95	0.17	0.092	34430	1.99	300
WH_07_07	103.00	108.00	2.20	0.09	0.137	33540	1.64	100	06-DD-WH-15	294.57	299.57	1.85	0.09	0.079	36923	1.81	300
WH_07_07	108.00	113.00	0.80	0.08	0.105	30460	1.59	100	06-DD-WH-15	299.57	304.57	0.91	0.17	0.141	42680	3.13	300
WH_07_07	113.00	118.00	1.80	0.11	0.099	30180	1.47	100	06-DD-WH-15	304.57	309.57	1.44	0.37	0.201	37765	2.30	300
WH_07_07	118.00	123.00	5.20	0.27	0.262	31020	1.68	100	06-DD-WH-15	309.57	314.57	2.26	0.39	0.227	33109	1.92	300
WH_07_07	123.00	128.00	1.00	0.15	0.121	36980	2.14	100	06-DD-WH-15	314.57	319.57	2.16	0.31	0.134	41571	2.02	300
WH_07_07	128.00	133.00	2.20	0.39	0.092	39033	2.41	100	06-DD-WH-15	319.57	324.57	14.20	0.42	0.183	44299	3.66	300
WH_07_07	133.00	138.00	1.40	0.42	0.256	43100	2.35	100	06-DD-WH-15	324.57	329.57	14.20	0.35	0.128	43965	3.87	300
WH_07_07	138.00	143.00	1.40	0.52	0.292	41420	1.94	100	06-DD-WH-15	329.57	334.57	1.88	0.29	0.125	32860	1.54	300
WH_07_07	143.00	148.00	0.80	0.18	0.090	36380	2.98	100	06-DD-WH-15	334.57	339.57	1.72	1.15	0.366	31467	2.23	300
WH_07_07	148.00	153.00	1.00	0.44	0.211	38860	1.78	100	06-DD-WH-15	339.57	344.57	3.48	0.46	0.241	33370	2.28	300
WH_07_07	153.00	158.00	2.40	0.48	0.261	30360	2.10	100	06-DD-WH-15	344.57	349.57	0.83	0.46	0.192	35159	2.80	300
WH_07_07	158.00	163.00	1.00	0.16	0.104	33680	1.30	100	06-DD-WH-15	349.57	354.57	1.26	0.41	0.165	37615	2.13	300
WH_07_07	163.00	168.00	0.70	0.25	0.146	34620	1.94	100	06-DD-WH-15	354.57	359.57	1.38	0.55	0.205	29628	3.22	300
WH_07_07	168.00	173.00	0.70	0.33	0.157	33060	1.63	100	06-DD-WH-15	359.57	364.57	1.40	0.28	0.149	28515	2.27	300
WH_07_07	173.00	178.00	0.60	0.28	0.107	32260	1.70	100	06-DD-WH-15	364.57	369.57	0.80	0.10	0.115	33036	2.13	300
WH_07_07	178.00	183.00	1.00	0.30	0.146	31180	1.69	100	06-DD-WH-15	369.57	374.57	4.12	0.08	0.092	33956	2.35	300
WH_07_07	183.00	188.00	1.80	0.47	0.260	33120	2.02	100	06-DD-WH-15	374.57	379.57	0.60	0.23	0.144	32560	2.36	300
WH_07_07	188.00	193.00	1.20	0.32	0.156	34560	1.10	100	06-DD-WH-15	379.57	384.57	0.50	0.35	0.194	33966	2.76	300
WH_07_07	193.00	198.00	3.00	0.52	0.245	37680	1.97	100	06-DD-WH-15	384.57	389.57	0.83	0.17	0.132	35846	2.57	300
WH_07_07	198.00	203.00	6.20	0.44	0.269	42920	2.41	100	06-DD-WH-15	389.57	394.57	3.38	0.50	0.243	34210	2.62	300
WH_07_07	203.00	208.00	2.40	0.73	0.299	38260	1.70	100	06-DD-WH-15	394.57	399.57	0.50	0.42	0.180	39957	2.21	300

 February 15, 2008

WH_07_07	208.00	213.00	4.40	0.77	0.305	35940	1.71	100	06-DD-WH-15	399.57	404.57	0.66	0.23	0.119	35142	2.64	300
WH_07_07	213.00	218.00	2.40	0.38	0.164	38260	1.23	100	06-DD-WH-15	404.57	409.57	0.54	0.20	0.155	38303	2.21	300
WH_07_07	218.00	223.00	2.00	0.38	0.173	36420	1.32	100	06-DD-WH-15	409.57	414.57	0.63	0.28	0.139	44142	2.23	300
WH_07_07	223.00	228.00	3.00	0.91	0.285	36800	1.89	100	06-DD-WH-15	414.57	419.57	1.38	0.62	0.244	44683	2.16	300
WH_07_07	228.00	233.00	1.80	0.98	0.278	35800	1.16	100	06-DD-WH-15	419.57	424.57	0.84	1.06	0.292	40460	3.09	300
WH_07_07	233.00	238.00	1.00	0.33	0.133	33460	1.03	100	06-DD-WH-15	424.57	429.57	0.96	0.60	0.222	48145	2.97	300
WH_07_07	238.00	243.00	1.40	0.29	0.165	36180	1.55	100	06-DD-WH-15	429.57	434.57	0.64	0.32	0.178	40741	2.70	300
WH_07_07	243.00	248.00	2.80	0.32	0.155	37580	2.90	100	06-DD-WH-15	434.57	439.57	1.07	0.60	0.214	38478	2.21	300
WH_07_07	248.00	253.00	1.60	0.18	0.119	37620	2.74	100	06-DD-WH-15	439.57	444.57	1.29	0.56	0.314	34213	2.83	300
WH_07_07	253.00	258.00	2.20	0.34	0.180	35140	2.05	100	06-DD-WH-15	444.57	449.57	0.94	0.30	0.199	27103	2.08	300
WH_07_07	258.00	263.00	1.40	0.70	0.312	40780	2.10	100	06-DD-WH-15	449.57	454.57	0.86	0.18	0.080	27110	1.84	300
WH_07_07	263.00	268.00	1.00	0.84	0.286	40000	2.13	100	06-DD-WH-15	454.57	459.57	0.74	0.36	0.125	35598	2.71	300
WH_07_07	268.00	273.00	1.80	0.49	0.231	48200	2.11	100	06-DD-WH-15	459.57	464.57	0.50	0.04	0.016	31747	1.44	300
WH_07_07	273.00	278.00	1.00	0.55	0.210	51560	2.05	100	06-DD-WH-15	464.57	469.57	0.50	0.02	0.017	42721	1.43	300
WH_07_07	278.00	283.00	1.00	0.41	0.211	50159	2.06	100	06-DD-WH-15	469.57	474.57	0.50	0.01	0.008	42113	1.53	300
WH-01	1.68	6.68	1.71	0.73	0.237			100	06-DD-WH-15	474.57	479.57	0.50	0.04	0.008	39270	1.79	300
WH-01	6.68	11.68	2.40	1.77	0.334			100	06-DD-WH-15	479.57	484.57	0.50	0.05	0.008	39083	1.58	300
WH-01	11.68	16.68	1.78	0.60	0.191			100	06-DD-WH-15	484.57	489.57	0.73	0.08	0.005	35513	1.83	300
WH-01	16.68	21.68	2.24	0.53	0.190			100	06-DD-WH-15	489.57	494.57	1.00	0.06	0.009	35804	1.66	300
WH-01	21.68	26.68	1.69	0.30	0.160			100	06-DD-WH-15	494.57	499.57	1.65	0.24	0.037	36352	2.02	300
WH-01	26.68	31.68	2.57	0.52	0.182			100	06-DD-WH-15	499.57	504.57	1.17	0.26	0.122	26081	1.23	300
WH-01	31.68	36.68	2.06	1.10	0.233			100	06-DD-WH-15	504.57	509.57	0.63	0.16	0.082	23812	1.41	300
WH-01	36.68	41.68	1.07	0.39	0.107			100	06-DD-WH-15	509.57	514.57	2.22	0.13	0.087	26377	1.51	300
WH-01	41.68	46.68	1.66	0.36	0.108			100	06-DD-WH-15	514.57	519.57	4.85	0.06	0.032	28991	1.30	300
WH-01	46.68	51.68	2.43	0.35	0.211			100	06-DD-WH-15	519.57	524.57	0.90	0.29	0.104	43041	1.49	300
WH-01	51.68	56.68	2.22	0.25	0.198			100	06-DD-WH-15	524.57	529.57	1.55	0.46	0.124	47141	1.64	300
WH-01	56.68	61.68	1.48	0.20	0.106			100	06-DD-WH-15	529.57	534.57	1.00	0.29	0.078	35408	1.81	300
WH-01	61.68	66.68	2.52	0.50	0.328			100	06-DD-WH-15	534.57	539.57	1.33	0.44	0.103	38311	1.34	300
WH-01	66.68	71.68	2.81	0.78	0.304			100	06-DD-WH-15	539.57	544.57	1.40	0.39	0.138	30902	1.53	300
WH-01	71.68	76.68	2.12	0.70	0.271			100	06-DD-WH-15	544.57	549.57	1.00	0.30	0.073	38988	0.89	300
WH-01	76.68	81.68	1.66	0.33	0.249			100	06-DD-WH-15	549.57	554.57	1.45	0.55	0.118	45957	1.08	300
WH-01	81.68	86.68	2.00	0.19	0.223			100	06-DD-WH-15	554.57	559.57	1.86	0.53	0.126	44370	1.38	300
WH-01	86.68	91.68	1.69	0.11	0.237			100	06-DD-WH-15	559.57	564.57	1.33	0.41	0.083	45994	1.28	300
WH-01	91.68	96.68	2.96	0.20	0.289			100	06-DD-WH-15	564.57	569.57	3.26	1.91	0.283	34278	1.10	300
WH-01	96.68	101.68	3.64	0.40	0.243			100	06-DD-WH-15	569.57	574.57	6.61	1.44	0.353	51553	2.73	300
WH-01	101.68	106.68	3.40	0.92	0.520			100	06-DD-WH-15	574.57	579.57	1.00	0.89	0.131	51793	0.77	300
WH-03	101.68	106.68	14.20	0.69	0.167			100	06-DD-WH-15	579.57	584.57	1.20	0.40	0.057	45993	0.35	300
WH-03	106.68	111.68	2.70	1.79	0.325			100	06-DD-WH-15	584.57	589.57	1.00	0.73	0.092	45919	0.51	300
WH-03	111.68	116.68	1.36	1.24	0.193			100	06-DD-WH-15	589.57	594.57	2.32	1.25	0.148	58832	1.33	300
WH-03	116.68	121.68	1.49	0.19	0.159			100	06-DD-WH-15	594.57	599.57	0.84	1.45	0.174	62736	0.62	300
WH-03	121.68	126.68	2.73	0.31	0.243			100	06-DD-WH-15	599.57	604.57	0.70	0.16	0.033	83667	0.35	300
WH-03	126.68	131.68	1.39	0.21	0.143			100	06-DD-WH-15	604.57	609.57	0.66	0.11	0.023	56227	0.21	300
WH-03	131.68	136.68	0.65	0.21	0.136			100	06-DD-WH-15	609.57	614.57	0.59	0.12	0.034	65102	0.54	300
WH-03	136.68	141.68	0.71	0.17	0.112			100	WH_07_01	6.00	11.00	1.30	0.15	0.140	52160	0.89	300
WH-03	141.68	146.68	3.75	0.36	0.205			100	WH_07_01	11.00	16.00	1.38	0.17	0.193	51460	0.63	300
WH-03	146.68	151.68	8.93	0.44	0.297			100	WH_07_01	16.00	21.00	1.26	0.17	0.187	48500	1.38	300
WH-03	151.68	156.68	6.28	1.23	0.401			100	WH_07_01	21.00	26.00	3.54	0.07	0.027	35160	1.46	300
WH-03	156.68	161.68	3.35	1.14	0.291			100	WH_07_01	26.00	31.00	1.58	0.25	0.274	41840	2.36	300
WH-03	161.68	166.68	2.17	1.12	0.235			100	WH_07_01	31.00	36.00	1.36	0.17	0.173	32460	1.45	300
WH-03	166.68	171.68	1.77	1.07	0.223			100	WH_07_01	36.00	41.00	1.12	0.23	0.157	32400	1.20	300
WH-04	15.85	20.85	2.05	1.09	0.441			100	WH_07_01	41.00	46.00	0.86	0.21	0.165	36820	1.20	300
WH-04	20.85	25.85	3.18	1.24	0.554			100	WH_07_01	46.00	51.00	0.66	0.19	0.120	39160	1.28	300
WH-04	25.85	30.85	4.55	0.82	0.223			100	WH_07_01	51.00	56.00	0.48	0.22	0.122	29340	1.26	300
WH-04	30.85	35.85	3.77	0.97	0.258			100	WH_07_01	56.00	61.00	0.39	0.20	0.110	31967	1.45	300
WH-04	35.85	40.85	1.63	1.17	0.203			100	WH_07_01	61.00	66.00	0.68	0.34	0.226	31940	2.03	300
WH-04	40.85	45.85	4.28	1.07	0.201			100	WH_07_01	66.00	71.00	1.04	0.36	0.247	31960	1.51	300
WH-04	55.85	60.85	7.16	1.43	0.236			100	WH_07_01	71.00	76.00	2.42	0.39	0.297	34020	2.42	300
WH-04	60.85	65.85	3.45	0.82	0.185			100	WH_07_01	76.00	81.00	0.27	0.26	0.120	32140	0.76	300
WH-04	65.85	70.85	2.44	0.18	0.027			100	WH_07_01	81.00	86.00	0.54	0.42	0.190	32220	0.75	300
WH-04	70.85	75.85	3.24	0.17	0.017			100	WH_07_01	86.00	91.00	1.60	1.15	0.440	47480	2.36	300
WH-04	75.85	80.85	2.28	0.14	0.031			100	WH_07_01	91.00	96.00	0.54	0.71	0.170	45371	1.53	300
WH-04	80.85	85.85	2.91	0.24	0.071			100	WH_07_01	96.00	101.00	0.40	0.67	0.206	39760	1.08	300
WH-04	85.85	90.85	3.91	1.98	0.225			100	WH_07_01	101.00	106.00	1.26	0.64	0.185	41080	1.39	300
WH-04	90.85	95.85	2.00	1.19	0.164			100	WH_07_01	106.00	111.00	1.02	0.59	0.171	41580	1.58	300
WH-04	95.85	100.85	2.11	1.37	0.175			100	WH_07_01	111.00	116.00	3.20	1.07	0.291	46426	3.74	300
WH-04	100.85	105.85	1.86	1.31	0.188			100	WH_07_01	116.00	121.00	0.88	0.09	0.031	39160	4.12	300
WH-06	33.54	38.54	0.33	0.41	0.179	40515		100	WH_07_01	121.00	126.00	0.10	0.02	0.003	34980	3.87	300
WH-06	38.54	43.54	1.37	1.33	0.327	49444		100	WH_07_01	126.00	131.00	0.10	0.02	0.004	36240	2.94	300
WH-06	43.54	48.54	1.72	2.00	0.473	54901		100	WH_07_01	131.00	136.00	0.24	0.03	0.005	38140	3.50	300
WH-06	48.54	53.54	2.82	1.29	0.346	56879		100	WH_07_01	136.00	141.00	0.14	0.01	0.007	34940	2.30	300
WH-08	48.78	53.78	0.90	0.35	0.288			100	WH_07_01	141.00	146.00	0.10	0.03	0.006	36640	2.66	300
WH-08	53.78	58.78	0.79	0.16	0.176			100	WH_07_01	146.00	151.00	0.12	0.03	0.007	34500	2.24	300
WH-08	58.78	63.78	1.14	0.10	0.108			100	WH_07_01	151.00	156.00	0.14	0.03	0.008	36980	2.48	300
WH-08	63.78	68.78	5.00	0.39	0.197			100	WH_07_01	156.00	161.00	0.10	0.04	0.005	37340	2.43	300
WH-08	68.78	73.78	7.49	0.41	0.160			100	WH_07_01	161.00	166.00	0.18	0.04	0.010	33820	3.39	300
WH-08	73.78	78.78	3.53	0.22	0.144			100	WH_07_01	166.00	171.00	0.14	0.05	0.010	35400	3.06	300
WH-08	78.78	83.78	0.46	0.32	0.203			100	WH_07_01	171.00	176.00	0.78	0.09	0.009	40180	4.83	300
WH-08	83.78	88.78	0.75	0.33	0.219			100	WH_07_01	176.00	181.00	1.30	0.15	0.030	43340	4.88	300
WH-08	88.78	93.78	1.97	1.38	0.726			100	WH_07_02	120.00	125.00	1.06	0.14	0.159	37562	1.96	300
WH-16	89.94	94.94	1.61	0.49	0.174	39276		100	WH_07_02	125.00	130.00	1.00	0.12	0.124	41142	1.69	300
WH-16	94.94	99.94	2.34	2.38	0.298	41329		100	WH_07_02	130.00	135.00	1.30	0.26	0.149	35904	2.01	300
WH-16	99.94	104.94	3.78	3.90	0.400	48232		100	WH_07_02	135.00	140.00	0.56	0.16	0.092	33419	1.83	300
WH-16	104.94	109.94	1.79	2.08	0.262	38807		100	WH_07_02	140.00	145.00	0.66	0.24	0.102	38174	1.48	300
WH-16	109.94	114.94	1.27	1.08	0.210	43012		100	WH_07_02	145.00	150.00	0.34	0.09	0.054	41560	1.28	300
WH-16	114.94	119.94	1.00	0.61	0.166	45852		100	WH_07_02	150.00	155.00	0.96	0.23	0.120	44454	1.94	300
WH-16	119.94	124.94	1.00	0.41	0.139	45155		100	WH_07_02	155.00	160.00	0.70	0.29	0.112	44045	1.86	300
04-DD-WH-02	491.72	496.72	1.12	0.20	0.325	34100	0.13	100	WH_07_02	160.00	165.00	0.32	0.16	0.069	44158	0.98	300
05-DD-WH-09	513.30	518.30	4.00	0.60	0.143	81100	5.59	100	WH_07_02	165.00	170.00	0.70	0.32	0.139	47661	1.45	300
05-DD-WH-12	539.50	544.50	2.00	0.36	0.175	36700	0.32	100	WH_07_02	170.00	175.00	0.44	0.29	0.105	39210	1.50	300
WH_07_01	307.00	312.00	3.50	1.92	0.332	77600	6.04	100	WH_07_02	175.00	180.00	0.72	0.32	0.105	37392	2.60	300
WH_07_02	498.99	503.99	0.40	0.41	0.224	31600	0.99	100	WH_07_02	180.00	185.00	0.84	0.86	0.235	40937	1.42	300

 February 15, 2008

WH-03	171.68	176.68	3.10	1.86	0.351			100	WH_07_02	185.00	190.00	0.56	0.78	0.176	42284	1.22	300
WH-04	45.85	50.85	3.00	2.68	0.361			100	WH_07_02	190.00	195.00	1.16	0.68	0.184	44919	1.94	300
WH-04	50.85	55.85	9.90	2.93	0.357			100	WH_07_02	195.00	200.00	0.68	0.51	0.145	38885	1.71	300
WH-04	105.85	110.85	2.10	1.37	0.237			100	WH_07_02	200.00	205.00	0.36	0.34	0.112	41014	1.58	300
WH-16	124.94	129.94	1.00	0.50	0.143	44100		100	WH_07_02	205.00	210.00	0.42	0.58	0.125	42403	1.45	300
									WH_07_02	210.00	215.00	0.46	0.46	0.129	37944	1.54	300
150 Zone Composites									WH_07_02	215.00	220.00	0.62	0.64	0.142	37413	2.09	300
WH-07	14.02	19.02	0.97	0.37	0.275			150	WH_07_02	220.00	225.00	0.78	0.47	0.154	39846	2.07	300
WH-07	19.02	24.02	4.30	0.36	0.228			150	WH_07_02	225.00	230.00	0.60	0.93	0.187	43639	1.54	300
WH-07	24.02	29.02	1.72	0.32	0.291			150	WH_07_02	230.00	235.00	0.84	0.64	0.235	31786	2.47	300
WH-07	29.02	34.02	0.52	0.30	0.224			150	WH_07_02	235.00	240.00	0.66	0.86	0.232	32577	3.17	300
WH-07	34.02	39.02	1.01	0.44	0.303			150	WH_07_02	240.00	245.00	1.28	0.40	0.201	31523	2.05	300
WH-07	39.02	44.02	1.15	0.69	0.309			150	WH_07_02	245.00	250.00	0.94	0.31	0.132	38418	2.04	300
WH-07	44.02	49.02	1.70	0.93	0.434			150	WH_07_02	250.00	255.00	1.08	0.32	0.147	37633	3.15	300
WH-07	49.02	54.02	1.03	0.78	0.339			150	WH_07_02	255.00	260.00	0.72	0.53	0.144	39323	2.53	300
WH-07	54.02	59.02	0.38	0.49	0.217			150	WH_07_02	260.00	265.00	0.40	0.39	0.113	40981	1.67	300
WH-07	59.02	64.02	0.52	0.41	0.232			150	WH_07_02	265.00	270.00	1.04	0.58	0.194	39096	2.32	300
WH-07	64.02	69.02	2.47	0.30	0.179			150	WH_07_02	270.00	275.00	0.48	0.91	0.141	41263	3.09	300
WH-07	69.02	74.02	0.84	0.36	0.246			150	WH_07_02	275.00	280.00	0.80	0.98	0.220	47293	2.22	300
WH-07	74.02	79.02	5.91	0.34	0.246			150	WH_07_02	280.00	285.00	0.68	1.03	0.218	42406	2.70	300
WH-07	79.02	84.02	3.66	0.33	0.208			150	WH_07_02	285.00	290.00	0.10	0.02	0.010	39380	0.98	300
WH-07	84.02	89.02	11.82	0.47	0.222			150	WH_07_02	290.00	295.00	0.10	0.02	0.010	40758	0.73	300
									WH_07_02	295.00	300.00	0.18	0.21	0.047	40078	1.11	300
200 Zone Composites									WH_07_02	300.00	305.00	0.68	0.61	0.124	51002	2.63	300
04-DD-WH-02	87.78	92.78	0.86	0.78	0.277	25529	2.51	200	WH_07_02	305.00	310.00	0.34	0.55	0.101	43678	3.32	300
04-DD-WH-02	92.78	97.78	0.44	0.25	0.141	24684	1.76	200	WH_07_02	310.00	315.00	0.76	0.61	0.118	52721	2.52	300
04-DD-WH-02	97.78	102.78	0.41	0.21	0.090	20948	2.37	200	WH_07_02	315.00	320.00	0.58	0.47	0.128	39253	2.14	300
04-DD-WH-02	102.78	107.78	0.42	0.37	0.149	24320	1.89	200	WH_07_02	320.00	325.00	0.22	0.12	0.079	30856	3.02	300
04-DD-WH-02	107.78	112.78	0.78	0.51	0.141	21853	2.04	200	WH_07_02	325.00	330.00	0.10	0.08	0.032	33219	2.74	300
04-DD-WH-02	112.78	117.78	0.14	0.28	0.116	25343	1.89	200	WH_07_02	330.00	335.00	0.24	0.12	0.042	33333	2.58	300
04-DD-WH-02	117.78	122.78	0.93	0.53	0.206	61721	1.96	200	WH_07_02	335.00	340.00	0.80	0.35	0.082	50309	4.33	300
04-DD-WH-02	122.78	127.78	1.66	0.69	0.252	68504	1.38	200	WH_07_02	340.00	345.00	0.56	0.41	0.076	48572	3.75	300
04-DD-WH-02	127.78	132.78	1.27	0.46	0.114	71285	1.62	200	WH_07_02	345.00	350.00	0.66	0.29	0.085	44742	2.31	300
04-DD-WH-02	132.78	137.78	2.28	0.57	0.163	65002	1.95	200	WH_07_02	350.00	355.00	0.82	0.36	0.115	37083	1.80	300
04-DD-WH-02	137.78	142.78	1.53	0.51	0.162	61228	1.54	200	WH_07_02	355.00	360.00	1.02	0.46	0.146	39798	1.84	300
05-DD-WH-07	400.40	405.40	1.20	0.39	0.121	33077	1.31	200	WH_07_02	360.00	365.00	1.30	0.34	0.141	39795	2.92	300
05-DD-WH-07	405.40	410.40	1.40	0.52	0.156	31081	1.98	200	WH_07_02	365.00	370.00	1.22	0.22	0.088	37169	2.67	300
05-DD-WH-07	410.40	415.40	2.06	1.47	0.400	28451	3.22	200	WH_07_02	370.00	375.00	0.56	0.13	0.072	32520	2.63	300
05-DD-WH-07	415.40	420.40	0.94	0.37	0.098	36789	1.35	200	WH_07_02	375.00	380.00	0.48	0.12	0.057	33878	1.96	300
05-DD-WH-07	420.40	425.40	1.00	0.34	0.079	38052	1.72	200	WH_07_02	380.00	385.00	0.38	0.07	0.040	34140	2.57	300
05-DD-WH-07	425.40	430.40	0.80	0.44	0.071	43934	0.80	200	WH_07_02	385.00	390.00	0.28	0.04	0.019	33262	1.77	300
05-DD-WH-07	430.40	435.40	1.28	0.64	0.143	48603	0.91	200	WH_07_02	390.00	395.00	0.46	0.09	0.043	31974	2.63	300
05-DD-WH-07	435.40	440.40	0.92	0.50	0.121	45943	1.29	200	WH_07_02	395.00	400.00	0.98	0.19	0.090	42793	3.22	300
05-DD-WH-07	440.40	445.40	0.80	0.52	0.120	43521	2.60	200	WH_07_02	400.00	405.00	5.75	3.47	1.142	44827	4.15	300
05-DD-WH-07	445.40	450.40	0.96	0.38	0.078	41201	1.26	200	WH_07_02	405.00	410.00	4.45	3.19	0.824	36825	3.21	300
05-DD-WH-07	450.40	455.40	0.65	0.43	0.107	47469	1.93	200	WH_07_02	410.00	415.00	0.58	0.95	0.066	33540	3.49	300
05-DD-WH-07	455.40	460.40	0.50	0.69	0.138	60395	1.65	200	WH_07_02	415.00	420.00	0.28	0.21	0.100	40190	3.13	300
05-DD-WH-07	460.40	465.40	0.50	0.46	0.097	50397	2.63	200	WH_07_02	420.00	425.00	0.68	0.58	0.192	50013	3.61	300
05-DD-WH-07	465.40	470.40	0.50	0.74	0.086	52745	3.33	200	WH_07_02	425.00	430.00	1.22	1.24	0.289	47789	3.82	300
06-DD-WH-15	304.10	309.10	1.38	0.37	0.200	37123	2.28	200	WH_07_02	430.00	435.00	1.84	2.14	0.314	47968	3.78	300
06-DD-WH-15	309.10	314.10	2.13	0.41	0.234	33450	2.05	200	WH_07_02	435.00	440.00	2.12	1.35	0.399	51866	3.43	300
06-DD-WH-15	314.10	319.10	2.40	0.31	0.133	41552	1.95	200	WH_07_02	440.00	445.00	2.00	1.70	0.369	48486	4.80	300
06-DD-WH-15	319.10	324.10	14.20	0.41	0.186	41106	3.25	200	WH_07_02	445.00	450.00	0.32	0.21	0.076	42318	1.27	300
06-DD-WH-15	324.10	329.10	14.20	0.36	0.129	47400	4.31	200	WH_07_02	450.00	455.00	0.58	0.15	0.057	49139	1.57	300
06-DD-WH-15	329.10	334.10	1.77	0.29	0.125	32863	1.53	200	WH_07_02	455.00	460.00	0.50	0.33	0.092	48583	0.68	300
06-DD-WH-15	334.10	339.10	1.82	1.13	0.348	31675	2.20	200	WH_07_02	460.00	465.00	1.00	0.45	0.159	42558	0.70	300
06-DD-WH-15	339.10	344.10	3.38	0.43	0.247	33614	2.26	200	WH_07_02	465.00	470.00	1.52	0.75	0.246	43404	0.75	300
06-DD-WH-15	344.10	349.10	1.03	0.48	0.196	34155	2.82	200	WH_07_02	470.00	475.00	0.86	0.56	0.170	41962	0.77	300
06-DD-WH-15	349.10	354.10	1.30	0.41	0.165	37818	2.07	200	WH_07_02	475.00	480.00	1.06	0.91	0.231	37318	0.99	300
06-DD-WH-15	354.10	359.10	1.24	0.53	0.200	30212	3.14	200	WH_07_02	480.00	485.00	1.12	0.41	0.128	38442	0.77	300
06-DD-WH-15	359.10	364.10	1.40	0.32	0.156	28478	2.42	200	WH_07_02	485.00	490.00	0.64	0.38	0.136	32529	0.83	300
06-DD-WH-15	364.10	369.10	0.80	0.12	0.121	32377	2.03	200	WH_07_02	490.00	495.00	0.28	0.14	0.057	38908	0.99	300
06-DD-WH-15	369.10	374.10	3.46	0.08	0.094	33928	2.35	200	WH_07_02	495.00	500.00	0.52	0.66	0.240	32570	0.91	300
06-DD-WH-15	374.10	379.10	1.40	0.18	0.125	32721	2.37	200	WH_07_02	500.00	505.00	0.78	0.26	0.180	30040	1.25	300
06-DD-WH-15	379.10	384.10	0.50	0.40	0.204	34635	2.71	200	WH_07_02	505.00	510.00	1.10	0.21	0.166	34657	2.70	300
06-DD-WH-15	384.10	389.10	0.59	0.14	0.126	35601	2.71	200	WH_07_02	510.00	515.00	0.70	0.24	0.178	33081	1.84	300
06-DD-WH-15	389.10	394.10	3.61	0.49	0.249	33551	2.63	200	WH_07_02	515.00	520.00	0.60	0.21	0.155	37177	2.12	300
06-DD-WH-15	394.10	399.10	0.50	0.43	0.178	39985	2.12	200	WH_07_02	520.00	525.00	1.88	0.14	0.113	36063	2.46	300
06-DD-WH-15	399.10	404.10	0.61	0.25	0.128	35868	2.61	200	WH_07_02	525.00	530.00	0.30	0.14	0.124	35556	2.06	300
06-DD-WH-15	404.10	409.10	0.59	0.19	0.149	37342	2.29	200	WH_07_02	530.00	535.00	0.46	0.18	0.125	35386	1.43	300
06-DD-WH-15	409.10	414.10	0.58	0.29	0.144	43398	2.22	200	WH_07_02	535.00	540.00	1.16	0.36	0.181	33458	1.99	300
06-DD-WH-15	414.10	419.10	1.38	0.59	0.232	45606	2.18	200	WH_07_02	540.00	545.00	14.20	0.26	0.165	46531	4.17	300
06-DD-WH-15	419.10	424.10	0.89	1.03	0.295	40394	2.96	200	WH_07_02	545.00	550.00	4.63	0.18	0.083	43864	3.50	300
06-DD-WH-15	424.10	429.10	0.91	0.65	0.216	47910	2.92	200	WH_07_02	550.00	555.00	0.74	0.17	0.082	41419	2.75	300
06-DD-WH-15	429.10	434.10	0.69	0.32	0.188	41071	2.91	200	WH_07_02	555.00	560.00	0.66	0.12	0.059	52934	2.42	300
06-DD-WH-15	434.10	439.10	0.93	0.53	0.194	38694	2.12	200	WH_07_02	560.00	565.00	0.52	0.50	0.159	45351	1.43	300
06-DD-WH-15	439.10	444.10	1.38	0.62	0.318	34797	2.84	200	WH_07_02	565.00	570.00	0.68	0.44	0.164	34742	2.52	300
06-DD-WH-15	444.10	449.10	0.99	0.33	0.224	27282	2.24	200	WH_07_02	570.00	575.00	2.42	0.12	0.086	37099	3.53	300
06-DD-WH-15	449.10	454.10	0.81	0.16	0.070	27515	1.64	200	WH_07_02	575.00	580.00	1.20	0.17	0.197	31886	3.55	300
06-DD-WH-15	454.10	459.10	0.79	0.40	0.139	35071	2.89	200	WH_07_02	580.00	585.00	0.40	0.14	0.125	29477	2.17	300
06-DD-WH-15	459.10	464.10	0.50	0.04	0.015	30692	1.49	200	WH_07_02	585.00	590.00	0.50	0.13	0.153	26505	3.05	300
06-DD-WH-15	464.10	469.10	0.50	0.02	0.019	42338	1.33	200	WH_07_03	295.99	300.99	1.00	0.19	0.111	37565	2.41	300
06-DD-WH-15	469.10	474.10	0.50	0.01	0.008	42740	1.60	200	WH_07_03	300.99	305.99	0.90	0.12	0.085	50184	1.62	300
06-DD-WH-15	474.10	479.10	0.50	0.04	0.008	38931	1.72	200	WH_07_03	305.99	310.99	0.80	0.09	0.100	35616	1.83	300
06-DD-WH-15	479.10	484.10	0.50	0.05	0.008	39749	1.65	200	WH_07_03	310.99	315.99	0.70	0.10	0.083	38231	1.54	300
06-DD-WH-15	484.10	489.10	0.68	0.07	0.005	35177	1.67	200	WH_07_03	315.99	320.99	1.20	0.11	0.070	41287	1.22	300
06-DD-WH-15	489.10	494.10	1.00	0.06	0.008	35945	1.78	200	WH_07_03	320.99	325.99	0.73	0.43	0.310	47325	1.65	300
06-DD-WH-15	494.10	499.10	1.65	0.24	0.037	36568	2.04	200	WH_07_03	325.99	330.99	0.50	0.23	0.123	38513	1.54	300
06-DD-WH-15	499.10	504.10	1.21	0.25	0.113	26889	1.25	200	WH_07_03	330.99	335.99	0.50	0.35	0.151	37953	1.79	300
06-DD-WH-15	504.10	509.10	0.59	0.17	0.088	23984	1.41	200	WH_07_03	335.99	340.99	6.18	0.34	0.160	40624	2.76	300
06-DD-WH-15	509.10	514.10	1.37	0.13	0.085	26151	1.47	200	WH_07_03	340.99	345.99	3.02	0.31	0.181	31832	1.97	300

 February 15, 2008

06-DD-WH-15	514.10	519.10	5.74	0.07	0.036	28624	1.35	200	WH_07_03	345.99	350.99	1.00	0.27	0.161	31596	1.69	300
06-DD-WH-15	519.10	524.10	0.90	0.28	0.103	42777	1.47	200	WH_07_03	350.99	355.99	0.80	0.36	0.147	35462	1.25	300
06-DD-WH-15	524.10	529.10	1.41	0.42	0.117	46161	1.61	200	WH_07_03	355.99	360.99	0.90	0.31	0.120	32737	1.19	300
06-DD-WH-15	529.10	534.10	1.00	0.33	0.087	36228	1.86	200	WH_07_03	360.99	365.99	0.80	0.19	0.091	32166	1.04	300
06-DD-WH-15	534.10	539.10	1.42	0.43	0.100	38264	1.29	200	WH_07_03	365.99	370.99	3.09	0.30	0.175	34341	2.57	300
06-DD-WH-15	539.10	544.10	1.32	0.37	0.126	31392	1.52	200	WH_07_03	370.99	375.99	1.10	0.40	0.134	34207	2.08	300
06-DD-WH-15	544.10	549.10	1.08	0.32	0.085	37348	0.99	200	WH_07_03	375.99	380.99	1.00	0.67	0.230	32695	1.25	300
06-DD-WH-15	549.10	554.10	1.17	0.51	0.110	46079	0.90	200	WH_07_03	380.99	385.99	0.80	0.46	0.138	39133	1.38	300
06-DD-WH-15	554.10	559.10	2.14	0.56	0.133	44841	1.52	200	WH_07_03	385.99	390.99	0.80	0.21	0.108	38408	2.20	300
06-DD-WH-15	559.10	564.10	1.23	0.41	0.084	46898	1.28	200	WH_07_03	390.99	395.99	0.95	0.33	0.211	33398	2.15	300
06-DD-WH-15	564.10	569.10	2.88	1.52	0.232	33552	1.05	200	WH_07_03	395.99	400.99	0.70	0.25	0.113	39566	1.82	300
06-DD-WH-15	569.10	574.10	7.08	1.73	0.392	50414	2.78	200	WH_07_03	400.99	405.99	1.20	0.54	0.222	40123	1.76	300
06-DD-WH-15	574.10	579.10	1.00	0.98	0.143	52273	0.81	200	WH_07_03	405.99	410.99	1.00	0.33	0.177	42361	1.78	300
06-DD-WH-15	579.10	584.10	1.20	0.34	0.053	46257	0.37	200	WH_07_03	410.99	415.99	0.80	0.45	0.228	33381	1.58	300
06-DD-WH-15	584.10	589.10	1.00	0.80	0.098	46060	0.50	200	WH_07_03	415.99	420.99	1.00	0.19	0.111	40296	1.46	300
06-DD-WH-15	589.10	594.10	2.32	1.10	0.132	56609	1.33	200	WH_07_03	420.99	425.99	0.70	0.25	0.114	35316	1.49	300
06-DD-WH-15	594.10	599.10	1.00	1.93	0.226	64316	0.70	200	WH_07_03	425.99	430.99	1.35	0.93	0.267	48058	2.01	300
WH_07_01	61.00	66.00	0.68	0.34	0.226	31940	2.03	200	WH_07_03	430.99	435.99	0.90	0.47	0.144	49485	1.41	300
WH_07_01	66.00	71.00	1.04	0.36	0.247	31960	1.51	200	WH_07_03	435.99	440.99	0.90	0.82	0.200	51445	1.83	300
WH_07_01	71.00	76.00	2.42	0.39	0.297	34020	2.42	200	WH_07_03	440.99	445.99	0.80	0.44	0.098	35259	0.94	300
WH_07_01	76.00	81.00	0.27	0.26	0.120	32140	0.76	200	WH_07_03	445.99	450.99	0.90	0.77	0.204	39620	1.39	300
WH_07_01	81.00	86.00	0.54	0.42	0.190	32220	0.75	200	WH_07_03	450.99	455.99	1.00	0.61	0.171	34507	1.51	300
WH_07_01	86.00	91.00	1.60	1.15	0.440	47480	2.36	200	WH_07_03	455.99	460.99	1.00	0.28	0.081	30806	1.33	300
WH_07_01	91.00	96.00	0.54	0.71	0.170	45371	1.53	200	WH_07_03	460.99	465.99	0.60	0.34	0.081	32077	1.46	300
WH_07_01	96.00	101.00	0.40	0.67	0.206	39760	1.08	200	WH_07_03	465.99	470.99	0.50	0.31	0.078	31978	1.67	300
WH_07_01	101.00	106.00	1.26	0.64	0.185	41080	1.39	200	WH_07_03	470.99	475.99	1.00	0.37	0.088	32215	1.06	300
WH_07_01	106.00	111.00	1.02	0.59	0.171	41580	1.58	200	WH_07_03	475.99	480.99	0.70	0.23	0.060	30049	1.18	300
WH_07_01	111.00	116.00	4.50	1.63	0.435	50500	3.63	200	WH_07_03	480.99	485.99	1.00	0.16	0.058	32173	1.08	300
WH_07_02	180.00	185.00	0.84	0.86	0.235	40937	1.42	200	WH_07_03	485.99	490.99	0.50	0.54	0.138	36325	1.73	300
WH_07_02	185.00	190.00	0.56	0.78	0.176	42284	1.22	200	WH_07_03	490.99	495.99	0.80	0.53	0.086	30444	1.64	300
WH_07_02	190.00	195.00	1.16	0.68	0.184	44919	1.94	200	WH_07_03	495.99	500.99	0.50	0.66	0.093	29238	1.57	300
WH_07_02	195.00	200.00	0.68	0.51	0.145	38885	1.71	200	WH_07_03	500.99	505.99	0.70	0.17	0.066	34268	1.41	300
WH_07_02	200.00	205.00	0.36	0.34	0.112	41014	1.58	200	WH_07_03	505.99	510.99	0.70	0.30	0.080	34993	1.69	300
WH_07_02	205.00	210.00	0.42	0.58	0.125	42403	1.45	200	WH_07_03	510.99	515.99	1.00	0.45	0.110	29379	1.89	300
WH_07_02	210.00	215.00	0.46	0.46	0.129	37944	1.54	200	WH_07_03	515.99	520.99	0.70	0.32	0.073	38222	1.23	300
WH_07_02	215.00	220.00	0.62	0.64	0.142	37413	2.09	200	WH_07_03	520.99	525.99	0.70	0.39	0.109	38150	1.82	300
WH_07_02	220.00	225.00	0.78	0.47	0.154	39846	2.07	200	WH_07_03	525.99	530.99	0.60	0.48	0.118	40060	1.78	300
WH_07_02	225.00	230.00	0.60	0.93	0.187	43639	1.54	200	WH_07_03	530.99	535.99	0.75	0.64	0.198	50427	1.48	300
WH_07_02	230.00	235.00	0.84	0.64	0.235	31786	2.47	200	WH_07_03	535.99	540.99	0.70	0.51	0.156	58650	0.79	300
WH_07_02	235.00	240.00	0.66	0.86	0.232	32577	3.17	200	WH_07_03	540.99	545.99	1.70	0.73	0.164	51562	2.02	300
WH_07_02	240.00	245.00	1.28	0.40	0.201	31523	2.05	200	WH_07_03	545.99	550.99	1.75	0.56	0.124	42232	2.92	300
WH_07_02	245.00	250.00	0.94	0.31	0.132	38418	2.04	200	WH_07_03	550.99	555.99	0.50	0.06	0.013	39345	2.80	300
WH_07_02	250.00	255.00	1.08	0.32	0.147	37633	3.15	200	WH_07_03	555.99	560.99	0.50	0.07	0.004	42206	3.04	300
WH_07_02	255.00	260.00	0.72	0.53	0.144	39323	2.53	200	WH_07_03	560.99	565.99	0.50	0.04	0.012	41859	2.30	300
WH_07_02	260.00	265.00	0.40	0.39	0.113	40981	1.67	200	WH_07_03	565.99	570.99	0.94	0.38	0.075	50981	2.61	300
WH_07_02	265.00	270.00	1.04	0.58	0.194	39096	2.32	200	WH_07_03	570.99	575.99	0.58	0.42	0.074	51040	0.82	300
WH_07_02	270.00	275.00	0.48	0.91	0.141	41263	3.09	200	WH_07_03	575.99	580.99	1.24	0.34	0.085	51273	0.73	300
WH_07_02	275.00	280.00	0.80	0.98	0.220	47293	2.22	200	WH_07_03	580.99	585.99	0.74	0.58	0.118	51477	2.41	300
WH_07_02	280.00	285.00	0.68	1.03	0.218	42418	2.70	200	WH_07_03	585.99	590.99	1.72	0.92	0.225	55909	3.59	300
WH_07_03	366.81	371.81	3.25	0.32	0.181	35523	2.98	200	WH_07_03	590.99	595.99	0.90	0.42	0.091	49029	2.50	300
WH_07_03	371.81	376.81	0.94	0.43	0.144	33713	1.68	200	WH_07_03	595.99	600.99	0.50	0.05	0.006	40463	3.49	300
WH_07_03	376.81	381.81	1.00	0.75	0.241	33009	1.28	200	WH_07_03	600.99	605.99	0.50	0.04	0.006	39637	2.91	300
WH_07_03	381.81	386.81	0.72	0.33	0.104	39400	1.49	200	WH_07_03	605.99	610.99	1.50	0.12	0.020	41478	3.56	300
WH_07_03	386.81	391.81	0.88	0.23	0.125	38059	2.15	200	WH_07_03	610.99	615.99	1.06	0.64	0.159	55649	1.78	300
WH_07_03	391.81	396.81	0.87	0.33	0.199	32757	2.19	200	WH_07_03	615.99	620.99	0.71	0.35	0.092	55756	2.87	300
WH_07_03	396.81	401.81	0.78	0.30	0.133	40554	1.71	200	WH_07_03	620.99	625.99	1.08	0.33	0.088	56557	1.12	300
WH_07_03	401.81	406.81	1.36	0.59	0.244	41991	1.99	200	WH_07_03	625.99	630.99	1.25	0.23	0.062	53633	0.79	300
WH_07_03	406.81	411.81	0.76	0.30	0.161	39823	1.68	200	WH_07_03	630.99	635.99	0.60	0.17	0.048	48945	1.40	300
WH_07_03	411.81	416.81	1.04	0.40	0.211	33948	1.43	200	WH_07_03	635.99	640.99	1.20	0.23	0.071	48348	1.23	300
WH_07_03	416.81	421.81	0.76	0.19	0.107	40284	1.51	200	WH_07_03	640.99	645.99	0.50	0.13	0.040	56101	2.00	300
WH_07_03	421.81	426.81	0.73	0.28	0.117	36489	1.53	200	WH_07_03	645.99	650.99	0.50	0.22	0.058	45830	1.47	300
WH_07_03	426.81	431.81	1.40	0.93	0.269	46761	1.99	200	WH_07_03	650.99	655.99	0.75	0.22	0.045	39418	1.24	300
WH_07_03	431.81	436.81	0.82	0.54	0.161	57323	1.32	200	WH_07_03	655.99	660.99	0.80	0.19	0.042	42493	1.28	300
WH_07_03	436.81	441.81	0.98	0.76	0.175	43386	1.84	200	WH_07_03	660.99	665.99	0.60	0.24	0.064	42446	0.60	300
WH_07_03	441.81	446.81	0.72	0.42	0.098	35650	0.87	200	WH_07_03	665.99	670.99	0.50	0.59	0.167	49077	1.06	300
WH_07_03	446.81	451.81	0.98	0.86	0.232	39652	1.49	200	WH_07_03	670.99	675.99	1.23	0.36	0.095	39460	2.45	300
04-DD-WH-02	142.78	147.78	2.07	0.50	0.121	77700	1.89	200	WH_07_04	239.00	244.00	1.40	0.17	0.134	39960	3.69	300
WH_07_03	451.81	456.81	1.00	0.90	0.263	36900	1.31	200	WH_07_04	244.00	249.00	1.00	0.11	0.092	44040	4.32	300
									WH_07_04	249.00	254.00	1.60	0.25	0.187	43060	3.03	300
250 Zone Composites									WH_07_04	254.00	259.00	2.00	0.24	0.157	54820	4.45	300
04-DD-WH-04	10.67	15.67	9.84	0.34	0.152	41360	2.93	250	WH_07_04	259.00	264.00	1.00	0.16	0.113	43340	2.63	300
04-DD-WH-04	15.67	20.67	9.77	0.39	0.120	43804	3.12	250	WH_07_04	264.00	269.00	1.40	0.17	0.157	39460	2.49	300
04-DD-WH-04	20.67	25.67	9.99	0.40	0.103	41452	2.17	250	WH_07_04	269.00	274.00	1.00	0.10	0.103	43520	2.12	300
04-DD-WH-04	25.67	30.67	3.90	0.23	0.069	37975	2.26	250	WH_07_04	274.00	279.00	1.00	0.08	0.125	42320	1.99	300
04-DD-WH-04	30.67	35.67	7.82	0.42	0.091	44219	2.30	250	WH_07_04	279.00	284.00	1.00	0.06	0.114	38580	1.87	300
04-DD-WH-04	35.67	40.67	2.01	0.99	0.315	42971	1.12	250	WH_07_04	284.00	289.00	1.00	0.06	0.116	39900	2.06	300
04-DD-WH-04	40.67	45.67	1.37	1.38	0.357	41929	0.79	250	WH_07_05	3.04	8.04	1.69	0.27	0.120	29920	1.13	300
04-DD-WH-04	45.67	50.67	9.25	0.66	0.195	37635	1.42	250	WH_07_05	8.04	13.04	0.70	0.19	0.261	31798	0.89	300
04-DD-WH-04	50.67	55.67	4.81	0.75	0.233	37712	1.31	250	WH_07_05	13.04	18.04	0.60	0.11	0.192	37581	1.50	300
04-DD-WH-04	55.67	60.67	0.96	0.65	0.190	40478	2.35	250	WH_07_05	18.04	23.04	1.01	0.18	0.136	39589	2.39	300
04-DD-WH-04	60.67	65.67	0.63	0.40	0.129	40117	1.32	250	WH_07_05	23.04	28.04	1.81	0.27	0.101	44928	3.00	300
04-DD-WH-04	65.67	70.67	1.21	0.68	0.245	42253	1.76	250	WH_07_05	28.04	33.04	1.41	0.09	0.077	31998	1.46	300
04-DD-WH-04	70.67	75.67	1.13	0.53	0.201	41985	1.46	250	WH_07_05	33.04	38.04	1.87	0.25	0.139	37526	0.98	300
04-DD-WH-04	75.67	80.67	0.59	0.49	0.157	44345	1.50	250	WH_07_05	38.04	43.04	1.30	0.04	0.035	32585	1.62	300
04-DD-WH-04	80.67	85.67	0.57	0.29	0.094	41649	1.05	250	WH_07_05	43.04	48.04	0.80	0.05	0.034	36518	1.59	300
04-DD-WH-04	85.67	90.67	1.00	0.31	0.125	43411	2.25	250	WH_07_05	48.04	53.04	1.60	0.11	0.031	38343	2.42	300
04-DD-WH-04	90.67	95.67	1.01	0.34	0.259	31294	1.57	250	WH_07_05	53.04	58.04	0.50	0.04	0.047	35722	1.45	300
04-DD-WH-04	95.67	100.67	1.57	0.51	0.305	27075	2.05	250	WH_07_05	58.04	63.04	0.50	0.03	0.037	37523	1.54	300
04-DD-WH-04	100.67	105.67	0.69	0.27	0.191	32401	2.03	250	WH_07_05	63.04	68.04	0.50	0.06	0.020	37469	2.36	300
04-DD-WH-04	105.67	110.67	0.87	0.26	0.204	31953	1.91	250	WH_07_05	68.04	73.04	0.50	0.03	0.018	37930	1.61	300
04-DD-WH-04	110.67	115.67	0.83	0.18	0.205	33968	2.64	250	WH_07_05	73.04	78.04	4.42	0.04	0.071	40422	1.67	300

 February 15, 2008

04-DD-WH-04	115.67	120.67	1.03	0.31	0.304	39064	4.34	250	WH_07_05	78.04	83.04	10.09	0.09	0.144	41921	2.70	300
05-DD-WH-08	22.74	27.74	4.40	0.31	0.309	43300	3.45	250	WH_07_05	83.04	88.04	1.00	0.09	0.109	33733	2.19	300
05-DD-WH-08	27.74	32.74	4.40	0.47	0.469	54820	4.58	250	WH_07_05	88.04	93.04	1.00	0.06	0.093	33553	1.25	300
05-DD-WH-08	32.74	37.74	2.22	0.22	0.189	44233	0.99	250	WH_07_05	93.04	98.04	1.00	0.06	0.111	37053	0.89	300
05-DD-WH-08	37.74	42.74	1.50	0.40	0.310	42631	1.52	250	WH_07_05	98.04	103.04	3.41	0.65	0.347	36766	1.72	300
05-DD-WH-08	42.74	47.74	0.62	0.51	0.318	46864	1.56	250	WH_07_05	103.04	108.04	1.59	0.57	0.262	42538	1.50	300
05-DD-WH-08	47.74	52.74	1.40	0.79	0.517	43864	2.40	250	WH_07_05	108.04	113.04	1.00	0.20	0.153	51269	0.65	300
05-DD-WH-08	52.74	57.74	2.11	0.59	0.441	44264	2.50	250	WH_07_05	113.04	118.04	1.10	0.18	0.179	37333	0.90	300
05-DD-WH-08	57.74	62.74	5.38	0.64	0.518	49102	3.32	250	WH_07_05	118.04	123.04	8.31	0.66	0.324	55690	3.21	300
05-DD-WH-08	62.74	67.74	1.40	0.45	0.305	40440	2.88	250	WH_07_05	123.04	128.04	3.20	0.50	0.333	52211	1.79	300
05-DD-WH-08	67.74	72.74	0.80	0.57	0.330	37916	3.00	250	WH_07_05	128.04	133.04	2.00	0.46	0.201	41926	1.14	300
05-DD-WH-08	72.74	77.74	2.50	1.86	0.937	50016	4.65	250	WH_07_05	133.04	138.04	2.00	0.63	0.210	53779	1.62	300
05-DD-WH-08	77.74	82.74	3.03	1.05	0.637	48815	4.42	250	WH_07_05	138.04	143.04	2.00	0.80	0.204	49238	1.72	300
05-DD-WH-08	82.74	87.74	2.96	0.82	0.455	50093	4.20	250	WH_07_05	143.04	148.04	1.99	0.48	0.183	45892	1.16	300
05-DD-WH-08	87.74	92.74	5.00	1.03	0.620	44307	4.56	250	WH_07_05	148.04	153.04	1.00	0.47	0.140	42846	0.89	300
06-DD-WH-15	134.24	139.24	4.21	0.97	0.661	56621	4.63	250	WH_07_05	153.04	158.04	1.81	0.55	0.147	43810	1.52	300
06-DD-WH-15	139.24	144.24	1.85	0.86	0.508	50305	2.02	250	WH_07_05	158.04	163.04	1.39	0.35	0.101	35254	1.37	300
06-DD-WH-15	144.24	149.24	1.73	0.61	0.366	45267	2.65	250	WH_07_05	163.04	168.04	1.50	0.31	0.089	33976	0.77	300
06-DD-WH-15	149.24	154.24	2.66	0.51	0.332	43234	3.06	250	WH_07_05	168.04	173.04	0.80	0.03	0.006	54275	0.74	300
06-DD-WH-15	154.24	159.24	8.60	0.73	0.459	53559	4.01	250	WH_07_05	173.04	178.04	0.90	0.26	0.075	35306	0.57	300
06-DD-WH-15	159.24	164.24	2.00	0.46	0.250	55162	2.85	250	WH_07_05	178.04	183.04	3.40	0.64	0.144	35045	0.97	300
06-DD-WH-15	164.24	169.24	2.34	0.52	0.284	54499	3.65	250	WH_07_05	183.04	188.04	5.01	1.33	0.179	47172	2.08	300
06-DD-WH-15	169.24	174.24	1.87	0.54	0.331	54338	2.44	250	WH_07_05	188.04	193.04	2.42	2.37	0.225	52652	1.24	300
06-DD-WH-15	174.24	179.24	3.60	0.46	0.346	52763	4.50	250	WH_07_05	193.04	198.04	2.38	1.72	0.165	51022	1.61	300
06-DD-WH-15	179.24	184.24	2.00	0.30	0.238	48051	3.42	250	WH_07_05	198.04	203.04	5.05	1.06	0.094	59419	2.53	300
06-DD-WH-15	184.24	189.24	4.72	0.39	0.278	40550	3.78	250	WH_07_05	203.04	208.04	3.79	1.24	0.122	60186	3.56	300
WH-09	3.66	8.66	11.61	0.48	0.257			250	WH_07_05	208.04	213.04	5.60	2.83	0.257	72590	5.87	300
WH-09	8.66	13.66	5.29	0.41	0.240			250	WH_07_05	213.04	218.04	2.57	1.77	0.167	64512	5.53	300
WH-09	13.66	18.66	5.61	0.82	0.526			250	WH_07_05	218.04	223.04	1.60	0.58	0.086	52846	3.55	300
WH-09	18.66	23.66	8.99	0.38	0.111			250	WH_07_05	223.04	228.04	3.99	1.77	0.173	49604	2.87	300
WH-09	23.66	28.66	5.80	0.16	0.018			250	WH_07_05	228.04	233.04	2.85	0.72	0.132	58378	4.03	300
WH-09	28.66	33.66	3.49	0.17	0.060			250	WH_07_05	233.04	238.04	3.35	1.11	0.153	59062	4.30	300
WH-09	33.66	38.66	2.73	0.13	0.050			250	WH_07_05	238.04	243.04	0.80	0.75	0.074	51876	1.56	300
WH-09	38.66	43.66	0.45	0.13	0.044			250	WH_07_05	243.04	248.04	0.50	0.43	0.057	53478	2.34	300
WH-09	43.66	48.66	0.83	0.12	0.060			250	WH_07_05	248.04	253.04	0.50	0.51	0.071	63902	2.19	300
WH-09	48.66	53.66	1.82	0.36	0.146			250	WH_07_05	253.04	258.04	0.50	0.48	0.068	54309	1.18	300
WH-09	53.66	58.66	0.50	0.05	0.014			250	WH_07_05	258.04	263.04	0.70	1.08	0.135	55665	0.79	300
WH-09	58.66	63.66	0.41	0.11	0.050			250	WH_07_05	263.04	268.04	1.45	0.77	0.120	49294	0.77	300
WH-09	63.66	68.66	0.65	0.27	0.074			250	WH_07_05	268.04	273.04	1.39	0.93	0.141	48394	1.54	300
WH-09	68.66	73.66	0.66	0.95	0.276			250	WH_07_05	273.04	278.04	6.08	0.64	0.166	62819	5.03	300
WH-09	73.66	78.66	0.70	0.93	0.322			250	WH_07_05	278.04	283.04	6.14	0.23	0.039	41501	3.58	300
WH-09	78.66	83.66	1.31	0.65	0.253			250	WH_07_06	127.00	132.00	1.60	0.02	0.147	41780	3.50	300
WH-09	83.66	88.66	2.90	0.52	0.244			250	WH_07_06	132.00	137.00	0.80	0.01	0.057	33865	2.56	300
WH-09	88.66	93.66	0.45	0.34	0.279			250	WH_07_06	137.00	142.00	0.60	0.02	0.098	43954	3.44	300
06-DD-WH-15	189.24	194.24	13.00	0.22	0.202	48400	4.44	250	WH_07_06	142.00	147.00	1.80	0.03	0.246	41123	3.82	300
WH-09	93.66	98.66	0.20	0.43	0.310			250	WH_07_06	147.00	152.00	1.90	0.02	0.126	31360	2.67	300
									WH_07_06	152.00	157.00	0.70	0.01	0.051	34665	1.61	300
300 Zone Composites									WH_07_06	157.00	162.00	0.70	0.01	0.086	29658	2.47	300
04-DD-WH-01	105.75	110.75	0.84	0.03	0.080	40964	0.78	300	WH_07_06	162.00	167.00	0.70	0.01	0.066	37016	2.34	300
04-DD-WH-01	110.75	115.75	1.00	0.06	0.074	38240	1.57	300	WH_07_06	167.00	172.00	0.70	0.02	0.039	40099	1.90	300
04-DD-WH-01	115.75	120.75	0.78	0.02	0.040	39980	1.85	300	WH_07_06	172.00	177.00	1.70	0.03	0.098	37781	3.11	300
04-DD-WH-01	120.75	125.75	1.64	0.07	0.201	47800	0.99	300	WH_07_06	177.00	182.00	0.50	0.01	0.036	48655	2.32	300
04-DD-WH-01	125.75	130.75	1.66	0.08	0.235	51820	0.58	300	WH_07_06	182.00	187.00	0.70	0.05	0.052	41785	2.80	300
04-DD-WH-01	130.75	135.75	1.20	0.08	0.191	43420	1.01	300	WH_07_06	187.00	192.00	0.50	0.01	0.074	36442	1.35	300
04-DD-WH-01	135.75	140.75	0.62	0.02	0.057	37820	1.29	300	WH_07_06	192.00	197.00	0.50	0.01	0.025	34341	1.43	300
04-DD-WH-01	140.75	145.75	0.70	0.05	0.052	42420	1.52	300	WH_07_06	197.00	202.00	0.50	0.01	0.026	34059	2.38	300
04-DD-WH-01	145.75	150.75	0.90	0.22	0.082	42580	0.71	300	WH_07_06	202.00	207.00	0.70	0.02	0.088	36980	2.66	300
04-DD-WH-01	150.75	155.75	1.34	0.69	0.159	43886	0.57	300	WH_07_06	207.00	212.00	1.80	0.06	0.114	39715	2.57	300
04-DD-WH-01	155.75	160.75	0.96	0.80	0.148	45540	0.27	300	WH_07_06	212.00	217.00	1.95	0.04	0.063	43632	2.70	300
04-DD-WH-01	160.75	165.75	1.26	1.32	0.252	46280	0.49	300	WH_07_06	217.00	222.00	1.80	0.05	0.080	38980	2.30	300
04-DD-WH-01	165.75	170.75	1.20	1.76	0.221	45660	0.77	300	WH_07_06	222.00	227.00	1.20	0.39	0.065	37003	2.07	300
04-DD-WH-01	170.75	175.75	0.70	0.49	0.094	40006	0.99	300	WH_07_06	227.00	232.00	0.80	0.04	0.038	38347	1.52	300
04-DD-WH-01	175.75	180.75	0.64	0.63	0.095	39180	0.45	300	WH_07_06	232.00	237.00	0.80	0.01	0.004	38362	2.79	300
04-DD-WH-01	180.75	185.75	0.92	0.44	0.094	39740	1.50	300	WH_07_06	237.00	242.00	0.60	0.01	0.021	31763	1.53	300
04-DD-WH-01	185.75	190.75	0.92	0.56	0.127	43700	0.85	300	WH_07_06	242.00	247.00	1.10	0.01	0.041	37920	1.10	300
04-DD-WH-01	190.75	195.75	0.88	0.72	0.169	50200	1.30	300	WH_07_06	247.00	252.00	1.10	0.02	0.041	36379	1.84	300
04-DD-WH-01	195.75	200.75	0.70	0.78	0.133	45822	0.53	300	WH_07_06	252.00	257.00	1.00	0.02	0.043	39079	1.30	300
04-DD-WH-01	200.75	205.75	0.44	0.37	0.087	38422	1.37	300	WH_07_06	257.00	262.00	1.20	0.02	0.082	38762	1.06	300
04-DD-WH-01	205.75	210.75	0.68	0.14	0.051	36140	0.97	300	WH_07_06	262.00	267.00	1.60	0.02	0.102	34260	0.49	300
04-DD-WH-01	210.75	215.75	1.42	0.31	0.087	46000	1.95	300	WH_07_06	267.00	272.00	2.40	0.01	0.024	40496	1.25	300
04-DD-WH-01	215.75	220.75	0.58	0.37	0.083	37804	1.24	300	WH_07_06	272.00	277.00	2.60	0.07	0.111	36662	1.15	300
04-DD-WH-01	220.75	225.75	1.30	0.50	0.121	55842	2.54	300	WH_07_06	277.00	282.00	1.70	0.11	0.062	47154	1.04	300
04-DD-WH-01	225.75	230.75	1.36	0.90	0.123	43220	2.36	300	WH_07_06	282.00	287.00	0.50	0.01	0.006	58299	0.38	300
04-DD-WH-01	230.75	235.75	0.98	0.78	0.124	38620	1.40	300	WH_07_06	287.00	292.00	0.50	0.00	0.005	61899	0.17	300
04-DD-WH-01	235.75	240.75	0.78	0.53	0.094	36700	0.56	300	WH_07_06	292.00	297.00	1.65	0.22	0.120	45911	0.55	300
04-DD-WH-01	240.75	245.75	1.00	0.63	0.150	36520	0.80	300	WH_07_06	297.00	302.00	1.00	0.24	0.131	43356	0.54	300
04-DD-WH-01	245.75	250.75	1.20	0.82	0.187	54660	1.48	300	WH_07_06	302.00	307.00	1.00	0.35	0.190	53194	0.42	300
04-DD-WH-01	250.75	255.75	1.48	1.90	0.266	52380	1.11	300	WH_07_06	307.00	312.00	2.40	0.32	0.279	46505	0.81	300
04-DD-WH-01	255.75	260.75	1.38	1.32	0.207	53980	1.22	300	WH_07_06	312.00	317.00	2.00	0.25	0.174	42941	0.68	300
04-DD-WH-01	260.75	265.75	1.30	1.83	0.245	53540	1.40	300	WH_07_06	317.00	322.00	1.40	0.42	0.183	43697	0.58	300
04-DD-WH-01	265.75	270.75	1.54	2.66	0.297	56220	1.12	300	WH_07_06	322.00	327.00	2.00	0.82	0.250	45301	1.46	300
04-DD-WH-01	270.75	275.75	1.10	1.83	0.208	55500	1.50	300	WH_07_06	327.00	332.00	1.20	0.68	0.202	39382	1.05	300
04-DD-WH-01	275.75	280.75	1.09	1.95	0.184	49260	1.25	300	WH_07_06	332.00	337.00	1.20	0.64	0.169	42822	1.00	300
04-DD-WH-01	280.75	285.75	0.88	1.63	0.166	59460	1.63	300	WH_07_06	337.00	342.00	1.20	0.24	0.093	37613	1.18	300
04-DD-WH-01	285.75	290.75	2.03	1.05	0.127	60260	2.55	300	WH_07_06	342.00	347.00	1.40	0.28	0.088	40228	1.38	300
04-DD-WH-01	290.75	295.75	1.12	1.06	0.149	54020	1.97	300	WH_07_06	347.00	352.00	1.00	0.66	0.113	36341	1.52	300
04-DD-WH-01	295.75	300.75	0.62	0.86	0.123	44940	1.20	300	WH_07_06	352.00	357.00	1.00	0.76	0.137	37900	1.19	300
04-DD-WH-01	300.75	305.75	0.99	0.76	0.125	49580	1.04	300	WH_07_06	357.00	362.00	1.00	0.74	0.119	36960	0.79	300
04-DD-WH-01	305.75	310.75	0.80	0.45	0.099	52020	1.54	300	WH_07_06	362.00	367.00	1.00	1.02	0.165	42638	0.95	300
04-DD-WH-01	310.75	315.75	0.99	0.63	0.141	48940	1.56	300	WH_07_06	367.00	372.00	2.84	0.91	0.187	55405	2.13	300
04-DD-WH-01	315.75	320.75	2.47	1.05	0.195	45562	1.86	300	WH_07_06	372.00	377.00	13.99	0.67	0.170	51908	3.69	300

 February 15, 2008

04-DD-WH-01	320.75	325.75	0.98	0.96	0.194	39202	1.11	300	WH_07_06	377.00	382.00	7.33	0.82	0.198	35690	1.82	300
04-DD-WH-01	325.75	330.75	1.46	1.04	0.208	42220	0.76	300	WH_07_06	382.00	387.00	1.00	1.05	0.205	42814	0.74	300
04-DD-WH-01	330.75	335.75	1.06	1.22	0.236	40020	0.58	300	WH_07_06	387.00	392.00	1.20	1.08	0.198	43163	0.79	300
04-DD-WH-01	335.75	340.75	5.35	3.18	0.334	47420	2.32	300	WH_07_06	392.00	397.00	1.20	0.82	0.144	52235	0.65	300
04-DD-WH-01	340.75	345.75	7.11	1.53	0.189	36580	2.37	300	WH_07_06	397.00	402.00	1.40	1.02	0.168	56602	0.64	300
04-DD-WH-01	345.75	350.75	2.97	3.13	0.419	60420	2.05	300	WH_07_06	402.00	407.00	1.40	1.06	0.157	47562	0.59	300
04-DD-WH-01	350.75	355.75	13.12	4.20	1.466	66260	4.09	300	WH_07_06	407.00	412.00	1.80	0.87	0.163	50558	1.05	300
04-DD-WH-01	355.75	360.75	5.80	1.30	0.398	56040	2.00	300	WH_07_06	412.00	417.00	0.80	0.52	0.113	54279	0.56	300
04-DD-WH-01	360.75	365.75	3.31	1.12	0.262	43720	0.95	300	WH_07_06	417.00	422.00	1.20	1.08	0.175	56736	0.84	300
04-DD-WH-01	365.75	370.75	0.88	0.46	0.165	35080	0.51	300	WH_07_06	422.00	427.00	1.57	1.21	0.225	53648	1.36	300
04-DD-WH-01	370.75	375.75	3.10	0.56	0.180	45160	0.85	300	WH_07_06	427.00	432.00	1.60	0.74	0.207	45263	0.48	300
04-DD-WH-01	375.75	380.75	4.41	0.73	0.334	48020	1.50	300	WH_07_06	432.00	437.00	1.62	0.89	0.265	43472	0.92	300
04-DD-WH-01	380.75	385.75	1.82	0.54	0.184	34180	0.53	300	WH_07_06	437.00	442.00	1.30	0.65	0.154	47298	0.53	300
04-DD-WH-01	385.75	390.75	9.24	1.35	0.416	50760	1.72	300	WH_07_06	442.00	447.00	1.24	0.54	0.142	52343	0.62	300
04-DD-WH-01	390.75	395.75	3.63	0.72	0.272	39160	0.88	300	WH_07_06	447.00	452.00	2.41	0.76	0.166	51638	1.22	300
04-DD-WH-01	395.75	400.75	14.20	3.68	0.244	48160	0.84	300	WH_07_06	452.00	457.00	2.50	1.16	0.228	57616	2.09	300
04-DD-WH-01	400.75	405.75	1.40	0.87	0.263	45600	0.31	300	WH_07_06	457.00	462.00	1.40	0.91	0.132	48021	1.06	300
04-DD-WH-01	405.75	410.75	1.08	0.59	0.146	46840	0.30	300	WH_07_06	462.00	467.00	3.20	0.75	0.175	52313	2.34	300
04-DD-WH-01	410.75	415.75	3.42	0.82	0.163	52400	1.30	300	WH_07_06	467.00	472.00	1.70	0.07	0.004	44696	3.29	300
04-DD-WH-01	415.75	420.75	1.99	0.34	0.108	50523	1.49	300	WH_07_06	472.00	477.00	1.40	0.05	0.005	39893	2.71	300
04-DD-WH-01	420.75	425.75	1.28	1.00	0.242	30284	1.02	300	WH_07_06	477.00	482.00	1.80	0.86	0.175	49075	2.92	300
04-DD-WH-01	425.75	430.75	2.84	0.94	0.271	34520	1.34	300	WH_07_06	482.00	487.00	1.34	1.50	0.290	49607	1.29	300
04-DD-WH-01	430.75	435.75	10.11	1.12	0.347	40590	1.55	300	WH_07_06	487.00	492.00	2.20	0.72	0.206	49641	1.40	300
04-DD-WH-01	435.75	440.75	14.20	0.96	0.316	42375	1.59	300	WH_07_06	492.00	497.00	1.40	0.37	0.155	42863	1.13	300
04-DD-WH-01	440.75	445.75	3.07	1.32	0.369	44140	1.68	300	WH_07_06	497.00	502.00	1.40	0.28	0.153	43538	1.23	300
04-DD-WH-01	445.75	450.75	3.41	1.05	0.377	45270	1.69	300	WH_07_06	502.00	507.00	2.60	0.53	0.267	46978	1.71	300
04-DD-WH-01	450.75	455.75	2.67	0.65	0.214	35181	1.12	300	WH_07_06	507.00	512.00	1.80	0.31	0.228	43783	2.02	300
04-DD-WH-01	455.75	460.75	1.15	0.55	0.169	26148	1.07	300	WH_07_06	512.00	517.00	4.20	0.40	0.322	46483	2.23	300
04-DD-WH-01	460.75	465.75	1.24	0.92	0.273	34653	1.32	300	WH_07_06	517.00	522.00	1.80	0.12	0.163	43553	0.66	300
04-DD-WH-01	465.75	470.75	1.07	0.52	0.145	29684	0.54	300	WH_07_06	522.00	527.00	3.60	0.23	0.207	53279	1.56	300
04-DD-WH-01	470.75	475.75	0.58	0.32	0.087	30230	0.81	300	WH_07_06	527.00	532.00	4.32	0.21	0.284	52833	2.66	300
04-DD-WH-01	475.75	480.75	3.11	0.24	0.065	37173	1.12	300	WH_07_06	532.00	537.00	2.20	0.12	0.158	51740	1.33	300
04-DD-WH-01	480.75	485.75	10.27	0.27	0.136	27016	0.92	300	WH_07_06	537.00	542.00	1.40	0.08	0.139	55935	1.26	300
04-DD-WH-01	485.75	490.75	5.51	0.24	0.108	38955	1.18	300	WH_07_07	23.00	28.00	1.00	0.10	0.133	34480	1.63	300
04-DD-WH-01	490.75	495.75	2.16	0.24	0.128	30335	0.77	300	WH_07_07	28.00	33.00	1.00	0.06	0.058	30520	1.19	300
04-DD-WH-01	495.75	500.75	1.07	0.20	0.126	33870	1.03	300	WH_07_07	33.00	38.00	3.00	0.06	0.086	36120	1.80	300
04-DD-WH-01	500.75	505.75	1.30	0.26	0.135	33260	1.12	300	WH_07_07	38.00	43.00	0.62	0.08	0.119	37812	0.80	300
04-DD-WH-01	505.75	510.75	2.44	0.22	0.093	34365	1.82	300	WH_07_07	43.00	48.00	2.40	0.47	0.548	66100	1.48	300
04-DD-WH-01	510.75	515.75	0.17	0.17	0.062	23845	1.19	300	WH_07_07	48.00	53.00	2.20	0.62	0.426	49260	2.84	300
04-DD-WH-01	515.75	520.75	1.85	0.31	0.121	23009	2.87	300	WH_07_07	53.00	58.00	2.15	0.50	0.678	67920	2.92	300
04-DD-WH-01	520.75	525.75	0.21	0.62	0.137	18187	1.60	300	WH_07_07	58.00	63.00	1.25	0.15	0.249	51170	0.66	300
04-DD-WH-02	39.50	44.50	1.16	0.06	0.141	57225	1.59	300	WH_07_07	63.00	68.00	1.40	0.10	0.210	35800	0.73	300
04-DD-WH-02	44.50	49.50	0.76	0.04	0.098	48325	1.03	300	WH_07_07	68.00	73.00	1.60	0.14	0.167	38640	0.89	300
04-DD-WH-02	49.50	54.50	2.38	0.10	0.114	55523	2.29	300	WH_07_07	73.00	78.00	1.10	0.06	0.110	41280	0.80	300
04-DD-WH-02	54.50	59.50	1.04	0.06	0.122	44499	1.04	300	WH_07_07	78.00	83.00	1.70	0.09	0.154	41760	1.81	300
04-DD-WH-02	59.50	64.50	0.82	0.09	0.154	52411	1.09	300	WH_07_07	83.00	88.00	2.80	0.13	0.182	39160	2.13	300
04-DD-WH-02	64.50	69.50	5.14	0.18	0.105	58510	2.00	300	WH_07_07	88.00	93.00	1.80	0.13	0.153	44920	2.31	300
04-DD-WH-02	69.50	74.50	0.99	0.10	0.163	48270	1.11	300	WH_07_07	93.00	98.00	1.00	0.09	0.162	36080	1.55	300
04-DD-WH-02	74.50	79.50	0.41	0.14	0.133	26032	1.92	300	WH_07_07	98.00	103.00	1.00	0.08	0.115	32360	2.14	300
04-DD-WH-02	79.50	84.50	2.85	0.15	0.070	28463	3.16	300	WH_07_07	103.00	108.00	2.20	0.09	0.137	33540	1.64	300
04-DD-WH-02	84.50	89.50	0.38	0.40	0.144	22066	2.11	300	WH_07_07	108.00	113.00	0.80	0.08	0.105	30460	1.59	300
04-DD-WH-02	89.50	94.50	0.90	0.56	0.265	26712	2.10	300	WH_07_07	113.00	118.00	1.80	0.11	0.099	30180	1.47	300
04-DD-WH-02	94.50	99.50	0.35	0.24	0.088	22000	2.03	300	WH_07_07	118.00	123.00	5.20	0.27	0.262	31020	1.68	300
04-DD-WH-02	99.50	104.50	0.19	0.16	0.088	21702	2.10	300	WH_07_07	123.00	128.00	1.00	0.15	0.121	36980	2.14	300
04-DD-WH-02	104.50	109.50	0.51	0.53	0.160	23913	1.99	300	WH_07_07	128.00	133.00	2.20	0.39	0.092	39033	2.41	300
04-DD-WH-02	109.50	114.50	0.70	0.32	0.129	23835	2.14	300	WH_07_07	133.00	138.00	1.40	0.42	0.256	43100	2.35	300
04-DD-WH-02	114.50	119.50	0.31	0.46	0.149	31185	1.77	300	WH_07_07	138.00	143.00	1.40	0.52	0.292	41420	1.94	300
04-DD-WH-02	119.50	124.50	1.22	0.62	0.260	72492	1.81	300	WH_07_07	143.00	148.00	0.80	0.18	0.090	36380	2.98	300
04-DD-WH-02	124.50	129.50	1.56	0.55	0.169	65324	1.33	300	WH_07_07	148.00	153.00	1.00	0.44	0.211	38860	1.78	300
04-DD-WH-02	129.50	134.50	1.59	0.56	0.139	74431	1.90	300	WH_07_07	153.00	158.00	2.40	0.48	0.261	30360	2.10	300
04-DD-WH-02	134.50	139.50	2.09	0.53	0.174	58020	1.68	300	WH_07_07	158.00	163.00	1.00	0.16	0.104	33680	1.30	300
04-DD-WH-02	139.50	144.50	1.66	0.44	0.128	67012	1.66	300	WH_07_07	163.00	168.00	0.70	0.25	0.146	34620	1.94	300
04-DD-WH-02	144.50	149.50	2.61	0.27	0.143	54667	1.59	300	WH_07_07	168.00	173.00	0.70	0.33	0.157	33060	1.63	300
04-DD-WH-02	149.50	154.50	1.64	0.15	0.114	59659	1.45	300	WH_07_07	173.00	178.00	0.60	0.28	0.107	32260	1.70	300
04-DD-WH-02	154.50	159.50	1.90	0.28	0.191	64429	1.29	300	WH_07_07	178.00	183.00	1.00	0.30	0.146	31180	1.69	300
04-DD-WH-02	159.50	164.50	3.15	0.46	0.265	62020	1.63	300	WH_07_07	183.00	188.00	1.80	0.47	0.260	33120	2.02	300
04-DD-WH-02	164.50	169.50	1.86	0.25	0.180	72058	1.44	300	WH_07_07	188.00	193.00	1.20	0.32	0.156	34560	1.10	300
04-DD-WH-02	169.50	174.50	1.21	0.16	0.130	71571	2.38	300	WH_07_07	193.00	198.00	3.00	0.52	0.245	37680	1.97	300
04-DD-WH-02	174.50	179.50	1.00	0.35	0.136	70875	3.58	300	WH_07_07	198.00	203.00	6.20	0.44	0.269	42920	2.41	300
04-DD-WH-02	179.50	184.50	1.08	0.21	0.093	55836	1.81	300	WH_07_07	203.00	208.00	2.40	0.73	0.299	38260	1.70	300
04-DD-WH-02	184.50	189.50	2.22	0.28	0.188	33665	0.98	300	WH_07_07	208.00	213.00	4.40	0.77	0.305	35940	1.71	300
04-DD-WH-02	189.50	194.50	0.70	0.16	0.134	31738	0.68	300	WH_07_07	213.00	218.00	2.40	0.38	0.164	38260	1.23	300
04-DD-WH-02	194.50	199.50	0.60	0.06	0.080	29201	0.38	300	WH_07_07	218.00	223.00	2.00	0.38	0.173	36420	1.32	300
04-DD-WH-02	199.50	204.50	4.28	0.12	0.162	36691	1.10	300	WH_07_07	223.00	228.00	3.00	0.91	0.285	36800	1.89	300
04-DD-WH-02	204.50	209.50	2.64	0.29	0.177	37448	0.72	300	WH_07_07	228.00	233.00	1.80	0.98	0.278	35800	1.16	300
04-DD-WH-02	209.50	214.50	2.69	0.50	0.304	41687	0.63	300	WH_07_07	233.00	238.00	1.00	0.33	0.133	33460	1.03	300
04-DD-WH-02	214.50	219.50	2.03	0.44	0.286	54625	0.53	300	WH_07_07	238.00	243.00	1.40	0.29	0.165	36180	1.55	300
04-DD-WH-02	219.50	224.50	1.84	0.34	0.263	55868	0.44	300	WH_07_07	243.00	248.00	2.80	0.32	0.155	37580	2.90	300
04-DD-WH-02	224.50	229.50	1.81	0.22	0.195	42139	0.37	300	WH_07_07	248.00	253.00	1.60	0.18	0.119	37620	2.74	300
04-DD-WH-02	229.50	234.50	2.51	0.53	0.443	55627	0.60	300	WH_07_07	253.00	258.00	2.20	0.34	0.180	35140	2.05	300
04-DD-WH-02	234.50	239.50	2.82	1.81	0.451	54741	0.91	300	WH_07_07	258.00	263.00	1.40	0.70	0.312	40780	2.10	300
04-DD-WH-02	239.50	244.50	2.34	2.06	0.393	44630	1.69	300	WH_07_07	263.00	268.00	1.00	0.84	0.286	40000	2.13	300
04-DD-WH-02	244.50	249.50	3.26	3.01	0.335	57196	1.85	300	WH_07_07	268.00	273.00	1.80	0.49	0.231	48200	2.11	300
04-DD-WH-02	249.50	254.50	2.25	1.43	0.196	56208	0.75	300	WH_07_07	273.00	278.00	1.00	0.55	0.210	51560	2.05	300
04-DD-WH-02	254.50	259.50	1.65	1.31	0.164	67075	1.26	300	WH_07_07	278.00	283.00	1.00	0.41	0.211	50160	2.06	300
04-DD-WH-02	259.50	264.50	0.98	1.08	0.144	66780	0.89	300	WH_07_07	283.00	288.00	0.80	0.10	0.092	45320	1.48	300
04-DD-WH-02	264.50	269.50	1.44	0.93	0.162	59250	1.28	300	WH_07_07	288.00	293.00	1.00	0.12	0.076	45560	1.13	300
04-DD-WH-02	269.50	274.50	1.23	0.83	0.169	48358	1.20	300	WH_07_07	293.00	298.00	1.20	0.08	0.050	42660	0.96	300
04-DD-WH-02	274.50	279.50	0.76	1.10	0.139	47345	0.94	300	WH_07_07	298.00	303.00	1.40	0.18	0.090	44740	1.05	300
04-DD-WH-02	279.50	284.50	0.81	0.88	0.176	48956	1.06	300	WH_07_07	303.00	308.00	1.40	0.22	0.149	42640	1.87	300
04-DD-WH-02	284.50	289.50	0.93	0.62	0.089	45243	1.75	300	WH_07_07	308.00	313.00	1.00	0.02	0.046	43080	1.86	300

 February 15, 2008

04-DD-WH-02	289.50	294.50	0.90	0.49	0.088	46257	1.71	300	WH_07_07	313.00	318.00	1.20	0.05	0.041	45580	2.02	300
04-DD-WH-02	294.50	299.50	0.90	0.98	0.079	43575	2.01	300	WH_07_07	318.00	323.00	1.80	0.06	0.070	43300	3.23	300
04-DD-WH-02	299.50	304.50	0.80	0.40	0.042	46200	2.25	300	WH_07_07	323.00	328.00	1.40	0.27	0.155	32800	3.26	300
04-DD-WH-02	304.50	309.50	1.20	0.38	0.024	53050	3.61	300	WH_07_07	328.00	333.00	1.40	0.35	0.230	38640	2.80	300
04-DD-WH-02	309.50	314.50	0.61	0.75	0.050	48613	2.26	300	WH_07_07	333.00	338.00	1.80	0.10	0.197	41600	4.61	300
04-DD-WH-02	314.50	319.50	1.64	0.77	0.062	53463	2.43	300	WH_07_07	338.00	343.00	1.00	0.08	0.227	39063	4.23	300
04-DD-WH-02	319.50	324.50	1.64	0.71	0.094	53775	1.35	300	WH-03	46.74	51.74	1.28	0.09	0.121			300
04-DD-WH-02	324.50	329.50	1.03	0.43	0.076	49938	1.22	300	WH-03	51.74	56.74	0.73	0.09	0.106			300
04-DD-WH-02	329.50	334.50	1.75	0.73	0.128	47694	1.72	300	WH-03	56.74	61.74	0.46	0.06	0.125			300
04-DD-WH-02	334.50	339.50	2.07	0.60	0.105	41246	2.10	300	WH-03	61.74	66.74	0.83	0.12	0.102			300
04-DD-WH-02	339.50	344.50	2.49	0.54	0.090	46380	1.90	300	WH-03	66.74	71.74	4.91	0.20	0.086			300
04-DD-WH-02	344.50	349.50	2.60	1.12	0.183	63073	1.88	300	WH-03	71.74	76.74	14.20	0.17	0.064			300
04-DD-WH-02	349.50	354.50	0.53	0.55	0.112	44170	0.33	300	WH-03	76.74	81.74	10.73	0.20	0.175			300
04-DD-WH-02	354.50	359.50	1.65	0.88	0.178	40949	0.60	300	WH-03	81.74	86.74	2.04	0.16	0.102			300
04-DD-WH-02	359.50	364.50	0.98	0.75	0.154	34190	0.55	300	WH-03	86.74	91.74	1.38	0.34	0.134			300
04-DD-WH-02	364.50	369.50	0.86	0.95	0.153	34950	0.21	300	WH-03	91.74	96.74	0.45	0.23	0.091			300
04-DD-WH-02	369.50	374.50	1.02	1.13	0.176	46230	0.40	300	WH-03	96.74	101.74	5.25	0.20	0.117			300
04-DD-WH-02	374.50	379.50	3.49	2.18	0.276	57580	1.27	300	WH-05	75.91	80.91	10.77	0.44	0.084	47338		300
04-DD-WH-02	379.50	384.50	2.98	1.38	0.266	49415	1.17	300	WH-05	80.91	85.91	3.27	0.18	0.086	52449		300
04-DD-WH-02	384.50	389.50	1.92	0.21	0.052	33870	1.07	300	WH-05	85.91	90.91	0.25	0.07	0.065	46338		300
04-DD-WH-02	389.50	394.50	1.05	0.05	0.002	32286	1.20	300	WH-06	5.49	10.49	11.61	0.19	0.116	34841		300
04-DD-WH-02	394.50	399.50	4.40	0.82	0.285	47045	1.69	300	WH-06	10.49	15.49	14.20	0.17	0.136	38339		300
04-DD-WH-02	399.50	404.50	2.52	0.54	0.178	34549	1.13	300	WH-06	15.49	20.49	0.25	0.13	0.118	40210		300
04-DD-WH-02	404.50	409.50	0.72	0.04	0.009	34520	1.29	300	WH-06	20.49	25.49	0.64	0.18	0.117	39425		300
04-DD-WH-02	409.50	414.50	0.45	0.04	0.004	30650	1.14	300	WH-06	25.49	30.49	0.47	0.21	0.092	35159		300
04-DD-WH-02	414.50	419.50	1.65	0.19	0.028	33064	1.20	300	WH-06	30.49	35.49	0.40	0.30	0.181	38728		300
04-DD-WH-02	419.50	424.50	6.30	1.69	0.360	47750	1.55	300	WH-06	35.49	40.49	0.60	0.57	0.175	43392		300
04-DD-WH-02	424.50	429.50	8.11	0.75	0.261	47580	1.49	300	WH-06	40.49	45.49	1.78	1.90	0.441	53391		300
04-DD-WH-02	429.50	434.50	2.55	1.16	0.322	30377	0.50	300	WH-06	45.49	50.49	1.70	1.77	0.424	52840		300
04-DD-WH-02	434.50	439.50	3.01	1.97	0.359	17544	0.23	300	WH-06	50.49	55.49	1.78	0.53	0.192	45435		300
04-DD-WH-02	439.50	444.50	2.66	0.95	0.367	24770	0.27	300	WH-06	55.49	60.49	0.25	0.12	0.077	33077		300
04-DD-WH-02	444.50	449.50	2.40	0.48	0.250	27480	0.13	300	WH-06	60.49	65.49	0.26	0.21	0.116	28918		300
04-DD-WH-02	449.50	454.50	2.43	0.67	0.276	26680	0.19	300	WH-06	65.49	70.49	0.39	0.28	0.138	33152		300
04-DD-WH-02	454.50	459.50	1.01	0.41	0.196	19400	0.16	300	WH-06	70.49	75.49	0.25	0.14	0.121	33696		300
04-DD-WH-02	459.50	464.50	0.73	0.17	0.158	19670	0.14	300	WH-06	75.49	80.49	0.25	0.04	0.086	32355		300
04-DD-WH-02	464.50	469.50	1.14	0.13	0.168	24340	0.12	300	WH-06	80.49	85.49	1.71	0.21	0.176	42325		300
04-DD-WH-02	469.50	474.50	0.91	0.11	0.224	25920	0.10	300	WH-06	85.49	90.49	0.25	0.42	0.180	37530		300
04-DD-WH-02	474.50	479.50	2.47	0.18	0.163	25560	0.18	300	WH-07	9.15	14.15	0.51	0.24	0.198			300
04-DD-WH-02	479.50	484.50	2.12	0.24	0.236	24340	0.17	300	WH-07	14.15	19.15	1.01	0.36	0.272			300
04-DD-WH-02	484.50	489.50	1.33	0.32	0.280	21220	0.09	300	WH-07	19.15	24.15	4.36	0.37	0.233			300
04-DD-WH-02	489.50	494.50	1.03	0.18	0.309	28130	0.11	300	WH-07	24.15	29.15	1.61	0.31	0.285			300
04-DD-WH-02	494.50	499.50	0.58	0.06	0.125	23420	0.19	300	WH-07	29.15	34.15	0.56	0.31	0.231			300
04-DD-WH-03	9.90	14.90	0.74	0.01	0.027	38114	1.43	300	WH-07	34.15	39.15	0.99	0.44	0.294			300
04-DD-WH-03	14.90	19.90	0.38	0.02	0.017	39651	1.68	300	WH-07	39.15	44.15	1.19	0.71	0.321			300
04-DD-WH-03	19.90	24.90	0.23	0.01	0.004	35228	0.60	300	WH-07	44.15	49.15	1.69	0.92	0.430			300
04-DD-WH-03	24.90	29.90	0.08	0.00	0.002	35052	0.45	300	WH-07	49.15	54.15	1.01	0.77	0.336			300
04-DD-WH-03	29.90	34.90	0.37	0.00	0.002	33335	1.19	300	WH-07	54.15	59.15	0.38	0.48	0.214			300
04-DD-WH-03	34.90	39.90	0.31	0.00	0.002	34033	1.61	300	WH-07	59.15	64.15	0.52	0.41	0.230			300
04-DD-WH-03	39.90	44.90	0.31	0.01	0.007	34121	1.42	300	WH-07	64.15	69.15	2.47	0.30	0.181			300
04-DD-WH-03	44.90	49.90	1.68	0.14	0.168	46169	1.58	300	WH-07	69.15	74.15	0.85	0.36	0.248			300
04-DD-WH-03	49.90	54.90	1.21	0.19	0.239	50084	0.73	300	WH-07	74.15	79.15	5.91	0.34	0.246			300
04-DD-WH-03	54.90	59.90	14.20	0.47	0.277	70665	1.93	300	WH-07	79.15	84.15	3.83	0.34	0.208			300
04-DD-WH-03	59.90	64.90	1.71	0.17	0.167	42000	1.81	300	WH-07	84.15	89.15	8.16	0.32	0.169			300
04-DD-WH-03	64.90	69.90	0.97	0.11	0.095	36480	0.99	300	WH-07	89.15	94.15	9.16	0.35	0.164			300
04-DD-WH-03	69.90	74.90	1.68	0.26	0.211	38871	1.37	300	WH-08	9.15	14.15	0.98	0.16	0.292			300
04-DD-WH-03	74.90	79.90	1.81	0.17	0.195	36247	1.26	300	WH-08	14.15	19.15	2.22	0.22	0.332			300
04-DD-WH-03	79.90	84.90	0.91	0.17	0.167	40812	0.96	300	WH-08	19.15	24.15	0.55	0.14	0.252			300
04-DD-WH-04	2.67	7.67	3.28	0.15	0.165	42420	3.02	300	WH-08	24.15	29.15	0.72	0.12	0.169			300
04-DD-WH-04	7.67	12.67	6.35	0.33	0.147	45140	3.50	300	WH-08	29.15	34.15	1.84	0.19	0.224			300
04-DD-WH-04	12.67	17.67	10.05	0.37	0.137	42280	3.06	300	WH-08	34.15	39.15	1.78	0.20	0.293			300
04-DD-WH-04	17.67	22.67	13.53	0.40	0.109	42964	2.64	300	WH-08	39.15	44.15	0.30	0.11	0.124			300
04-DD-WH-04	22.67	27.67	3.26	0.35	0.094	39126	1.95	300	WH-08	44.15	49.15	0.50	0.20	0.133			300
04-DD-WH-04	27.67	32.67	9.54	0.21	0.056	42494	3.11	300	WH-11	28.66	33.66	4.81	0.20	0.138			300
04-DD-WH-04	32.67	37.67	2.68	0.66	0.187	43273	1.31	300	WH-11	33.66	38.66	14.20	0.44	0.252			300
04-DD-WH-04	37.67	42.67	1.51	1.09	0.311	40503	0.92	300	WH-11	38.66	43.66	0.81	0.14	0.127			300
04-DD-WH-04	42.67	47.67	1.34	1.25	0.331	41743	0.81	300	WH-11	43.66	48.66	2.80	0.10	0.111			300
04-DD-WH-04	47.67	52.67	12.53	0.52	0.172	35898	1.56	300	WH-11	48.66	53.66	3.47	0.15	0.185			300
04-DD-WH-04	52.67	57.67	1.55	0.91	0.269	38617	1.51	300	WH-11	53.66	58.66	0.55	0.19	0.348			300
04-DD-WH-04	57.67	62.67	1.00	0.50	0.163	43726	2.74	300	WH-11	58.66	63.66	0.87	0.17	0.382			300
04-DD-WH-04	62.67	67.67	0.68	0.46	0.135	38158	0.76	300	WH-11	63.66	68.66	0.71	0.08	0.142			300
04-DD-WH-04	67.67	72.67	1.24	0.68	0.273	44373	2.02	300	WH-11	68.66	73.66	3.42	0.06	0.130			300
04-DD-WH-04	72.67	77.67	0.96	0.51	0.165	42882	1.41	300	WH-11	73.66	78.66	0.93	0.07	0.139			300
04-DD-WH-04	77.67	82.67	0.49	0.39	0.123	41853	1.25	300	WH-11	78.66	83.66	4.92	0.13	0.193			300
04-DD-WH-04	82.67	87.67	0.57	0.31	0.107	43197	1.12	300	WH-11	83.66	88.66	0.53	0.05	0.116			300
04-DD-WH-04	87.67	92.67	1.15	0.30	0.180	36808	2.38	300	WH-11	88.66	93.66	0.62	0.05	0.108			300
04-DD-WH-04	92.67	97.67	1.02	0.36	0.273	32135	1.49	300	WH-15	46.04	51.04	0.50	0.06	0.131	31706		300
04-DD-WH-04	97.67	102.67	1.44	0.46	0.248	26026	2.32	300	WH-15	51.04	56.04	0.50	0.08	0.135	28300		300
04-DD-WH-04	102.67	107.67	0.78	0.25	0.205	33439	1.95	300	WH-15	56.04	61.04	0.50	0.02	0.045	27734		300
04-DD-WH-04	107.67	112.67	0.83	0.25	0.203	33423	1.89	300	WH-15	61.04	66.04	0.50	0.05	0.091	33739		300
04-DD-WH-04	112.67	117.67	0.94	0.23	0.251	35797	3.65	300	WH-15	66.04	71.04	0.50	0.08	0.095	33082		300
04-DD-WH-04	117.67	122.67	0.98	0.22	0.154	49178	4.26	300	WH-15	71.04	76.04	0.50	0.21	0.242	30473		300
04-DD-WH-04	122.67	127.67	2.12	0.11	0.068	52860	5.76	300	WH-15	76.04	81.04	0.50	0.12	0.175	26344		300
04-DD-WH-04	127.67	132.67	4.13	0.14	0.157	61652	4.13	300	WH-15	81.04	86.04	0.50	0.11	0.103	24971		300
04-DD-WH-04	132.67	137.67	0.80	0.12	0.185	45652	2.94	300	WH-15	86.04	91.04	0.50	0.15	0.111	23178		300
04-DD-WH-04	137.67	142.67	0.69	0.11	0.185	38548	3.32	300	WH-15	91.04	96.04	0.50	0.08	0.104	28320		300
04-DD-WH-04	142.67	147.67	0.65	0.10	0.184	37962	3.85	300	WH-15	96.04	101.04	0.50	0.12	0.153	34820		300
04-DD-WH-04	147.67	152.67	0.58	0.10	0.180	43283	4.15	300	WH-15	101.04	106.04	0.50	0.06	0.058	33711		300
04-DD-WH-04	152.67	157.67	1.96	0.09	0.183	80380	8.07	300	WH-15	106.04	111.04	0.50	0.09	0.090	29150		300
04-DD-WH-04	157.67	162.67	6.31	0.18	0.302	85390	8.36	300	WH-15	111.04	116.04	0.50	0.11	0.129	31116		300
04-DD-WH-04	162.67	167.67	1.04	0.14	0.283	53443	3.09	300	WH-15	116.04	121.04	0.50	0.12	0.132	31982		300
04-DD-WH-04	167.67	172.67	1.42	0.15	0.167	44208	3.85	300	WH-15	121.04	126.04	0.50	0.17	0.142	31500		300

 February 15, 2008

04-DD-WH-04	172.67	177.67	1.28	0.10	0.197	42789	3.66	300	WH-16	77.74	82.74	1.00	0.13	0.184	50898		300
04-DD-WH-04	177.67	182.67	0.77	0.12	0.198	43399	2.37	300	WH-16	82.74	87.74	1.00	0.06	0.095	39081		300
04-DD-WH-04	182.67	187.67	1.43	0.08	0.145	57517	6.07	300	WH-16	87.74	92.74	1.56	0.42	0.177	41616		300
04-DD-WH-04	187.67	192.67	0.69	0.06	0.120	32453	2.41	300	WH-16	92.74	97.74	1.56	0.94	0.186	39026		300
04-DD-WH-04	192.67	197.67	0.62	0.11	0.165	32716	0.38	300	WH-16	97.74	102.74	3.29	4.15	0.410	46611		300
04-DD-WH-04	197.67	202.67	0.88	0.35	0.228	25963	0.28	300	WH-16	102.74	107.74	2.72	2.61	0.308	43202		300
04-DD-WH-04	202.67	207.67	0.75	0.21	0.147	15397	0.49	300	WH-16	107.74	112.74	1.66	1.43	0.234	39315		300
04-DD-WH-04	207.67	212.67	1.33	0.22	0.164	29388	0.41	300	WH-16	112.74	117.74	1.00	0.76	0.182	46521		300
04-DD-WH-05	6.32	11.32	0.35	0.07	0.122	33680	0.47	300	WH-16	117.74	122.74	1.00	0.44	0.146	45193		300
04-DD-WH-05	11.32	16.32	0.30	0.04	0.100	39964	0.65	300	WH-16	122.74	127.74	0.88	0.41	0.129	41438		300
04-DD-WH-05	16.32	21.32	13.03	0.08	0.107	36064	1.25	300	04-DD-WH-03	84.90	89.90	0.49	0.15	0.120	39200	0.64	300
04-DD-WH-05	21.32	26.32	2.19	0.12	0.166	38020	1.93	300	05-DD-WH-08	214.74	219.74	1.00	0.26	0.273	18500	3.09	300
04-DD-WH-05	26.32	31.32	1.02	0.10	0.262	45900	1.81	300	WH_07_01	181.00	186.00	0.80	0.13	0.041	35700	3.92	300
04-DD-WH-05	31.32	36.32	0.46	0.09	0.144	42423	1.03	300	WH_07_04	289.00	294.00	1.00	0.04	0.125	42900	1.92	300
04-DD-WH-05	36.32	41.32	0.59	0.07	0.122	45299	1.19	300	WH_07_05	283.04	288.04	3.00	0.12	0.019	38600	3.18	300
04-DD-WH-05	41.32	46.32	2.42	0.10	0.126	39557	1.36	300	WH-05	90.91	95.91	0.25	0.11	0.080	48400		300
04-DD-WH-05	46.32	51.32	1.17	0.14	0.128	38161	1.64	300	WH-06	90.49	95.49	0.25	0.23	0.114	46800		300
04-DD-WH-05	51.32	56.32	5.03	0.11	0.111	40978	1.69	300	WH-07	94.15	99.15			0.000			300
04-DD-WH-05	56.32	61.32	3.98	0.10	0.089	35644	1.59	300	WH-16	127.74	132.74	0.50	0.16	0.088	33000		300
04-DD-WH-05	61.32	66.32	0.89	0.11	0.117	41964	1.34	300

 February 15, 2008

APPENDIX C

Characteristics of the Whistler Drilling Database

 February 15, 2008

Year	1980s	2004	2005	2006	2007	Total	2004	2005	2006	Total
Operator	Teck	Kennecott	Kennecott	Kennecott	Geoinformatics		Kennecott	Kennecott	Kennecott	
Drilling characteristics	Whistler	Whistler	Whistler	Whistler	Whistler		Reconnaissance	Reconnaissance	Reconnaissance	
Number of Borehole	16	5	9	1	7	**38**	1	10	9	**20**
Borehole type	DDH	DDH	DDH	DDH	DDH		DDH	DDH	DDH	
Collar position	Surface	Surface	Surface	Surface	Surface		Surface	Surface	Surface	
Borehole numbers	WH-01 to WH-16	04-DD-WH-01 - 05	05-DD-WH-06 - 14	06-DD-WH-15	WH)7-01 - 07		04-DD-WP-01			
Meterage (metres)	1,677	1,996	7,248	705	3,321	**14,947**	310	1,942	2,494	**4,746**
Drilling contractor	N/A	NANA-Dynatec, Salt Lake City, UT	NANA-Major Drilling, Salt Lake City, UT	NANA-Major Drilling, Salt Lake City, UT	Major Drilling		NANA-Major Drilling, Salt Lake City, UT	Major Drilling	Major Drilling	
drill rig		LF-70	LF-70 and LF90 and Longyear 28	LF-70 and LF90 and Longyear 28			LF-70 and LF90 and Longyear 28	LF-70 and LF90 and Longyear 28		
Core size	NQ	NQ	HQ with some NQ	HQ with some NQ	HQ / minor HQ		HQ with some NQ	NQ	NQ	
Core archive	Yes	Yes	Yes	Yes	Yes		Yes	Yes	Yes	
Photographs	N/A				Yes					
Borehole surveying										
Collar survey	Yes	Yes	Yes	Yes	Yes			Yes	Yes	
Collar Azimuth/plunge	Trimble realtime corrected	Trimble realtime corrected	Trimble realtime corrected	Trimble realtime corrected	GPS			Trimble realtime corrected	Trimble realtime corrected	
Surveyor										
Casing	None	None	None	None	None			None	None	
Downhole Surveying	Single-shot	Flex-it Multi-shot	Flex-it Multi-shot	Flex-it Multi-shot	Single-shot			Flex-it Multi-shot	Flex-it Multi-shot	
intervals	1 per hole	6 metres	6 metres	6 metres	60 metres			6 metres	6 metres	
Core orientation	N/A	Yes	Yes Ez Mark, ACE	Yes Ez Mark, ACE	Yes Ez Mark, ACE			Yes Ez Mark, ACE	Yes Ez Mark, ACE	
Other borehole data										
Borehole description										
Recovery	N/A				measured					
RQD	N/A	Yes	Yes	Yes	Yes					
Lithology	Yes	Yes	Yes	Yes	Yes					
Alteration	N/A	Yes	Yes	Yes	Detailed					
Mineralogy	N/A	Yes	Yes	Yes	Detailed					
Structure	N/A				Yes + vein density					
Other borehole data										
Sampling procedure										
Sampling procedure	½ core, sawed	½ core, sawed	½ core, sawed	½ core, sawed	½ core, sawed		not sampled (?)	½ core, sawed	½ core, sawed	
Sample Length	0.1 - 6.4 metre	0.4 - 4.13 metres	0.28 - 4.21 metres	0.97 - 3.05 metres	2 metres or 3 metres			0.2 - 6.0 metres	0.2 - 10.4 metres	
Average sample length	2.3 metres	2.03 metres	1.96 metres	1.97 metres	2.40 metres			1.95 metres	2.02 metres	
Number of samples	697	918	2,603	353	1,351	**5,922**		469	471	**940**
Sampled length	697	1,865	5,063	696	3,246	**11,567**		1,052	949	**2,001**
Assaying										
Sample preparation	N/A	Alaska Assay Lab.	Alaska Assay	Alaska Assay	Alaska Assay			Alaska Assay	Alaska Assay	
Location		Fairbanks, AK	Fairbanks, AK	Fairbanks, AK	Fairbanks, AK			Fairbanks, AK	Fairbanks, AK	
Standard inserted		Yes	Yes	Yes	Yes		included with whistler	included with whistler	included with whistler	
rate		data not available	257 samples or 10%	included with 2005	77 samples or 6%					
Blanks inserted		Yes	Yes	Yes	Yes		included with whistler	included with whistler	included with whistler	
rate		data not available	data not available	data not available	74 samples or 6%					
Field Duplicate		Yes	Yes	Yes	Yes		included with whistler	included with whistler	included with whistler	
rate		59 samples or 6%	data not available	data not available	47 samples or 4%					
Pulp replicate		Yes	Yes	Yes	Yes		included with whistler	included with whistler	included with whistler	
rate		75 samples or 8%	57 or 2%	included with 2005	89 samples or 7%					
Primary Laboratory	N/A	American Assay Lab	ALS-Chemex	ALS-Chemex	ALS-Chemex			ALS-Chemex	ALS-Chemex	
Location		Fairbanks, AK	Vancouver, BC	Vancouver, BC	Vancouver, BC			Vancouver, BC	Vancouver, BC	
Accreditation		(unknown)	ISO 17025	ISO 17025	ISO 17025			ISO 17025	ISO 17025	
number of samples	697	918	2,603	353	1,351	**5,922**		469	471	
Assay method		F.A. /A.A. (FA30)	F.A. / A.A. (Au AA23)	F.A. / A.A. (Au AA23)	F.A. / A.A. (Au AA23)			F.A. / A.A. (Au AA23)	F.A. / A.A. (Au AA23)	
Primary Au assay	697	918	2,603	353	1,351	**5,922**		469	466	**935**
sub-sample size		30 g	30 g	30 g	30 g			30 g	30 g	
Other assaying (including Cu and Ag)	ICP 9 elements	ICP 9 elements (ICP-2A)	Aqua Regia / ICPAES (ME-ICP41)	Aqua Regia / ICPAES (ME-ICP41)	Aqua Regia / ICPAES (ME-ICP41)			Aqua Regia / ICPAES (ME-ICP41)	Aqua Regia / ICPAES (ME-ICP41)	
Number of samples	697	918	2,603	353	1,351	**5,922**		469	471	**940**
Other assaying	Ag, Cu, Co, Cu, Fe, Mn, Mo, Ni, Sr, Zn	Ag, Cu, Co, Cu, Fe, Mn, Mo, Ni, Sr, Zn	34 elements	34 elements	34 elements			34 elements	34 elements	
Original Certificates		Yes	Yes	Yes	Yes			Yes	Yes	
Secondary Laboratory	unknown	ALS-Chemex	None	None	None		None	None	None	
number of samples		191			None	**191**		None	None	**0**
Sub-sample size		30 g								
Assay method		F.A. / A.A. (Au AA23)								
Primary Au assay		175								
Replicate Au assay		N/A								
Other assaying		Aqua Regia / ICPAES (ME-ICP41)								
Original Certificates		Yes

 February 15, 2008

APPENDIX D

Kennecott Analytical Quality Control Data

Sleeted Bias and Relative Precision Charts

 February 15, 2008

Assay results for the project specific reference material WP-CO1 used by Kennecott in 2005 and 2006.

 February 15, 2008

Assay results for the project specific reference material WP-MG1 used by Kennecott in 2005 and 2006.

 February 15, 2008

Assay results for the project specific reference material WP-HG1 used by Kennecott in 2005 and 2006.

 February 15, 2008

Bias carts and precision plots for core field duplicate sample pairs produced by Alaska Assay laboratory during the 2004 program preformed by Kennecott.

Gold assays

 February 15, 2008

Bias carts and precision plots for core field duplicate sample pairs produced by Alaska Assay laboratory during the 2004 program preformed by Kennecott.

Copper assays

 February 15, 2008

Assay results for the project specific reference material WP-CO1 used by Geoinformatics in 2007.

Field standard failure in Batch FA07084597. One sample mislabelled.

 February 15, 2008

 February 15, 2008

Assay results for the project specific reference material WP-MG1 used by Geoinformatics in 2007.

 February 15, 2008

Assay results for the project specific reference material WP-HG1 used by Geoinformatics in 2007. Note silver values in Standard MG-1 at or near detection limits.

 February 15, 2008

Assay results for the blank samples used by Geoinformatics in 2007.

 February 15, 2008

Bias carts and precision plots for core field duplicate sample pairs collected by Geoinformatics during the 2007 Drilling program.

Gold assays

 February 15, 2008

Bias carts and precision plots for core field duplicate sample pairs collected by Geoinformatics during the 2007 Drilling program.

Copper assays

 February 15, 2008

Bias carts and precision plots for pulp replicate assay pairs produced by Geoinformatics during the 2007 Drilling program.

Gold assays

 February 15, 2008

Bias carts and precision plots for pulp replicate assay pairs produced by Geoinformatics during the 2007 Drilling program.

Copper assays

 February 15, 2008

CERTIFICATE AND CONSENT

To accompany the report entitled: Mineral Resource Estimation Whistler Copper-Gold Project, Alaska Range, Alaska, dated February 15, 2008.

I, George H. Wahl, residing at 67 Menno Street, Waterloo, Ontario, Canada, N2L 2A6 do hereby certify that:

1)

I am a consulting geologist providing professional geoscience services and am registered with the Association of Professional Geoscientists of Ontario and the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories and Nunavut;

2)

I am a graduate from the University of Western Ontario and hold a Masters Degree at the University of Waterloo. I have practiced my profession since 1985.

3)

I am practicing as a professional geologist registered with the Australasian Institute of Mining and Metallurgy, the Association of Professional Geoscientists of Ontario (APGO#0448) and the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories and Nunavut (License Number L1513);

4)

I have not visited the subject property and relied on a site visit conducted by Dr. Jean-Francois Couture, P.Geo;

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)

I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)

I am responsible for the preparation of Sectio n15 Mineral Resoruce Estimation and have reviewed other sections of  this technical report;

8)

SRK Consulting (Canada) Inc. was retained by Geoinformatics Exploraiton Inc. to prepare a technical report for the Whistler exploration project in accordance with NI 43-101 and Form 43-101F1 guidelines.  The preceding report is based on a site visit, our review of project files and discussions with Geoinformatics Exploration Inc. personnel;

9)

That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)

I hereby consent to use of this report for submission to any Provincial regulatory authority;

11)

I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada

George Wahl, P.Geo.

February 15, 2008

Associate Resource Geologist

 February 15, 2008

CERTIFICATE AND CONSENT

To accompany the report entitled: Mineral Resource Estimation Whistler Copper-Gold Project, Alaska Range, Alaska, dated February 15, 2008.

I, Jean-Francois Couture, residing at 59 Tiverton Avenue, Toronto, Ontario do hereby certify that:

1)

I am a Principal Geologist with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1000, 25 Adelaide Street East Toronto, Ontario, Canada;

2)

I am a graduate of the Université Laval in Quebec City with a BSc. in Geology in 1982. I obtained an MSc.A. in Earth Sciences and a Ph.D. in Mineral Resources from Université du Québec à Chicoutimi in 1986 and 1994, respectively. I have practiced my profession continuously since 1982;

3)

I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197) and a fellow with the Geological Association of Canada;

4)

I have personally inspected the subject property and surrounding areas from August 10 to 14, 2007;

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)

I, as the qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)

I am responsible for the preparation of all sections of this technical report except Section 15. Mineral Resource Estimation that was authored by Mr. George H. Wahl, P.Geo;

8)

SRK Consulting (Canada) Inc. was retained by Geoinformatics Exploraiton Inc. to prepare a technical report for the Whistler exploration project in accordance with NI 43-101 and Form 43-101F1 guidelines.  The preceding report is based on a site visit, our review of project files and discussions with Geoinformatics Exploration Inc. personnel;

9)

That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)

I hereby consent to use of this report for submission to any Provincial regulatory authority;

11)

I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada

Jean-François Couture, Ph.D, P.Geo.

February 15, 2008

Principal Geologist

 February 15, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: July 6, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer

 February 15, 2008